VARIAN, INC. • FY2007 • ANNUAL REPORT

VARIAN

LETTER TO STOCKHOLDERS
FORM 10-K
NOTICE OF ANNUAL MEETING
PROXY STATEMENT

Inspiring Excellence

To Our Stockholders

Varian, Inc. fiscal 2007 revenue grew by 10% over fiscal year 2006, giving us a compound annual growth rate of approximately 8% since 2000. Operating margins expanded by140 basis points, and we generated cash flow from operations of $100 million, which was 157% of net earnings.

The contributors to growth included customer acceptance of new products, as well as the Company's ideal product portfolio for environmental and energy applications. Greater global concern over the environment, increases in energy consumption and production, and robust economies in many parts of the world, all contributed to strong global demand for many of our products. The Company's broad sales and service network was effective in capturing that demand. The Company is headed into fiscal 2008 with excellent prospects.

New Products Lift Sales

Research and development teams across the Company continued to innovate and launch products for existing and novel applications. New products launched during the year include: a triple quadupole mass spectrometer that offers femtogram detection limits; a novel automated dissolution apparatus for stent and implant applications; a compact scroll pump with a unique design; and a host of software and consumables products. Some of the new products currently gaining customer acceptance include:

- The 400-MR nuclear magnetic resonance system, the first of the Company's NMRs for the routine laboratory environment, which has succeeded well beyond expectations,
- The Bond Elut™ Plexa™ solid phase extraction laboratory consumable, which has been showing outstanding performance at customer sites, and has grown rapidly since its introduction, and
- The VS series of leak detectors, which demonstrated that productivity enhancements and new features can persuade a customer to buy, even in a mature application.

Recently released products should contribute to growth in fiscal 2008.

Total Sales*
(in millions)



1000
900
800
700
600
500
400
300
200
100
$540.6
$568.8
$605.0
$668.8
$724.4
$772.8
$834.7
$920.6
FY 2000
FY 2001
FY 2002
FY 2003
FY 2004
FY 2005
FY 2006
FY 2007

A Balance of Applications

Industrial applications, of which environmental, food and energy are a part, outpaced growth in life science applications in 2007. The balance in the year shifted to industrial applications representing approximately 60% of sales versus approximately 55% in 2006. This change was associated with several factors:

- Increased demand for energy, manifested in both traditional areas like measuring the calorific value of oil, as well as in new areas such as solar energy and biodiesel research,
- Heightened interest in the environment, including soil, water and air purity, in addition to the effects of global warming,
- Similar concerns regarding food and product safety, and
- Rapid growth in parts of the Asia Pacific region, including the shift of manufacturing to those areas.

The Company remains committed to balancing its product portfolio and distribution model to serve both industrial and life science customers. With an increasing number of products that are ideally suited for the life sciences, the Company has created a specialized sales and marketing group to increase our focus on delivering pharmaceutical applications and expanding those accounts.

A Global Presence

The strength of the Company's global direct sales and support organization proved to be a major reason for its continued success. Investment in and the fine tuning of the global distribution and support network is a priority for the Company.

Sales by Region
FY 2007



North America (34%)
Europe (41%)
Asia Pacific (20%)
Latin America (5%)

Continual Efficiency Improvement

Operational improvement has become a more prominent component of our strategy. The systems improvements and standardizations that we have been implementing over the last few years should contribute to the expansion of our margins.

An enhanced procurement team based in China has made significant progress to outsource a number of subassemblies. This effort is expected to improve gross margins, particularly in the second half of fiscal year 2008.

The consolidation of the Company's two manufacturing locations in Northern California is underway and should be completed in the first half of 2009. The optimization of our sales and service offices is a continuous process.

Acquisitions

Acquisitions remain an important component of the Company's strategy for growth. Past acquisitions have contributed to the Company's financial performance; people have successfully transitioned into our functional structure and contributed to our innovative culture.

For example, combining R&D teams from acquired companies with our existing teams, particularly in the areas of consumables and magnetic resonance, has generated a critical mass that has resulted in a higher level of execution than was previously possible. The sales groups have combined in some cases and specialized in others, but all have delivered incremental value to the Company.

Looking Forward

The outlook for the Company is strong. Revenue opportunities abound in the many new products that are expected to be released in fiscal year 2008, in our unique suite of information rich detection products, and in our best-in-class sales and service channel. Plans made and actions taken over the last few years have prepared us for additional gains in margin expansion. With all indications pointing toward continuing healthy global demand for scientific instrumentation and vacuum products, the Company is looking forward to another year of revenue growth and margin improvement.

Garry W. Rogerson, President and CEO

*Sales for all years exclude the Electronics Manufacturing segment divested in fiscal year 2005.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 28, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from ______ to ______

Commission File No. 000-25393

VARIAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	77-0501995
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification No.)
3120 Hansen Way, Palo Alto, California	94304-1030
(Address of principal executive offices)	(Zip Code)

(650) 213-8000
(Telephone number)

Securities registered pursuant to Section 12(b) of the Act:

(Title of each class)	(Name of each exchange on which registered)
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $0.01 par value
Preferred Stock Purchase Rights

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2 of the Act). Yes ☐ No ☒

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant based upon the closing sale price of the Common Stock on March 30, 2007, as reported by the Nasdaq National Market, was approximately $1,766,286,000.

The number of shares of the registrant's Common Stock outstanding as of November 16, 2007 was 30,439,000.

Documents Incorporated by Reference:

Document Description	10-K Part
Certain sections, identified by caption, of the definitive Proxy Statement for the registrant's 2008 Annual Meeting of Stockholders (the "Proxy Statement")	III

An index of exhibits filed with this Form 10-K is located on page 40-43.

FORM 10-K

VARIAN, INC.
ANNUAL REPORT ON FORM 10-K
FOR THE FISCAL YEAR ENDED SEPTEMBER 28, 2007

TABLE OF CONTENTS

PART I

Caution Regarding Forward-Looking Statements

Throughout this Report, and particularly in *Item 1—Business, Item 1A—Risk Factors* and *Item 7—Management's Discussion and Analysis of Financial Condition and Results of Operations*, there are forward-looking statements that are based upon our current expectations, estimates and projections, and that reflect our beliefs and assumptions based on information available to us at the date of this Report. In some cases, you can identify these statements by words such as "may," "might," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," or "continue," and other similar terms. These forward-looking statements include (but are not limited to) those relating to the timing and amount of anticipated restructuring costs and related cost savings, whether and when backlog will result in actual sales, and our expected effective annual tax rate and anticipated capital expenditures in fiscal year 2008.

We caution investors that forward-looking statements are only our current expectations about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict. Our actual results, performance or achievements could differ materially from those expressed or implied by the forward-looking statements. Some of the important factors that could cause our results to differ are discussed in *Item 1A—Risk Factors*. We encourage you to read that section carefully.

Other risks and uncertainties that could cause actual results to differ materially from those in our forward-looking statements include, but are not limited to, the following: whether we will succeed in new product development, release, commercialization, performance and acceptance; whether we can achieve continued growth in sales for industrial applications and/or stronger growth in sales for life science applications; whether we can achieve continued sales growth in Europe and Asia Pacific and/or growth in sales in the U.S.; risks arising from the timing of shipments, installations and the recognition of revenues on certain magnet-based products, including nuclear magnetic resonance ("NMR") spectroscopy systems, magnetic resonance ("MR") imaging systems and fourier transform mass spectrometry ("FTMS") systems and superconducting magnets; the impact of shifting product mix on profit margins; competitive products and pricing; economic conditions in our product and geographic markets; whether we will see continued and timely delivery of key raw materials and components by suppliers; foreign currency fluctuations that could adversely impact revenue growth and earnings; whether we will see continued investment in capital equipment; whether we will see reduced demand from customers that operate in cyclical industries; the impact of any delay or reduction in government funding for research; our ability to successfully evaluate, negotiate and integrate acquisitions; the actual costs, timing and benefits of restructuring activities (such as our Northern California facilities consolidation) and other efficiency improvement activities (such as our global procurement initiative); the timing and amount of discrete tax events; the timing and amount of share-based compensation expense; and other risks detailed from time to time in our filings with the U.S. Securities and Exchange Commission (the "SEC"). We disclaim any intent or obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise.

Item 1. Business

GENERAL

Overview and History

Varian, Inc., together with its subsidiaries (collectively, the "Company"), designs, develops, manufactures, markets, sells and services scientific instruments (including related software, consumable products, accessories and services) and vacuum products (and related accessories and services). For financial reporting purposes, our operations are grouped into two corresponding segments: Scientific Instruments and Vacuum Technologies. These segments, their products and the applications in which they are used are described below.

Varian, Inc. became a separate, public company on April 2, 1999. Until that date, our business was operated as the Instruments business of Varian Associates, Inc. ("VAI"). The Instruments business (which included the business units that designed, developed, manufactured, marketed, sold and serviced scientific instruments and vacuum technologies, and a business unit that provided contract electronics manufacturing services) was contributed by VAI to us. On that date, VAI distributed to holders of its common stock one share of our common stock and one share of common stock of Varian Semiconductor Equipment Associates, Inc. ("VSEA"), which was formerly operated as the Semiconductor Equipment business of VAI, for each share of VAI common stock outstanding on April 2, 1999 (the "Distribution"). VAI retained its Health Care Systems business and changed its name to Varian Medical Systems, Inc. ("VMS"). These transactions were accomplished under the terms of an Amended and Restated Distribution Agreement dated as of January 14, 1999 by and among us, VAI and VSEA (the "Distribution Agreement").

Until March 11, 2005, we operated an electronics manufacturing business (the "Electronics Manufacturing business"), which was a contract manufacturer of electronic assemblies and subsystems such as printed circuit boards for original equipment manufacturers ("OEMs"). On that date, the Electronics Manufacturing business was sold to Jabil Circuit, Inc. As a result, our former Electronics Manufacturing business has been treated as a discontinued operation throughout this Annual Report on Form 10-K and is therefore excluded from all disclosures pertaining to our continuing operations.

Business Segments and Products

For financial reporting purposes, we have two business segments: Scientific Instruments and Vacuum Technologies, which are described below.

The products and activities of these two segments are related in certain important respects, particularly product applications. In many ways we view, manage, operate and describe our Company as being comprised of a single business. Described below are our products by segment, but then separately described are the primary applications for those products.

Scientific Instruments Products

Our Scientific Instruments segment designs, develops, manufactures, markets, sells and services products used in a broad range of life science and industrial applications requiring identification, quantification and analysis of the elemental, molecular, physical or biological composition or structure of liquids, solids or gases. These products include analytical instruments (primarily mass spectrometers, chromatography instruments, optical spectroscopy instruments and dissolution testing equipment), magnet-based products (including nuclear magnetic resonance ("NMR") spectroscopy systems, magnetic resonance ("MR") imaging systems, Fourier Transform mass spectrometry ("FTMS") systems and superconducting magnets used in these and other scientific systems), and consumable products (including columns for gas and liquid chromatography and products for the preparation of samples prior to analysis by gas and liquid chromatography).

Mass spectrometry ("MS") is a technique for analyzing the individual chemical components of substances by ionizing them and determining their mass-to-charge ratios. Our MS products incorporate various technologies for measuring mass, including single-quadrupole, triple-quadrupole and ion trap mass spectrometers, FTMS systems and mass spectrometer leak detection systems. We combine our mass spectrometers with other instruments to create high-performance instruments such as liquid chromatograph mass spectrometers ("LC/MS"), liquid chromatograph nuclear magnetic resonance mass spectrometers ("LC-NMR/MS"), gas chromatograph mass spectrometers ("GC/MS"), inductively coupled plasma mass spectrometers ("ICP-MS") and liquid chromatograph and gas chromatograph Fourier Transform mass spectrometers ("LC- and GC-FTMS"). We also offer related software, accessories and consumable products for these and other similar instruments.

Chromatography is a technique for separating, identifying and quantifying the individual chemical components of substances based on the physical and chemical characteristics specific to each component. Our chromatography instruments include gas chromatographs ("GC"), high-performance liquid chromatographs ("HPLC"), gel permeation chromatographs ("GPC"), sample automation products and data analysis software. For certain applications, mass spectrometers are sold as a detector for GC or HPLC systems. We also offer related accessories and consumable products for these and other similar instruments.

Optical spectroscopy is a technique for analyzing the individual chemical components of substances based on the absorption or emission of electromagnetic radiation of specific wavelengths of light. Our optical spectroscopy instruments include atomic absorption ("AA") spectrometers, inductively coupled plasma-optical emissions spectrometers ("ICP-OES"), inductively coupled plasma-mass spectrometers ("ICP-MS"), fluorescence spectrophotometers, ultraviolet-visible ("UV-Vis") spectrophotometers, Fourier Transform infrared ("FT-IR") spectrophotometers, near-infrared ("NIR") spectrophotometers, Raman spectrometers and sample automation products. We also offer related software, accessories and consumable products for these and other similar instruments.

Dissolution testing is a technique for in-vitro analysis of the rate of release of a drug under controlled conditions. Our dissolution testing products include equipment, software, accessories and consumable products used in analyzing the rate of release and testing the physical characteristics of different dosage forms. Our UV-Vis spectrophotometers are often used with these products.

Magnetic resonance is a non-destructive instrumental technique that uses electromagnetic fields to interact with the magnetic property of atomic nuclei in order to determine and analyze the molecular content and structure of liquids and solids. Our NMR spectroscopy systems are used in the study of liquids containing chemical substances, including proteins, nucleic acids (DNA and RNA) and carbohydrates. They are also used for the analysis of solid materials such as membranes, crystals, plastics, rubbers, ceramics and polymers. Our MR imaging systems are used to obtain non-invasive images of primarily biological materials and to probe the chemical processes within these materials. Our MR imaging systems include human and other imaging systems used in research. We also offer probes, imaging gradient coils, consoles, software and other accessories to customers seeking to enhance NMR and MR imaging performance. Our magnet-based products also include FTMS systems.

Superconducting magnets are used in NMR spectroscopy, MR imaging, FTMS and other scientific (including life science) systems. Our magnets are used in our NMR, MR imaging and FTMS systems, and are also sold directly to OEMs (such as manufacturers of high-field MR imaging systems) and end-users.

Our software products are used to automate, process, collect, manage and store data generated by analytical instruments and magnet-based systems, and are often used for regulatory compliance purposes with respect to such data. These products include: chromatography data systems that allow users to control LC and GC instruments from multiple vendors on a single platform; NMR and MR imaging data acquisition, processing, analysis and display software for our complete line of NMR and MR imaging systems; and other software products tailored to specific instruments and applications.

Our consumable products are used in numerous laboratory applications and include: sample preparation consumables such as solid phase extraction ("SPE") and filtration products used in tube formats to clean up and extract complex samples for toxicology and environmental applications and in 96-well plate formats for drug discovery and clinical research applications; micro volume SPE pipette tips used in protein research; polymeric particles used in the synthesis and purification of therapeutic compounds, and for clinical diagnostic applications; HPLC and GC columns used to separate target analytes prior to UV detection or mass spectrometry analysis; HPLC columns and media used in health science applications for the analysis of thermally labile compounds; GC columns used in industrial applications for the analysis and purification of thermally stabile compounds; GPC columns and standards for the analysis of polymers; and other HPLC and GC stationary phase chemistries and column dimensions for a wide range of life science and industrial science applications. Consumable products also include scientific instrument parts and supplies such as filters and fittings for GC and HPLC systems; xenon lamps and cuvettes for UV-Vis-NIR, fluorescence, FT-IR and Raman spectroscopy instruments; and graphite furnace tubes, hollow cathode lamps and specialized sample introduction glassware for our AA, ICP-OES and ICP-MS products. Other consumable products include on-site screening and laboratory-based kits for drugs of abuse testing ("DAT") on urine or saliva samples, such as in pre-employment screening, criminal justice and toxicology testing.

FORM 10-K

Vacuum Technologies Products

Our Vacuum Technologies segment designs, develops, manufactures, markets, sells and services a broad range of products used to create, control, measure and test vacuum environments in life science, industrial and scientific applications where ultra-clean, high-vacuum environments are needed. Vacuum Technologies' customers are typically OEMs that manufacture equipment for these applications. Products include a wide range of high and ultra-high vacuum pumps (diffusion, turbomolecular and ion getter), intermediate vacuum pumps (rotary vane, sorption and dry scroll), vacuum instrumentation (vacuum control instruments, sensor gauges and meters) and vacuum components (valves, flanges and other mechanical hardware). Its products also include helium mass spectrometry and helium-sensing leak detection instruments used to identify and measure leaks in hermetic or vacuum environments. In addition to product sales, we also offer a wide range of services including an exchange and rebuild program, assistance with the design and integration of vacuum systems, applications support and training in basic and advanced vacuum technologies.

Information Rich Detection Products

We refer to certain of the products described above as "information rich detectors" ("IRD"). IRD products include mass spectrometers, MR systems and FT-IR instruments. All of these products provide users with multi-dimensional layers of information and/or higher sensitivity, which are critical to the ability to optimize analyses and processes. IRD instruments typically provide broad-based qualitative capabilities for screening of compounds in complex mixtures, precise quantitative information for determining the relative concentrations of the compounds and dimensions of structural information for confirming the identity of the analytes. Our IRD products also include superconducting magnets, vacuum pumps, consumables and other products used either in or with our IRD instruments or sold directly to OEMs and end-users for use in IRD products; we also provide various services in connection with our IRD products.

Customers and Applications

Our products are sold principally for use in life science applications or for use in industrial applications (although many products are used in both applications). Life science applications include the study of biological processes and the testing of biological materials.

Almost all of the Scientific Instruments products described above are or can be used in life science applications, such as by pharmaceutical companies in drug development, manufacturing (including process control) and quality control; and by research hospitals and universities in basic chemistry, biological, biochemistry and health care research. Life science customers include branded and generic pharmaceutical companies, biotechnology and toxicology companies, governmental agencies and numerous academic institutions and research hospitals. The Vacuum Technologies products described above similarly are or can be used in a broad range of life science applications, such as in mass spectrometers for analytical analysis and in linear accelerators for cancer therapy. In fiscal years 2007, 2006 and 2005, sales into life science applications accounted for approximately 40%, 45% and 45%, respectively, of our total sales (these are estimates based on assumptions of how our products are likely to be used by customers, and are provided only as an indication of a historical trend).

Almost all of the Scientific Instruments products described above are or can also be used in industrial applications, such as by environmental laboratories in performing chemical analyses of water, soil, air, solids and food products; by petroleum and natural gas companies in performing chemical analyses in refining, quality control and research; by agricultural, chemical, mining and metallurgy and food and beverage processing companies in conducting research and quality control; and by other industrial, governmental and academic research laboratories in forensic analysis, materials science and general research. The Vacuum Technologies products described above are or can be used in a broad range of industrial applications, such as in the manufacture of flat-panel displays, solar energy panels, CRT tubes, decorative coating, functional coatings, disks for memory storage, architectural glass, optical lenses and automobile components; in food packaging; in the testing of aircraft components, automobile airbags, refrigeration components and industrial processing equipment; in high-energy physics research (such as linear accelerators); and in the manufacture and test of semiconductors and fabrication of metrology equipment.

Marketing and Sales

We market and sell most of our products through our own direct sales organizations, although a few products and services are marketed and sold through independent sales representatives and distributors. In certain countries and for certain products and services, sales are made through various sales representative and distributor arrangements. To support this marketing and sales structure, we have sales and service offices in numerous locations around the world.

We compete for the most part on a global basis. Sales outside of North America accounted for 66%, 61% and 59% of sales for fiscal years 2007, 2006 and 2005, respectively. As a result, our customers increasingly require service and support on a worldwide basis. We have sales and service offices located throughout North America, Europe, Asia Pacific and Latin America. We have invested substantial financial and management resources to develop an international infrastructure to meet the needs of our customers worldwide.

Demand for our products depends on many factors, including the level of capital expenditures of our customers, the rate of economic growth in our major markets and competitive considerations. No single customer accounted for 10% or more of our sales in fiscal year 2007, 2006 or 2005.

We experience some cyclical patterns in sales of our products. Generally, sales and earnings in the first quarter of our fiscal year are lower when compared to the preceding fourth fiscal quarter, primarily because there are fewer working days in the first fiscal quarter (October to December). Sales and earnings in our third fiscal quarter are usually flat to down sequentially compared to the second fiscal quarter, primarily because there are a number of holidays in the early part of the quarter, especially in Europe, and the June quarter-end has no significant customer year ends to influence orders. Our fourth fiscal quarter sales and earnings are often the highest in the fiscal year compared to the other three quarters, primarily because many government- and research-related customers spend budgeted money before their own fiscal years end. This cyclical pattern can be influenced by other factors, including the timing of revenue recognition on large systems, general economic conditions, acquisitions, new product introductions and products requiring long manufacturing and installation lead times (such as NMR, MR imaging and FTMS systems and superconducting magnets).

We believe that we differentiate our products from those of our competitors by our responsiveness to customer requirements, as determined through market research. Although specific customer requirements can vary depending on applications, customers generally demand superior performance, ease of use, high quality, high productivity and low cost of ownership. We have responded to these customer demands by introducing new products focused on these requirements in the markets we serve.

Backlog

Our recorded backlog was $241 million at September 28, 2007, $247 million at September 29, 2006 and $218 million at September 30, 2005. The decrease in backlog from September 29, 2006 to September 28, 2007 was primarily due to a net reduction in unfulfilled orders for MR imaging systems and to a lesser extent for vacuum products. These decreases were partially offset by strong order volume for analytical instruments and to a lesser extent the impact of the weaker U.S. dollar on orders denominated in other currencies. For the period from September 30, 2005 to September 29, 2006, backlog increased primarily due to stronger order volume in our Scientific Instruments and Vacuum Technologies segments. In particular, increased orders for MR imaging systems, newer analytical instruments and vacuum products, as well as acquisitions made during fiscal year 2006, drove the increase in backlog.

We include in backlog purchase orders or production releases under blanket purchase orders that have firm delivery dates. Recorded backlog in U.S. dollars is impacted by foreign currency fluctuations. In addition, recorded backlog might not result in sales because of cancellations or other factors.

Most of our products are shipped soon after they are ordered by customers, with the time between order receipt and shipment being as short as a few days for some products and less than a fiscal quarter for most others. However, other products, in particular certain magnet-based products, can have significantly longer lead times, sometimes in excess of one year. Significant shipments often occur in the last month of each quarter, in part because of how customers place orders and schedule shipments.

We believe that approximately 95% of orders included in our backlog at September 28, 2007 will result in revenue before the end of fiscal year 2008.

Competition

Competition in markets we serve is primarily based upon the performance capabilities of products, technical support and after-market service, the manufacturer's reputation as a technological leader and product pricing. We believe that performance capabilities are the most important of these criteria.

The markets in which we compete are highly competitive and are characterized by the application of advanced technology. There are numerous companies that specialize in, and a number of larger companies that devote a significant portion of their resources to, the development, manufacture, sale and service of products that compete with those that we manufacture, sell or service. Many of our competitors are well-known manufacturers with a high degree of technical proficiency. In addition, competition is intensified by the ever-changing nature of the technologies in the industries in which we are engaged. The markets for our products are characterized by specialized manufacturers that often have strength in narrow segments of these markets. While the absence of reliable statistics makes it difficult to determine our relative market position in our industry segments, we are one of the principal manufacturers in our primary fields.

We compete with many companies. Our Scientific Instruments segment competes primarily with Agilent, Bruker, JEOL, PerkinElmer, Shimadzu, Thermo Fisher Scientific, Waters and other smaller suppliers. Our Vacuum Technologies segment competes primarily with Adixen (Alcatel), Edwards, INFICON, Oerlikon Leybold, Pfeiffer, Ulvac and other smaller suppliers.

Manufacturing

Our principal manufacturing activities consist of precision assembly, test, calibration and certain specialized machining activities. For most of our products, we subcontract a portion of the assembly and machining, but perform all other assembly, test and calibration functions.

We believe that the ability to manufacture reliable products in a cost-effective manner is critical to meeting the "just-in-time" delivery and other demanding requirements of our OEM and end-user customers. We monitor and analyze product lead times, warranty data, process yields, supplier performance, field data on mean time between failures, inventory turns, repair response times and other indicators so that we can continuously improve our manufacturing processes.

As of September 28, 2007, we operated 13 significant manufacturing facilities located throughout the world. Our Scientific Instruments segment had manufacturing facilities in Palo Alto, California; Walnut Creek, California; Lake Forest, California; Ft. Collins, Colorado; Randolph, Massachusetts; Cary, North Carolina; Melbourne, Australia; Grenoble, France; Middelburg, Netherlands; Church Stretton, United Kingdom; and Yarnton, United Kingdom. Our Vacuum Technologies segment had manufacturing facilities in Lexington, Massachusetts, and Turin, Italy.

All of our significant manufacturing facilities have been certified as complying with the International Organization for Standardization Series 9000 Quality Standards ("ISO 9000").

Raw Materials

Our manufacturing operations require a wide variety of raw materials, electronic and mechanical components, chemical and biochemical materials and other supplies, some of which are occasionally in short supply. In addition, use of certain of our products requires reliable and cost-effective supply of certain raw materials. For example, end-users of our magnet-based products require helium to operate those products. Helium can be, and at various times has been, difficult to source and is becoming more expensive. If we or our customers cannot obtain sufficient quantities of helium, it could prevent us from shipping and installing superconducting magnets, which could result in our inability to recognize revenues on magnet-based products. In addition, shortages of helium could result in even higher helium prices, and thus higher operating costs for magnet-based products, which could impact demand for those products.

Changes in the availability or price of certain other key raw materials or components could increase our costs or our customers' costs to acquire and operate our products, which could have an adverse effect on our financial condition or results of operations.

We manufacture some components used in our products. Other components, including certain consumables materials and electronic components and subassemblies, are purchased from other manufacturers. Most of the raw materials, components and supplies we purchase are available from a number of different suppliers; however, a number of items—such as wire used in superconducting magnets and electronic subassemblies used in scientific instruments—are purchased from limited or single sources of supply. Disruption of these sources could cause delays or reductions in shipment of our products or increases in our costs, which could have an adverse effect on our financial condition or results of operations.

Research and Development

We are actively engaged in basic and applied research, development and engineering programs designed to develop new products and to improve existing products. During fiscal years 2007, 2006 and 2005, we spent $65.2 million, $59.7 million and $53.9 million, respectively, on research, development and engineering activities. Over this period, the focus of our research and development activities has been shifting more toward information rich detection and consumable products. We intend to continue to conduct extensive research and development activities, with a continued emphasis on information rich detection products such as magnet-based products, mass spectrometers (including vacuum products for use in OEM mass spectrometers) and certain consumable products. There can be no assurance that we will be able to develop and market new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that our existing technology will not be superseded by new discoveries or developments.

Customer Service and Support

We believe that our customer service and support are an integral part of our competitive strategy. As part of our support services, our applications and technical support staff provides individual assistance in supporting customers' specific applications needs, solving analysis problems and integrating vacuum components. We offer training courses and periodically send our customers information on applications development.

Our products generally include a 90-day to one-year warranty, but in some countries and for some products we offer longer warranties. Service contracts may be purchased by customers to cover equipment no longer under warranty. Service work not performed under warranty or service contract is generally performed on a time-and-materials basis. We install and service our products primarily through our own field service organization, although certain distributors and sales representatives are able and contracted to perform some field services.

Patent and Other Intellectual Property Rights

We have a policy of seeking patent, copyright, trademark and trade secret protection in the U.S. and other countries for developments, improvements and inventions originating within our organization that are incorporated in our products or that fall within our fields of interest. As of September 28, 2007, we owned over 330 patents in the U.S. and over 650 patents in other countries, and had numerous patent applications on file with various patent agencies worldwide. We intend to continue to file patent applications as we deem appropriate.

We rely on a combination of copyright, trade secret and other legal, as well as contractual, restrictions on disclosure, copying and transferring title to protect our proprietary rights. We have trademarks, both registered and unregistered, that are maintained and enforced to provide customer recognition for our products in the marketplace. We also have agreements with third parties that provide for licensing of patented or proprietary technology. These agreements frequently include royalty-bearing licenses and technology cross-licenses.

FORM 10-K

Environmental Matters

Our operations are subject to various federal, state and local laws in the U.S., as well as laws in other countries, regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These regulations increase the costs and potential liabilities of our operations. However, our compliance with these regulations is not expected to have a material effect upon our capital expenditures, earnings or competitive position. For additional information on environmental matters, see *Item 1A—Risk Factors—Environmental Matters* and*—Governmental Regulations*.

Employees

At September 28, 2007, we had approximately 3,900 full-time and temporary employees and contract workers worldwide—approximately 1,400 in North America, 1,500 in Europe, 900 in Asia Pacific and 100 in Latin America.

Executive Officers

The following table sets forth the names and ages of our executive officers, together with positions and offices held within the last five years by such executive officers.

Name	Age	Position (Business Experience)	Period
Garry W. Rogerson	55	President and Chief Executive Officer	2004-Present
		President and Chief Operating Officer	2002-2004
G. Edward McClammy	58	Senior Vice President, Chief Financial Officer and Treasurer	2002-Present
A. W. Homan	48	Senior Vice President, General Counsel and Secretary	2006-Present
		Vice President, General Counsel and Secretary	1999-2006
Martin O'Donoghue	49	Senior Vice President, Scientific Instruments	2006-Present
		Vice President, Scientific Instruments	2003-2006
		Vice President, Analytical Instruments	2002-2003
Sergio Piras	58	Senior Vice President, Vacuum Technologies	2006-Present
		Vice President, Vacuum Technologies	2000-2006
Sean M. Wirtjes	37	Vice President and Controller	2006-Present
		Controller	2004-2006
		Assistant Controller	2002-2004

Investor Information

Financial and other information relating to us can be accessed on the Investors page at our website. This can be reached from our main Internet website (http://www.varianinc.com) by clicking on "Investors." On the Investors page at our website, we make available, free of charge, copies of our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after filing them with or furnishing them to the SEC.

Item 1A. Risk Factors

Customer Demand. Demand for our products depends upon, among other factors, the level of capital expenditures by current and prospective customers, the rate of economic growth in the markets in which we compete, the level of government funding for research and the competitiveness of our products and services. Changes in any of these factors could have an adverse effect on our financial condition or results of operations.

We must continue to assess and predict customer needs, regulatory requirements and evolving technologies. We must develop new products, including enhancements to existing products, new services and new applications, successfully commercialize, manufacture, market and sell these products and protect our intellectual property in these products. If we are unsuccessful in these areas, our financial condition or results of operations could be adversely affected.

Variability of Operating Results. We experience some cyclical patterns in sales of our products. Generally, sales and earnings in the first quarter of our fiscal year are lower when compared to the preceding fourth fiscal quarter, primarily because there are fewer working days in our first fiscal quarter (October to December). Sales and earnings in our third fiscal quarter are usually flat to down sequentially compared to the second fiscal quarter, primarily because there are a number of holidays in the early part of the quarter, especially in Europe, and the June quarter-end has no significant customer year ends to influence orders. Our fourth fiscal quarter sales and earnings are often the highest in the fiscal year compared to the other three quarters, primarily because many government- and research-related customers spend budgeted money before their own fiscal years end. This cyclical pattern can be influenced by other factors, including the timing of revenue recognition on large systems, general economic conditions, acquisitions, new product introductions and products requiring long manufacturing and installation lead times (such as NMR, MR imaging and FTMS systems and superconducting magnets). Consequently, our results of operations may fluctuate significantly from quarter to quarter.

For most of our products, we operate on a short backlog, as short as a few days for some products and less than a fiscal quarter for most others. We also make significant shipments in the last few weeks of each quarter, in part because of how our customers place orders and schedule shipments. This can make it difficult for us to forecast our results of operations.

Certain of our magnet-based products (including NMR, MR imaging and FTMS systems, NMR probes, superconducting magnets and other related components) sell on long lead-times, sometimes in excess of one year. Certain of these systems and components sell for high prices; are complex; require development of new technologies and, therefore, significant research and development resources; are often intended for evolving research applications; often have customer-specific features, capabilities and acceptance criteria; and can be difficult to manufacture and require long lead times. If we are unable to meet these challenges, it could have an adverse effect on our financial condition or results of operations. In addition, all of these factors can make it difficult for us to forecast the timing of revenue recognition and the gross profit on these products.

Changes in our effective tax rate can also create variability in our operating results. Our effective tax rate can be adversely affected by earnings being lower than anticipated in countries having lower statutory rates and higher than anticipated in countries having higher statutory rates, by changes in the valuation of deferred tax assets or liabilities or by changes in tax laws or interpretations thereof. In addition, we are subject to examination of our income tax returns by the U.S. Internal Revenue Service and other tax authorities. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our income tax reserves and expense. Should actual events or results differ from our current expectations, charges against or credits to our income tax reserves and expense may become necessary. Any such adjustments could have an adverse effect on our financial condition or results of operations. All of this can make it difficult for us to forecast our effective tax rate.

Competition. The industries in which we operate are highly competitive. We compete against numerous companies, both U.S. and non-U.S., most with global operations. Some of our competitors have greater financial resources than we have, which may enable them to respond more quickly to new or emerging technologies, take advantage of acquisition opportunities, achieve economies of scale and other cost reductions, compete on price, or devote greater resources to research and development, engineering, manufacturing, marketing, sales or managerial activities. Others have greater name recognition and geographic and market presence or lower cost structures than we do. In addition, weaker demand and excess capacity in our industries could cause greater price competition as our competitors seek to maintain sales volumes and market share. For the foregoing reasons, competition could result in lower revenues due to lost sales or price reductions, lower margins and loss of market share, which could have an adverse effect on our financial condition or results of operations.

Although no single customer accounted for 10% or more of our sales in fiscal year 2007, we do have important customers the loss of which could have an adverse effect on our results of operations.

New Product Development. Technological innovation and new product development are important to maintain the competitive position of our products and to grow our sales and profit margins. We have historically dedicated a significant portion of our resources to research and development efforts as a means of generating new products and improving existing products, and intend to continue to conduct extensive research and development activities, with an emphasis on information rich detection products such as magnet-based products, mass spectrometers (including vacuum products for use in mass spectrometers) and certain consumable products. However, there can be no assurance that we will be able to improve existing products and/or develop new products on a cost-effective and timely basis, that such products will compete favorably with products developed by others or that our existing technology will not be superseded by new discoveries or developments. If we fail to improve existing products and/or develop new products, we could experience lower revenues and/or lower profit margins, which could have an adverse effect on our financial condition or results of operations.

Key Suppliers and Raw Materials. Some items we purchase for the manufacture of our products, including wire used in superconducting magnets and electronic subassemblies used in scientific instruments, are purchased from limited or single sources of supply. Disruption of these sources could cause delays or reductions in shipments of our products or increases in our costs, which could have an adverse effect on our financial condition or results of operations.

In addition, the manufacturing and/or use of certain of our products require raw materials for which supply and price can fluctuate significantly. For example, end-users of our magnet-based products require helium to operate those products. Helium can be, and at various times has been, difficult to source and is becoming more expensive. If we or our customers cannot obtain sufficient quantities of helium, it could prevent us from shipping and installing superconducting magnets, which could result in our inability to recognize revenues on magnet-based products. In addition, shortages of helium could result in even higher helium prices and thus higher operating costs for magnet-based products, which could impact demand for those products. Changes in the availability or price of certain other key raw materials or components could increase our costs or our customers' costs to acquire and operate our products, which could have an adverse effect on our financial condition or results of operations.

Business Interruption. Our facilities, operations and systems could be impacted by fire, flood, terrorism or other natural or man-made disasters. In particular, we have significant facilities in areas prone to earthquakes and fires, such as our production facilities and headquarters in California. Due to their limited availability, broad exclusions and prohibitive costs, we do not have insurance policies that would cover losses resulting from an earthquake. If any of our facilities or surrounding areas were to be significantly damaged in an earthquake, fire, flood or other disaster, it could disrupt our operations, delay shipments and cause us to incur significant repair or replacement costs, which could have an adverse effect on our financial condition or results of operations.

Our employees based in certain countries outside of the U.S. are subject to factory-specific and/or industry-wide collective bargaining agreements. Of these, certain of our employees in Australia are subject to collective bargaining agreements that will need to be renewed in April 2009. A work stoppage, strike or other labor action at this or other of our facilities could have an adverse effect on our financial condition or results of operations.

Intellectual Property. Our success depends on our intellectual property. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality agreements and licensing arrangements to establish and protect that intellectual property, but these protections might not be available in all countries, might not be enforceable, might not fully protect our intellectual property and might not provide meaningful competitive advantages. Moreover, we might be required to spend significant resources to police and enforce our intellectual property rights, and we might not detect infringements of those intellectual property rights. If we fail to protect our intellectual property and enforce our intellectual property rights, our competitive position could suffer, which could have an adverse effect on our financial condition or results of operations.

Other third parties might claim that we infringe their intellectual property rights, and we may be unaware of intellectual property rights that we are infringing. Any litigation regarding intellectual property of others could be costly and could divert personnel and resources from our operations. Claims of intellectual property infringement might also require us to develop non-infringing alternatives or enter into royalty-bearing license agreements. We might also be required to pay damages or be enjoined from developing, manufacturing or selling infringing products. We sometimes rely on licenses to avoid these risks, but we cannot be assured that these licenses will be available in the future or on favorable terms. These risks could have an adverse effect on our financial condition or results of operations.

Acquisitions. We have acquired companies and operations and made minority equity investments in private companies, and intend to acquire companies and operations (and make minority equity investments in private companies) in the future, as part of our growth strategy. These acquisitions must be carefully evaluated and negotiated if they are to be successful. Once completed, acquired operations must be carefully integrated to realize expected synergies, efficiencies and financial results. Some of the challenges in doing this include retaining key employees, managing operations in new geographic areas, retaining key customers, integrating data systems, assessing (and if necessary implementing or improving) internal control over financial reporting and managing transaction costs. All of this must be done without diverting management and other resources from other operations and activities. Additionally, acquisition-related goodwill and minority equity investments in private companies are subject to regular impairment testing and potential impairment charges. For all of these reasons, failure to successfully evaluate, negotiate and integrate acquisitions could have an adverse effect on our financial condition or results of operations.

Restructuring and Other Efficiency Improvement Activities. We have undertaken restructuring activities (such as our Northern California facilities consolidation) and other efficiency improvement activities (such as our global procurement initiative), and have announced and may undertake similar activities in the future, that we expect to result in certain costs and eventual cost savings. These costs and cost savings are based on estimates at the time of plan commitment as to the timing of activities to be completed and the timing and amount of related costs to be incurred. We could experience delays, business disruptions and employee turnover in connection with restructuring and other efficiency improvement activities and our estimates of the costs to complete and savings achieved by these activities could change. As a result, these activities could have an adverse impact on our financial condition or results of operations.

Non-U.S. Operations and Currency Exchange Rates. A significant portion of our manufacturing activities, customers, suppliers and employees are outside of the U.S. As a result, we are subject to various risks, including the following: duties, tariffs and taxes; restrictions on currency conversions, fund transfers or profit repatriations; import, export and other trade restrictions; protective labor regulations and union contracts; compliance with local laws and regulations, as well as U.S. laws and regulations (such as the Foreign Corrupt Practices Act) as they relate to our non-U.S. operations; travel and transportation difficulties; and adverse developments in political or economic environments in countries where we operate. These risks could have an adverse effect on our financial condition or results of operations.

Additionally, the U.S. dollar value of our sales and operating costs varies with currency exchange rate fluctuations. Because we manufacture and sell in the U.S. and a number of other countries, the impact that currency exchange rate fluctuations have on us is dependent on the interaction of a number of variables. These variables include, but are not limited to, the relationships between various foreign currencies, the relative amount of our revenues that are denominated in U.S. dollars or in U.S. dollar-linked currencies, customer resistance to currency-driven price changes and the suddenness and severity of changes in certain foreign currency exchange rates. In addition, we hedge most of our balance sheet exposures denominated in other-than-local currencies based upon forecasts of those exposures; in the event that these forecasts are overstated or understated during periods of currency volatility, foreign exchange losses could result. For all of these reasons, currency exchange fluctuations could have an adverse effect on our financial condition or results of operations.

Key Personnel. Our success depends upon the efforts and abilities of key personnel, including research and development, engineering, manufacturing, finance, administrative, marketing, sales and management personnel. The availability of qualified personnel and the cost to attract, motivate and retain them can vary significantly based on factors such as the strength of the general economy. However, even in weak economic periods, there is still intense competition for personnel with certain expertise in the geographic areas where we compete for personnel. In addition, certain employees have significant

FORM 10-K

institutional and proprietary technical knowledge, which could be difficult to quickly replace. Failure to attract, motivate and retain qualified personnel, who generally do not have employment agreements or post-employment non-competition agreements, could have an adverse effect on our financial condition or results of operations.

Certain Employee Benefit Plans. Many of our U.S. employees and some of our U.S. retirees participate in health care plans under which we are self-insured. We maintain a stop-loss insurance policy that covers the cost of certain individually large claims under these plans. During each year, our expenses under these plans are recorded based on actuarial estimates of the number and costs of expected claims, administrative costs, and stop-loss premiums. These estimates are then adjusted at the end of each plan year to reflect actual costs incurred. Actual costs under these plans are subject to variability depending primarily upon participant enrollment and demographics, the actual number and costs of claims made and whether and how much the stop-loss insurance we purchase covers the cost of these claims. In the event that our cost estimates differ from actual costs, our financial condition and results of operations could be adversely impacted.

We also maintain defined benefit pension plans for our employees in several countries outside of the U.S. In accordance with Statement of Financial Accounting Standards No. ("SFAS") 87, *Employers' Accounting for Pensions*, we utilize a number of assumptions including the expected long-term rate of return on plan assets and the discount rate in order to determine our defined benefit pension plan costs each year. These assumptions are set based on relevant debt, equity and other market conditions in the countries in which the plans are maintained. We adjust these assumptions each year in response to corresponding changes in the underlying market conditions. Changes in these market conditions result in corresponding changes in our defined benefit pension plan assumptions, liabilities and costs. In addition, changes in relevant government regulations in the countries in which our defined benefit pension plans are located and/or changes in the accounting rules applicable to these plans (including SFAS 87) could also impact our defined benefit pension plan liabilities and costs. Any such changes could have an adverse effect on our financial condition or results of operations.

Environmental Matters. Our operations are subject to various federal, state and local laws in the U.S., as well as laws in other countries, regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These regulations increase the costs and potential liabilities of our operations. However, we do not currently anticipate that our compliance with these regulations will have a material effect on our capital expenditures, earnings or competitive position.

As is described in *Item 1—Business*, we are obligated (under the terms of the Distribution Agreement) to indemnify VMS for one-third of certain costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs) relating to environmental matters. In that regard, VMS has been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at ten sites where VAI is alleged to have shipped manufacturing waste for recycling, treatment or disposal. In addition, VMS is overseeing and, as applicable, reimbursing third parties for environmental investigation, monitoring and/or remediation activities, in most cases under the direction of, or in consultation with, federal, state and/or local agencies in the U.S., at certain current VMS or former VAI facilities. We are obligated to indemnify VMS for one-third of these environmental investigation, monitoring and/or remediation costs (after adjusting for any insurance proceeds and taxes).

For certain of these sites and facilities, various uncertainties make it difficult to assess the likelihood and scope of further environmental-related activities or to estimate the future costs of such activities if undertaken. As of September 28, 2007, it was nonetheless estimated that our share of the future exposure for environmental-related costs for these sites and facilities ranged in the aggregate from $1.1 million to $2.7 million (without discounting to present value). The time frame over which these costs are expected to be incurred varies with each site and facility, ranging from one year up to 5 years as of September 28, 2007. No amount in the foregoing range of estimated future costs is believed to be more probable of being incurred than any other amount in such range, and we therefore had an accrual of $1.1 million as of September 28, 2007.

As to certain sites and facilities, sufficient knowledge has been gained to be able to better estimate the scope and certain costs of future environmental-related activities. As of September 28, 2007, it was estimated that our share of the future exposure for these environmental-related costs for these sites and facilities ranged in the aggregate from $3.1 million to $13.0 million (without discounting to present value). The time frame over which these costs are expected to be incurred varies with each site and facility, ranging from two years up to 22 years as of September 28, 2007. As to each of these sites and facilities, it was determined that a particular amount within the range of certain estimated costs was a better estimate of the future environmental-related cost than any other amount within the range, and that the amount and timing of these future costs were reliably determinable. Together, the undiscounted amounts for these sites totaled $6.0 million at September 28, 2007. We therefore had an accrual of $4.2 million as of September 28, 2007, which represents the best estimate of our share of these future environmental-related costs discounted at 4%, net of inflation. This accrual is in addition to the $1.1 million described in the preceding paragraph.

At September 28, 2007, our reserve for environmental-related costs, based upon future environmental-related costs estimated by us as of that date, was calculated as follows:

(in millions)	Recurring Costs	Non-Recurring Costs	Total Anticipated Future Costs
Fiscal Year			
2008	$ 0.3	$ 0.2	$ 0.5
2009	0.2	0.2	0.4
2010	0.2	0.2	0.4
2011	0.2	0.3	0.5
2012	0.2	0.4	0.6
Thereafter	3.8	0.9	4.7
Total costs	$ 4.9	$ 2.2	7.1
Less imputed interest			(1.8)
Reserve amount			5.3
Less current portion			(0.5)
Long-term (included in Other liabilities)			$ 4.8

The foregoing amounts are only estimates of anticipated future environmental-related costs, and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation, monitoring and remediation activities and the large number of sites where such investigation, monitoring and remediation activities are being undertaken.

An insurance company has agreed to pay a portion of certain of VAI's (now VMS') future environmental-related costs for which we have an indemnification obligation, and we therefore have a long-term receivable of $1.0 million (discounted at 4%, net of inflation) in other assets as of September 28, 2007 for our share of such recovery. We have not reduced any environmental-related liability in anticipation of recoveries from third parties.

Management believes that our reserves for the foregoing and other environmental-related matters are adequate, but as the scope of our obligation becomes more clearly defined, these reserves may be modified, and related charges against or credits to earnings may be made. Although any ultimate liability arising from environmental-related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to our financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and our best assessment of the ultimate amount and timing of environmental-related events, management believes that the costs of environmental-related matters are not reasonably likely to have a material adverse effect on our financial condition or results of operations.

Governmental Regulations. Our businesses are subject to many governmental regulations in the U.S. and other countries, including with respect to protection of the environment, employee health and safety, labor matters, product safety, medical devices, import, export, competition and sales to governmental entities. These regulations are complex and change frequently. We incur significant costs to comply with governmental regulations, costs to comply with new or changed regulations could be significant, and failure to comply could result in suspension of or restrictions on our operations, product recalls, fines, other civil and criminal penalties, private party litigation and damage to our reputation, which could have an adverse effect on our financial condition or results of operations.

In January 2003, the European Union ("EU") adopted Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "WEEE Directive"). The WEEE Directive requires EU-member countries to adopt implementing legislation imposing certain responsibilities on producers (manufacturers and importers) in the EU of electrical and electronic equipment with respect to the collection and disposal of waste from that equipment. Certain requirements of the WEEE Directive took effect in August 2005, in particular the requirement that each EU-member country adopt legislation implementing the WEEE Directive in that country. All EU-member countries where we manufacture or import products have adopted such implementing legislation (although in some cases to be effective at a future date). We are incurring (or will incur) waste collection and disposal costs to comply with implementing legislation under the WEEE Directive. These costs have not been significant to-date and we do not expect them to be significant in the future, but if they are, our financial condition or results of operations could be materially adversely affected. In addition, similar legislation has been or could be enacted in other countries outside the EU, which could have an adverse effect on our financial condition or results of operations.

In January 2003, the EU also adopted Directive 2002/95/EC on Restriction on the Certain Hazardous Substances in Electrical and Electronic Equipment (the "RoHS Directive"). The RoHS Directive bans in the EU the use of certain hazardous materials in electrical and electronic equipment. The RoHS Directive took effect on July 1, 2006, the date by which each EU-member country was required to adopt legislation implementing the Directive in that country. All EU-member countries where we manufacture or import products have adopted such implementing legislation. As a result of the RoHS Directive, certain raw materials and components sourced from third parties are no longer available, or will in the future become unavailable, for use in the manufacture of the Company's products. We have not experienced significant supply disruptions and have not incurred significant costs as a result of the RoHS Directive and we do not expect such disruptions or costs to be significant in the future, but if they are, our financial condition or results of operations could be materially adversely affected. In addition, similar legislation has been or could be enacted in other countries outside the EU (such as China) and/or the scope of the RoHS Directive could be expanded by the EU or EU-member countries, which could have an adverse effect on our financial condition or results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

As of September 28, 2007, we had manufacturing, warehouse, research and development, sales, service and administrative facilities that had an aggregate floor space of approximately 615,000 square feet in the U.S. and 861,000 square feet outside of the U.S., for a total of approximately 1,476,000 square feet worldwide. Of these facilities, aggregate floor space of approximately 586,000 square feet was leased, and we owned the remainder. We believe that our facilities and equipment generally are well maintained, in good operating condition, suitable for our purposes and adequate for current operations.

As of September 28, 2007, we owned or leased 13 significant manufacturing facilities located throughout the world. Our Scientific Instruments segment had manufacturing facilities in Palo Alto, California; Walnut Creek, California; Lake Forest, California; Ft. Collins, Colorado; Randolph, Massachusetts; Cary, North Carolina; Melbourne, Australia; Grenoble, France; Middleburg, Netherlands; Church Stretton, United Kingdom; and Yarnton, United Kingdom. Our Vacuum Technologies segment had manufacturing facilities in Lexington, Massachusetts, and Turin, Italy. We also owned or leased 54 sales and service facilities located throughout the world, 48 of which were located outside of the U.S., including in Argentina, Australia, Brazil, Canada, China, France, Germany, India, Italy, Japan, Korea, Mexico, Netherlands, Russia, Singapore, Spain, Sweden, Switzerland, Taiwan and the United Kingdom.

Item 3. Legal Proceedings

We are involved in pending legal proceedings that are ordinary, routine and incidental to our business. While the ultimate outcome of these and other legal matters is not determinable, we believe that these matters are not reasonably likely to have a material adverse effect on our financial condition or results of operations.

Item 4. Submission of Matters to a Vote of Security Holders

None.

FORM 10-K

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

(a) Our high and low common stock selling prices in each of the four quarters of fiscal years 2007 and 2006 follow:

	Fiscal Year 2007 Common Stock Selling Prices			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 48.38	$ 59.61	$ 59.81	$ 65.39
Low	$ 43.51	$ 44.62	$ 53.79	$ 55.64

	Fiscal Year 2006 Common Stock Selling Prices			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
High	$ 43.10	$ 41.56	$ 45.91	$ 48.87
Low	$ 34.65	$ 37.78	$ 39.18	$ 39.52

Our common stock is traded on the NASDAQ Global Select Market under the trading symbol VARI.

We have never paid cash dividends on our capital stock and do not currently anticipate paying any cash dividends in the foreseeable future.

There were 2,743 holders of record of our common stock on November 16, 2007.

(b) Not applicable.

(c) *Stock Repurchase Program.* The following table summarizes information relating to stock repurchases during the fiscal quarter ended September 28, 2007.

Fiscal Month	Shares Repurchased	Average Price Per Share	Total Value of Shares Repurchased as Part of Publicly Announced Plan(1)(2)	Maximum Total Value of Shares that May Yet Be Purchased Under the Plan(1)
(In thousands, except per share amounts)				
Balance – June 29, 2007				$ 67,496
June 30, 2007 – July 27, 2007	—	$ —	$ —	67,496
July 28, 2007 – August 24, 2007	180	59.59	10,721	56,775
August 25, 2007 – September 28, 2007	107	59.54	6,383	$ 50,392
Total shares repurchased	287	$ 59.57	$ 17,104	

(1) In January 2007, our Board of Directors approved a stock repurchase program under which we were authorized to utilize up to $100 million to repurchase shares of our common stock. This new repurchase program is effective until December 31, 2008.

(2) Excludes commissions on repurchases.

Item 6. Selected Financial Data

(in millions, except per share amounts)	Fiscal Year Ended Sept. 28, 2007[1]	Sept. 29, 2006[1]	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003
Statement of Earnings Data					
Sales	$ 920.6	$ 834.7	$ 772.8	$ 724.4	$ 668.8
Earnings from continuing operations before income taxes	$ 96.8	$ 74.7	$ 63.5	$ 68.4	$ 52.8
Income tax expense	$ 33.2	$ 24.6	$ 16.8	$ 23.1	$ 17.8
Earnings from continuing operations	$ 63.6	$ 50.1	$ 46.7	$ 45.3	$ 35.0
Earnings from discontinued operations	$ —	$ —	$ 79.3	$ 14.2	$ 14.1
Net earnings	$ 63.6	$ 50.1	$ 126.0	$ 59.5	$ 49.1
Net earnings per basic share:					
Continuing operations	$ 2.09	$ 1.62	$ 1.39	$ 1.31	$ 1.03
Discontinued operations	$ —	$ —	$ 2.35	$ 0.41	$ 0.42
Net earnings	$ 2.09	$ 1.62	$ 3.74	$ 1.72	$ 1.45
Net earnings per diluted share:					
Continuing operations	$ 2.05	$ 1.59	$ 1.36	$ 1.27	$ 1.00
Discontinued operations	$ —	$ —	$ 2.31	$ 0.39	$ 0.40
Net earnings	$ 2.05	$ 1.59	$ 3.67	$ 1.66	$ 1.40

	Fiscal Year End Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005	Oct. 1, 2004	Oct. 3, 2003
Balance Sheet Data					
Total assets	$ 936.8	$ 861.6	$ 796.0	$ 830.7	$ 737.1
Long-term debt (excluding current portion)	$ 18.8	$ 25.0	$ 27.5	$ 30.0	$ 36.3

(1) The results for fiscal years 2007 and 2006 reflect share-based compensation expense as a result of the adoption of SFAS 123(R) on a prospective basis in the first quarter of fiscal year 2006. Accordingly, the results for prior periods do not reflect such expense.

FORM 10-K

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Our fiscal years reported are the 52-week periods that ended on the Friday nearest September 30. Fiscal year 2007 was comprised of the 52-week period that ended on September 28, 2007. Fiscal year 2006 was comprised of the 52-week period that ended on September 29, 2006. Fiscal year 2005 was comprised of the 52-week period that ended on September 30, 2005.

The discussion below should be read together with the risks to our business as described in *Part I—Caution Regarding Forward-Looking Statements* and *Item 1A—Risk Factors.*

Results of Operations

Fiscal Year 2007 Compared to Fiscal Year 2006

Segment Results

For financial reporting purposes, our continuing operations are grouped into two business segments: Scientific Instruments and Vacuum Technologies. The following table presents comparisons of our sales and operating earnings for each of those segments and in total for fiscal years 2007 and 2006:

	Fiscal Year Ended				Increase (Decrease)	
	September 28, 2007		September 29, 2006			
(dollars in millions)	$	% of Sales	$	% of Sales	$	%
Sales by Segment:						
Scientific Instruments	$761.5	82.7%	$686.0	82.2%	$75.5	11.0%
Vacuum Technologies	159.1	17.3	148.7	17.8	10.4	7.0
Total company	$920.6	100.0%	$834.7	100.0%	$85.9	10.3%
Operating Earnings by Segment:						
Scientific Instruments	$ 79.4	10.4%	$ 60.3	8.8%	$19.1	31.8%
Vacuum Technologies	32.0	20.1	29.1	19.6	2.9	9.8
Total segments	111.4	12.1	89.4	10.7	22.0	24.7
General corporate	(18.8)	(2.1)	(16.6)	(2.0)	(2.2)	(13.9)
Total company	$ 92.6	10.1%	$ 72.8	8.7%	$19.8	27.1%

Scientific Instruments. The increase in Scientific Instruments sales was primarily attributable to higher sales volume, in particular from mass spectrometers and other analytical instruments. Sales into industrial (which includes environmental, food and energy) applications increased strongly, while sales into life science applications increased modestly. Scientific Instruments revenues for the fiscal year 2006 do not include sales for the full period from PL International Limited ("Polymer Labs"), which was acquired in November 2005. Excluding the impact of Polymer Labs, Scientific Instruments sales in fiscal year 2007 increased by approximately 10.7% compared to fiscal year 2006.

Scientific Instruments operating earnings for fiscal year 2007 include restructuring and other related costs of $4.3 million, acquisition-related intangible amortization of $7.9 million, share-based compensation expense of $3.4 million and amortization of $1.3 million related to inventory written up in connection with the acquisition of IonSpec Corporation ("IonSpec") in February 2006. In comparison, Scientific Instruments operating earnings for fiscal year 2006 include restructuring and other related costs of $0.2 million, an in-process research and development charge of $0.8 million relating to the acquisition of Polymer Labs, acquisition-related intangible amortization of $8.3 million, share-based compensation expense of $3.5 million and amortization of $4.3 million related to inventory written up in connection with the acquisitions of Magnex Scientific Limited ("Magnex") in November 2004, Polymer Labs in November 2005 and IonSpec in February 2006. Excluding the impact of these items, the increase in operating earnings as a percentage of sales resulted primarily from sales volume leverage and efficiency improvements benefiting selling, general and administrative expenses as well as the transition to internally sourced magnets for magnet-based products.

Vacuum Technologies. Vacuum Technologies sales increased primarily as a result of higher sales volume of products for life science applications.

Vacuum Technologies operating earnings for fiscal years 2007 and 2006 include the impact of share-based compensation expense of $1.1 million in both periods. Excluding the impact of these items, the increase in operating earnings as a percentage of sales was primarily attributable to the impact of sales volume leverage on research and development expenses and, to a lesser extent, selling, general and administrative expenses.

Consolidated Results

The following table presents comparisons of our sales and other selected consolidated financial results for fiscal years 2007 and 2006:

	Fiscal Year Ended					
	September 28, 2007		September 29, 2006		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions, except per share data)						
Sales	$920.6	100.0%	$834.7	100.0%	$ 85.9	10.3%
Gross profit	415.5	45.1	374.3	44.8	41.2	11.0
Operating expenses:						
Selling, general and administrative	257.8	28.0	241.0	28.9	16.8	6.9
Research and development	65.2	7.0	59.7	7.1	5.5	9.1
Purchased in-process research and development	—	—	0.8	0.1	(0.8)	(100)
Total operating expenses	323.0	35.0	301.5	36.1	21.5	7.1
Operating earnings	92.5	10.1	72.8	8.7	19.7	27.1
Interest income	6.2	0.7	4.0	0.5	2.2	53.0
Interest expense	(1.9)	(0.2)	(2.2)	(0.3)	0.3	(13.6)
Income tax expense	(33.2)	(3.7)	(24.5)	(2.9)	(8.7)	35.0
Net earnings	$ 63.6	6.9%	$ 50.1	6.0%	$ 13.5	27.1%
Net earnings per diluted share	$ 2.05		$ 1.59		$ 0.46	

Sales. As discussed under the heading *Segment Results* above, sales by the Scientific Instruments and Vacuum Technologies segments in fiscal year 2007 increased by 11.0% and 7.0%, respectively, compared to fiscal year 2006. On a consolidated basis, sales grew 10.3% in fiscal year 2007, with strong growth into industrial (which includes environmental, food and energy) applications and modest growth into life science applications. Revenues for fiscal year 2006 do not include sales for the full twelve months from Polymer Labs, which was acquired in November 2005. Excluding the impact of Polymer Labs, sales in fiscal year 2007 increased by approximately 10.1% compared to fiscal year 2006.

Sales by geographic region in fiscal years 2007 and 2006 were as follows:

	Fiscal Year Ended					
	September 28, 2007		September 29, 2006		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Geographic Region:						
North America	$312.1	33.9%	$325.5	39.0%	$(13.4)	(4.1)%
Europe	376.8	40.9	309.6	37.1	67.2	21.7
Asia Pacific	185.6	20.2	163.6	19.6	22.0	13.4
Latin America	46.1	5.0	36.0	4.3	10.1	28.1
Total company	$920.6	100.0%	$834.7	100.0%	$ 85.9	10.3%

The increases in sales in Europe, Asia Pacific and Latin America were primarily attributable to stronger demand across a broad range of our products, in particular analytical instruments and vacuum products. The weaker U.S. dollar also had a positive effect on the reported sales increases in these regions. In Europe, higher sales of magnet-based products also contributed to the increase.

We believe the reduction in sales in North America was primarily due to a general trend in many industries of manufacturing moving out of the U.S. for cost and tax reasons, which was in part due to consolidations and a shift in pharmaceutical research and manufacturing to the Asia Pacific region. While this trend negatively impacted sales in North America in fiscal year 2007, it probably benefited us in Asia Pacific.

In addition to the factors described above, the sales decrease in North America and increase in Europe compared to fiscal year 2006 were both more pronounced, and the sales increase in Asia Pacific was less pronounced, due to the timing of sales of certain low-volume, high-selling price magnet-based products. We do not consider these geographic shifts to be indicative of any particular trend for magnet-based products as a whole, but rather to be reflective of the variability in results that these low-volume, high-selling price magnet-based products can create.

Gross Profit. Gross profit for fiscal year 2007 reflects the impact of $5.3 million in amortization expense relating to acquisition-related intangible assets, $1.3 million in amortization expense related to inventory written up in connection with the IonSpec acquisition, share-based compensation expense of $0.4 million and $1.2 million in restructuring and other related costs. In comparison, gross profit for fiscal year 2006 reflects the impact of $5.1 million in amortization expense relating to acquisition-related intangible assets, $4.3 million in amortization expense related to inventory written up in connection with the IonSpec, Polymer Labs and Magnex acquisitions and share-based compensation expense of $0.4 million. Excluding the impact of these items, gross profit as a percentage of sales in fiscal year 2007 was unchanged from fiscal year 2006.

Selling, General and Administrative. Selling, general and administrative expenses for fiscal year 2007 included $2.6 million in amortization expense relating to acquisition-related intangible assets, $2.4 million in restructuring and other related costs and $8.9 million in share-based compensation expense. In comparison, selling, general and administrative expenses for fiscal year 2006 included $3.3 million in acquisition-related intangible amortization, $0.2 million in restructuring and other related costs and $7.7 million in share-based compensation expense. Excluding the impact of these items, selling, general and administrative expenses were lower as a percentage of sales in fiscal year 2007 primarily as a result of sales volume leverage and efficiency improvements resulting from cost reduction activities.

Research and Development. Research and development expenses for fiscal year 2007 reflect the impact of $0.8 million in restructuring and other related costs and $0.5 million in share-based compensation expense. In comparison, research and development expenses for fiscal year 2006 reflect the impact of share-based compensation expense of $0.5 million. Excluding the impact of these items, research and development expenses were slightly lower as a percentage of sales due to sales volume leverage. In absolute dollars, the increase in research and development expenses resulted primarily from the acquisitions of Polymer Labs in the first quarter of fiscal year 2006 and IonSpec in the second quarter of fiscal year 2006 and higher spending on new product development primarily for information rich detection products.

Restructuring Activities. Between fiscal years 2003 and 2007, we committed to several restructuring plans in order to adjust our organizational structure, improve operational efficiencies and eliminate redundant or excess costs resulting from acquisitions or dispositions during those periods. We have incurred a total of $17.6 million in restructuring expense under these restructuring plans.

The following table sets forth changes in our aggregate liability relating to all restructuring plans during fiscal year 2007:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ 233	$ 818	$ 1,051
Charges	2,321	—	2,321
Cash payments	(393)	(127)	(520)
Foreign currency impacts and other adjustments	61	16	77
Balance at September 28, 2007	$2,222	$ 707	$ 2,929

In addition, we have also recorded other costs related directly to these plans (comprised primarily of employee retention and relocation costs and accelerated depreciation of assets to be disposed upon the closure of facilities) totaling $5.4 million. Of this amount, a total of $2.0 million was recorded during fiscal year 2007.

FORM 10-K

Fiscal Year 2007 Plan. During the third quarter of fiscal year 2007, we committed to a plan to combine and optimize the development and assembly of most of our nuclear magnetic resonance ("NMR") and mass spectrometry products, to further centralize related administration and other functions and to reallocate certain resources toward more rapidly growing product lines and geographies. As part of the plan, we are creating an information rich detection ("IRD") center in Walnut Creek, California, where certain NMR operations currently located in Palo Alto, California will be integrated with mass spectrometry operations already located in Walnut Creek. Merging our IRD talent base into this single location will capitalize on our strength in NMR and mass spectrometry, and enhance our ability to develop innovative IRD solutions that are more powerful, complementary, routine and user-friendly. Underscoring our commitment to IRD and the benefits that a combined location and organization will provide, we will invest in a new 45,000 square foot building and a substantial remodel of an existing building there to house the IRD center.

As a result of the plan, a number of employee positions have been or will be relocated or eliminated and certain facilities will be consolidated. These actions primarily impact the Scientific Instruments segment and involve the elimination of between approximately 40 and 60 positions. We expect these activities to be completed during the first half of fiscal year 2009.

Restructuring and other related costs associated with this plan include one-time termination benefits, retention payments, costs to relocate facilities (including decommissioning costs, moving costs and temporary facility/storage costs), accelerated depreciation of fixed assets to be disposed as a result of facilities actions and lease termination costs. These costs are currently estimated to be between $10.5 million and $14.5 million, of which $4.3 million was incurred in fiscal year 2007 and between $5.0 million and $9.0 million is expected to be recorded in fiscal year 2008. These costs are expected to be settled through the second quarter of fiscal year 2009 except for certain lease termination-related costs, which might be settled as late as the fourth quarter of fiscal year 2012. Costs relating to restructuring activities recorded under this plan have been included in cost of sales, selling, general and administrative expenses and research and development expenses.

The following table sets forth changes in our restructuring liability relating to the foregoing plan during fiscal year 2007:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ —	$ —	$ —
Charges	2,301	—	2,301
Cash payments	(145)	—	(145)
Foreign currency impacts and other adjustments	66	—	66
Balance at September 28, 2007	$2,222	$ —	$2,222

The restructuring charges of $2.3 million recorded during fiscal year 2007 related to employee termination benefits. In addition, we incurred $2.0 million in other costs relating directly to this restructuring plan during fiscal year 2007. These costs were comprised of a $0.7 million non-cash charge for accelerated depreciation of assets to be disposed upon the closure of facilities as well as $0.8 million in employee retention costs and $0.5 million in other facility-related costs, both of which will be settled in cash. Since the inception of this plan, we have recorded $2.3 million in related restructuring expense and $2.0 million of other related costs.

Upon its completion, the plan is expected to result in certain operational improvements and efficiencies, which we anticipate will result in a reduction of our overall cost structure and annual operating expenses. We currently estimate the annual cost savings to be achieved following completion of this plan to be between $3.0 million and $5.0 million per year. These estimated cost savings, which are not expected to be realized until the plan is substantially completed in the first half of fiscal year 2009, are expected to impact cost of sales, selling, general and administrative expenses and research and development. Some of these cost savings have been and will continue to be reinvested in other parts of our business, for example, as part of our continued emphasis on information rich detection and consumable products. In addition, unrelated cost increases in other areas of our operations have and could in the future offset some or all of these cost savings. Although it is difficult to quantify with any precision our actual cost savings to date from these activities, many of which are still ongoing, we currently believe that the ultimate savings realized will not differ materially from these estimates.

Interest Income. The increase in interest income was primarily due to higher average invested cash balances and higher rates of interest on those balances during fiscal year 2007 compared to fiscal year 2006.

Income Tax Expense. The effective income tax rate was 34.3% for fiscal year 2007, compared to 32.9% for fiscal year 2006. The lower effective income tax rate in fiscal year 2006 was primarily due to a net reduction of $1.8 million in tax reserves resulting from the positive outcome of tax uncertainties during that period, partially offset by the negative impact of a $0.8 million non-deductible in-process research and development charge recorded during the same period.

We currently expect our effective income tax rate to be between 34.5% and 35.5% for the full fiscal year 2008.

Net Earnings. Net earnings for fiscal year 2007 reflect the impact of $9.8 million in share-based compensation expense, $7.9 million in acquisition-related intangible amortization, $4.3 million in restructuring and other related costs and $1.3 million in amortization related to inventory written up in connection with recent acquisitions. Net earnings for fiscal year 2006 reflect the impact of $8.7 million in share-based compensation expense, $8.3 million in acquisition-related intangible amortization, $4.3 million in amortization related to inventory written up in connection with recent acquisitions, $0.2 million in restructuring and other related costs and an in-process research and development charge of $0.8 million. Excluding the impact of these items, the increase in net earnings in fiscal year 2007 resulted primarily from higher sales volume and lower selling, general and administrative expenses as a percentage of sales.

Fiscal Year 2006 Compared to Fiscal Year 2005

Sale of Electronics Manufacturing Business and Discontinued Operations. During the second quarter of fiscal year 2005, we sold the business formerly operated as our Electronics Manufacturing segment to Jabil Circuit, Inc. In connection with the sale, we determined that this business should be accounted for as discontinued operations in accordance with accounting principles generally accepted in the United States. Consequently, the results of operations of the Electronics Manufacturing business have been excluded from our results from continuing operations for fiscal year 2005 and have instead been presented on a discontinued operations basis. Earnings from discontinued operations are discussed separately below.

Segment Results

The following table presents comparisons of our sales and operating earnings for each of our segments and in total for fiscal years 2006 and 2005:

	Fiscal Year Ended					
	September 29, 2006		September 30, 2005		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Segment:						
Scientific Instruments	$686.0		$632.9		$53.1	8.4%
Vacuum Technologies	148.7		139.9		8.8	6.3
Total company	$834.7		$772.8		$61.9	8.0%
Operating Earnings by Segment:						
Scientific Instruments	$ 60.3	8.8%	$ 50.7	8.0%	$ 9.6	18.8%
Vacuum Technologies	29.1	19.6	25.4	18.2	3.7	14.6
Total segments	89.4	10.7	76.1	9.8	13.3	17.4
General corporate	(16.6)	(2.0)	(15.9)	(2.1)	(0.7)	(4.4)
Total company	$ 72.8	8.7%	$ 60.2	7.8%	$12.6	20.9%

FORM 10-K

Scientific Instruments. The increase in Scientific Instruments sales was primarily attributable to higher sales volume of magnetic resonance ("MR") imaging systems, mass spectrometers and other analytical instruments for industrial applications and, to a lesser extent, life science applications. Sales into the environmental, energy and mining industries were particularly strong in fiscal year 2006. The increase was partially offset by lower sales of high-field NMR systems. Scientific Instruments revenues for fiscal year 2005 do not include sales from Polymer Labs, which was acquired in November 2005 and generated revenue of approximately $24 million during the twelve months ended September 30, 2005.

Scientific Instruments operating earnings for fiscal year 2006 reflect an in-process research and development charge of $0.8 million, acquisition-related intangible amortization of $8.3 million, restructuring and other related costs of $0.2 million (see *Restructuring Activities* below) and amortization of $4.3 million related to inventory written up in connection with the acquisitions of Magnex, Polymer Labs and IonSpec. In addition, operating earnings for fiscal year 2006 include the impact of share-based compensation expense of $3.5 million as a result of our adoption of Statement of Financial Accounting Standards No. ("SFAS") 123(R), *Share-Based Payment*, during the first quarter of fiscal year 2006. In comparison, Scientific Instruments operating earnings for fiscal year 2005 reflect an in-process research and development charge of $0.7 million, acquisition-related intangible amortization of $6.5 million, restructuring and other related costs of $6.5 million and amortization of $4.3 million related to inventory written up in connection with the Magnex acquisition. Excluding the impact of these items, the increase in operating earnings as a percentage of sales resulted primarily from sales volume leverage and a mix shift toward higher-margin products (including mass spectrometers and MR imaging systems) and away from lower-margin high-field NMR systems.

Vacuum Technologies. The increase in Vacuum Technologies sales was driven by higher sales volume of products, particularly turbomolecular pumps, for both life science and industrial applications.

Vacuum Technologies operating earnings for fiscal year 2006 include the impact of share-based compensation expense of $1.1 million as a result of our adoption of SFAS 123(R) during the first quarter of fiscal year 2006. Excluding the impact of this amount, the increase in Vacuum Technologies operating earnings as a percentage of sales was primarily attributable to sales volume leverage, increased sales of higher-margin products (particularly turbomolecular pumps), and reduced costs from the consolidation of and process improvements in the segment's vacuum pump exchange operations, which positively impacted the segment's operating profit percentage by approximately 50 basis points.

FORM 10-K

Consolidated Results

The following table presents comparisons of our sales and other selected consolidated financial results for fiscal years 2006 and 2005:

	Fiscal Year Ended					
	September 29, 2006		September 30, 2005		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions, except per share data)						
Total sales	$834.7	100.0%	$772.8	100.0%	$61.9	8.0%
Gross profit	374.3	44.8	336.7	43.6	37.6	11.2
Operating expenses:						
Selling, general and administrative	241.0	28.9	221.8	28.7	19.2	8.7
Research and development	59.7	7.1	54.0	7.0	5.7	10.7
Purchased in-process research and development	0.8	0.1	0.7	0.1	0.1	8.0
Total operating expenses	301.5	36.1	276.5	35.8	25.0	9.1
Operating earnings	72.8	8.7	60.2	7.8	12.6	20.9
Interest income	4.0	0.5	5.4	0.7	(1.4)	25.7
Interest expense	(2.2)	(0.3)	(2.2)	(0.3)	—	—
Income tax expense	(24.5)	(2.9)	(16.7)	(2.2)	(7.8)	46.7
Earnings from continuing operations	$ 50.1	6.0%	$ 46.7	6.0%	$ 3.4	7.2%
Net earnings per diluted share from continuing operations	$ 1.59		$ 1.36		$0.23	

Sales. As discussed under the heading *Segment Results* above, sales by the Scientific Instruments and Vacuum Technologies segments in fiscal year 2006 increased by 8.4% and 6.3%, respectively, compared to fiscal year 2005. Revenues for fiscal year 2005 do not include sales from Polymer Labs, which was acquired in November 2005 and generated revenue of approximately $24 million during the twelve months ended September 30, 2005. Excluding revenue from Polymer Labs, sales in fiscal year 2006 increased by approximately 5% compared to fiscal year 2005. These higher sales were primarily the result of strong demand for products used in industrial applications.

For geographic reporting purposes, we utilize four regions—North America (excluding Mexico), Europe (including the Middle East and Africa), Asia Pacific (including India) and Latin America (including Mexico).

Sales by geographic region in fiscal years 2006 and 2005 were as follows:

	Fiscal Year Ended					
	September 29, 2006		September 30, 2005		Increase (Decrease)	
	$	% of Sales	$	% of Sales	$	%
(dollars in millions)						
Sales by Geographic Region:						
North America	$325.5	39.0%	$316.3	40.9%	$ 9.2	2.9%
Europe	309.6	37.1	288.9	37.4	20.7	7.2
Asia Pacific	163.6	19.6	137.0	17.7	26.6	19.5
Latin America	36.0	4.3	30.6	4.0	5.4	17.6
Total company	$834.7	100.0%	$772.8	100.0%	$61.9	10.3%

The increase in sales into the rest of the world was primarily the result of higher sales of MR imaging systems, mass spectrometers and turbomolecular pumps. Excluding the impact of the Polymer Labs acquisition, sales into North America were flat and sales into Europe were approximately 2% higher during fiscal year 2006.

Gross Profit. Gross profit for fiscal year 2006 reflects the impact of $5.1 million in amortization expense relating to acquisition-related intangible assets, $4.3 million in amortization expense related to inventory written up in connection with the Magnex, Polymer Labs and IonSpec acquisitions and share-based compensation expense of $0.4 million. In comparison, gross profit for fiscal year 2005 reflects the impact of $3.9 million in amortization expense relating to acquisition-related intangible assets and $4.3 million in amortization expense related to inventory written up in connection with the Magnex acquisition. Excluding the impact of these items, gross profit as a percentage of sales increased primarily as a result of sales volume leverage, a mix shift towards higher margin products including mass spectrometers, MR imaging systems and turbomolecular pumps and away from lower-margin high-field NMR systems. In addition, reduced costs resulting from the consolidation of and process improvements in the pump exchange operations in our Vacuum Technologies segment positively impacted the gross margin percentage by approximately 10-20 basis points.

Selling, General and Administrative. Selling, general and administrative expenses for fiscal year 2006 reflect the impact of $3.3 million in amortization expense relating to acquisition-related intangible assets, $0.2 million in restructuring and other related costs and $7.7 million in share-based compensation expense. In comparison, selling, general and administrative expenses for fiscal year 2005 reflect the impact of $6.9 million in restructuring and other related costs, $2.6 million in acquisition-related intangible amortization and a loss of $1.5 million relating to the settlement of a defined benefit pension plan. Excluding the impact of these items, selling, general and administrative expenses were slightly higher as a percentage of sales as a result of higher order-based commissions and transition costs related to recent acquisitions in the Scientific Instruments segment. This was partially offset by sales volume leverage and lower costs of complying with the requirements of Section 404 of the Sarbanes-Oxley Act, which were 0.2% of sales for fiscal year 2006, compared to 0.7% of sales for fiscal year 2005 (which was our initial year of implementation).

Research and Development. Research and development expenses for fiscal year 2006 reflect the impact of share-based compensation expense of $0.5 million. Excluding this item, research and development expenses were relatively flat as a percentage of sales between the periods. The increase in research and development expenses in absolute dollars was primarily due to the acquisitions of Polymer Labs and IonSpec as well as higher spending on new product development for primarily information rich detection products.

Restructuring Activities.

Fiscal Year 2005 Plans. During the first quarter of fiscal year 2005, we undertook certain restructuring actions to rationalize our Scientific Instruments field support administration in the United Kingdom following the completion of our acquisition of Magnex. These actions were undertaken to achieve operational efficiencies and eliminate redundant costs resulting from the acquisition which involved the termination of approximately 20 employees, the consolidation of certain field support administrative functions previously located in our Walton, United Kingdom location to Magnex's location in Yarnton, United Kingdom and the closure of the Walton facility. Costs relating to restructuring activities recorded under this plan have been included in selling, general and administrative expenses.

The following table sets forth changes in our restructuring liability during fiscal year 2006 in connection with this plan:

(in thousands)	Employee-Related	Facilities-Related	Total
Balance at September 30, 2005	$ 82	$ 1,153	$ 1,235
Charges to expense	12	—	12
Cash payments	(91)	(576)	(667)
Foreign currency impacts and other adjustments	(3)	(21)	(24)
Balance at September 29, 2006	$ —	$ 556	$ 556

We incurred $0.2 million in other costs relating directly to this restructuring plan during fiscal year 2006. This amount was comprised of employee relocation and retention costs, which were settled in cash. From the inception of this plan through September 29, 2006, we recorded $1.8 million in related restructuring expense and $0.7 million of other related costs.

During the third quarter of fiscal year 2005, we committed to a separate plan to reorganize, consolidate and eliminate certain activities. This plan was undertaken due to the divestiture of our Electronics Manufacturing Business, the result of which was that we had lower revenues and reduced infrastructure requirements after the divestiture. We determined that this required us to adjust our organization and reduce our cost structure. Costs relating to restructuring activities recorded under this plan were included in selling, general and administrative expenses.

Under this plan, certain administrative functions within our Corporate organization and Scientific Instruments segment were reorganized and consolidated. This involved changes in reporting structures, consolidation of certain activities and the elimination of employee positions. In addition, this plan involved the elimination of employee positions in certain other operations to reduce our cost structure. These activities were completed during fiscal year 2006.

The measures described above resulted in the elimination of a total of approximately 70 employee positions, of which approximately 45 were in North America and approximately 20 were in Europe. The costs associated with this plan consisted of one-time termination benefits and other related costs for employees in the Corporate organization and the Scientific Instruments segment whose positions were eliminated.

The following table sets forth changes in our restructuring liability during fiscal year 2006 in connection with this plan:

(in thousands)	Employee-Related	Facilities-Related	Total
Balance at September 30, 2005	$ 844	$ —	$ 844
Charges to expense	38	—	38
Cash payments	(681)	—	(681)
Foreign currency impacts and other adjustments	2	—	2
Balance at September 29, 2006	$ 203	$ —	$ 203

From the inception of this plan through September 29, 2006, we recorded $3.5 million in related restructuring expense and $0.4 million of other related costs.

Fiscal Year 2003 Plan. During fiscal year 2003, we undertook certain restructuring actions to improve efficiency and more closely align employee skill sets and other resources with our evolving product mix as a result of our continued emphasis on NMR, mass spectroscopy and consumable products, with a bias toward life science applications. In addition, actions were undertaken to create a more efficient consumable products operation. These actions primarily impacted the Scientific Instruments segment and involved the termination of approximately 160 employees (principally in sales and marketing, administration, service and manufacturing functions), the closure of three sales offices and the consolidation of three consumable products factories into one in Southern California. Substantially all of these activities were completed during fiscal year 2003 except for the termination of approximately 20 employees, which took place in the second and third quarters of fiscal year 2004 and the Southern California facility consolidation, which was initiated in the third quarter of fiscal year 2003 and was substantially completed in the first quarter of fiscal year 2005. Costs relating to restructuring activities recorded under this plan have been included in selling, general and administrative expenses.

The following table sets forth changes in our restructuring liability during fiscal year 2006 in connection with this plan:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 30, 2005	$ 76	$ 539	$ 615
Reversals	(47)	(38)	(85)
Cash payments	—	(238)	(238)
Foreign currency impacts and other adjustments	1	(1)	—
Balance at September 29, 2006	$ 30	$ 262	$ 292

The non-cash portion of restructuring costs recorded in connection with these restructuring actions was not significant, either in the aggregate or for any single fiscal period. From the inception of this plan through September 29, 2006, we recorded $7.8 million in related restructuring expense and $2.3 million in other related costs.

Interest Income. The decrease in interest income in fiscal year 2006 reflects the impact of net cash received from the sale of the Electronics Manufacturing Business and subsequently used to repurchase stock during fiscal year 2005, partially offset by some increase in interest rates on invested cash in fiscal year 2006.

Income Tax Expense. The effective income tax rate was 32.9% for fiscal year 2006, compared to 26.4% for fiscal year 2005. These effective income tax rates were impacted by in-process research and development charges of $0.8 million and $0.7 million, respectively. In addition, the effective income tax rate for fiscal year 2005 included two separate discrete, one-time events that resulted in reductions of income tax expense during the period. The first discrete tax item, which resulted from a change in the treatment of foreign tax credits under new U.S. law enacted during the period, reduced income tax expense by approximately $3.0 million. The second discrete item, which resulted from the elimination of withholding tax on certain dividends under a new tax law enacted in Switzerland during the period, reduced income tax expense by approximately $1.8 million. Excluding the impact of these items, the effective income tax rate for fiscal year 2006 was lower than the rate for fiscal year 2005 primarily due to lower state taxes resulting from favorable tax elections and a larger benefit from the positive outcome of tax uncertainties during fiscal year 2006, which were partially offset by lower realization of foreign tax credits during the period.

Earnings from Continuing Operations. Earnings from continuing operations for fiscal year 2006 reflect the after-tax impact of $8.7 million in share-based compensation expense, $8.3 million in acquisition-related intangible amortization, $4.3 million in amortization related to inventory written up in connection with recent acquisitions, an in-process research and development charge of $0.8 million and $0.2 million in restructuring and other related costs. Earnings from continuing operations for fiscal year 2005 reflect the after-tax impact of $6.5 million in acquisition-related intangible amortization, $4.3 million in amortization related to inventory written up in connection with recent acquisitions, an in-process research and development charge of $0.7 million, restructuring and other related costs of $6.9 million, a settlement loss of $1.5 million relating to a defined benefit pension plan in Australia and a reduction in income tax expense of $4.8 million relating to discrete, one-time tax events during the period. Excluding the impact of these items, the increase in earnings from continuing operations resulted primarily from higher sales volume and improved gross profit margins due to sales volume leverage and a mix shift toward higher-margin products.

Earnings from Discontinued Operations. Earnings from discontinued operations for fiscal year 2005 include earnings of $5.4 million (net of tax) generated from the operations of the disposed Electronics Manufacturing business in that period prior to its sale as well as the one-time book gain of $73.9 million (net of tax) on the sale transaction.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires us to exercise certain judgments in selecting and applying accounting policies and methods. The following is a summary of what we consider to be our most critical accounting policies—those that are most important to the portrayal of our financial condition and results of operations and that require our most difficult, subjective or complex judgments—the effects of those accounting policies applied and the judgments made in their application.

Revenue Recognition. We derive revenues from product sales (including accessory sales) and services. We recognize revenue on product sales and accessory sales when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured. Our sales are typically not subject to rights of return and, historically, actual sales returns have not been significant. Product sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, but that do involve installation services, are accounted for as multiple-element arrangements, where the larger of the contractual billing holdback or the fair value of the installation service is deferred when the product is delivered and subsequently recognized when the installation is complete. For certain other product sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is deferred until all contractually required customer acceptance provisions and product specifications have been satisfied. Revenue related to service contracts is recognized ratably over the term of the contracts. Unearned maintenance and service contract revenue is included in accrued liabilities on the accompanying Consolidated Balance Sheet. Revenue related to incident-based paid service and training services is recognized when the related services are provided to the customer.

In all cases, the fair value of undelivered elements is deferred until those items are delivered to the customer. Sales arrangements involving undelivered elements are primarily confined to the Scientific Instruments segment and involve product accessories, installation services and/or training services that are delivered after the related product has been delivered. Product accessories generally enhance the functionality of the product but are not essential to the functionality of the product. In determining relative fair values for product accessories and training services, we utilize published price list values as the basis for allocating the overall arrangement consideration. List prices are representative of fair value, as stand-alone sales of products, product accessories and training have occurred at list price. The fair value of installation services is calculated by applying standard service billing rates to the estimate of the number of hours to install a specific product based on historical experience. Estimates of installation hours have historically been accurate.

In limited cases, product accessories ordered by customers may not have an established list price, as the item may be a new or slightly modified accessory with no prior sales history. In these limited cases, we consider whether a comparable or substitute accessory that provides similar functionality exists for which fair value has been established and then use that comparable or substitute accessory's list price in estimating the fair value of the undelivered elements. If such conditions do not exist, all arrangement revenue is deferred until the undelivered element is delivered; however, such cases are infrequent and arise from a significant technological advance that creates products or product accessories without a suitable comparable or substitute accessory from which to derive fair value.

We determine when and how much revenue may be recognized on a particular transaction in a particular period based on our best estimates of the fair value of undelivered elements and our judgment of when our performance obligations have been met as outlined above. These judgments and estimates impact reported revenues.

Allowances for Doubtful Accounts Receivable. We sell our products and extend trade credit to a large number of customers. These customers are dispersed across many different industries and geographies and, historically, no single customer has accounted for 10% or more of our total revenues or trade accounts receivable. We perform ongoing credit evaluations of our customers and generally do not require collateral from them. Although bad debt write-offs have historically been insignificant, allowances are established for amounts that are considered to be uncollectible. These allowances represent our best estimates and are based on our judgment after considering a number of factors including third-party credit reports, actual payment history, customer-specific financial information and broader market and economic trends and conditions. In the event that actual uncollectible amounts differ from these best estimates, changes in allowances for doubtful accounts might become necessary.

Inventory Valuation. Inventories are stated at the lower of cost or market, with cost being computed on an average-cost basis. Provisions are made to write down potentially excess, obsolete or slow-moving inventories to their net realizable value. These provisions are based on our best estimates after considering historical demand, projected future demand (including current backlog), inventory purchase commitments, industry and market trends and conditions and other factors. In the event that actual excess, obsolete or slow-moving inventories differ from these best estimates, increases to inventory reserves might become necessary.

Product Warranty. Our products are generally subject to warranties and liabilities are therefore established for the estimated future costs of repair or replacement through charges to cost of sales at the time the related sale is recognized. These liabilities are adjusted based on our best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. In the event that actual experience differs from these best estimates, changes in our warranty liabilities might become necessary.

Environmental Liabilities. As discussed more fully in *Item 1—Business* and *Item 1A—Risk Factors—Environmental Matters*, we entered into a Distribution Agreement in connection with becoming a separate, public company on April 2, 1999. Under the terms of that Distribution Agreement, we are obligated to indemnify Varian Medical Systems, Inc. ("VMS") for one-third of certain environmental investigation, monitoring and/or remediation costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs). The liabilities recorded by us relating to these matters are based on our best estimates after considering currently available information regarding the cost and timing of remediation efforts, related legal matters, insurance recoveries and other environmental-related events. As additional information becomes available, these amounts are adjusted accordingly. Should the cost or timing of remediation efforts, legal matters, insurance recoveries or other environmental-related events (including any which may be currently unidentified) differ from our current expectations and best estimates, changes to our reserves for environmental matters might become necessary.

Share-Based Compensation. We adopted SFAS 123(R) in the first quarter of fiscal year 2006. SFAS 123(R) requires the measurement and recognition of compensation expense for all share-based payment awards including employee stock options and shares issued under our employee stock purchase plan based on estimated fair values. Under SFAS 123(R), we estimate the value of share-based payments on the date of grant using the Black-Scholes model, which was also used previously for the purpose of providing pro forma financial information as required under SFAS 123. The determination of the fair value of, and the timing of expense relating to, share-based payment awards on the date of grant using the Black-Scholes model is affected by our stock price as well as assumptions regarding a number of variables including the expected term of awards, expected stock price volatility and expected forfeitures.

Prior to the first quarter of fiscal year 2006, we used historical stock price volatility in preparing our pro forma information under SFAS 123. Under SFAS 123(R), we use a combination of historical and implied volatility to establish the expected volatility assumption based upon our assessment that such information is more reflective of current market conditions and a better indicator of expected future volatility. SFAS 123(R) also requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. We estimate expected forfeitures, as well as the expected term of awards, based on historical experience. Future changes in these assumptions, our stock price or certain other factors could result in changes in our share-based compensation expense in future periods.

Income Taxes. We are subject to income taxes in the U.S. and numerous jurisdictions outside of the U.S. Significant judgment is required in evaluating our tax positions and determining our income tax expense. During the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. We establish reserves for tax-related uncertainties based on our best estimates of whether and the extent to which, additional taxes and interest will be due. These reserves are established when, despite our belief that our tax return positions are fully supportable, we believe that certain positions are likely to be challenged and may not be sustained on review by tax authorities. These reserves are adjusted in light of changing facts and circumstances. Our income tax expense includes the impact of reserve provisions and changes to reserves that are considered appropriate. Should the ultimate resolution of any tax-related uncertainties (including any which may be currently unidentified) differ from our current expectations, charges against or credits to our income tax reserves and expense will become necessary.

Liquidity and Capital Resources

We generated $99.9 million of cash from operating activities in fiscal year 2007, compared to $79.3 million generated in fiscal year 2006. The increase in cash from operating activities was primarily driven by higher net earnings in fiscal year 2007 compared to fiscal year 2006. The increase was also attributable to a relative increase of $1.9 million in cash from changes in assets and liabilities (excluding the effect of acquisitions).

FORM 10-K

The relative increase in cash from changes in assets and liabilities was primarily due to relative increases in cash from accounts receivable ($14.5 million), inventories ($7.7 million) and other liabilities ($13.8 million). The relative increase from accounts receivable was primarily due to improved collections in fiscal year 2007. The relative increase from inventories was primarily due to a greater increase in inventories in the prior year as a result of our transition to internally sourced magnets for our magnet-based products and the timing of new product launches. The relative increase from other liabilities was primarily due to an increase in our long-term liabilities relating to certain defined benefit postretirement plans. The increase in cash flows from operations attributable to the foregoing factors was partially offset by relative decreases in accounts payable ($14.7 million), accrued liabilities ($7.5 million) and prepaid expenses and other current assets ($5.6 million) during fiscal year 2007. The relative decrease from accounts payable was primarily due to a reduction in payables relating to OEM magnets for our magnet-based products due to our transition to internally sourced magnets, which was substantially completed in the first half of fiscal year 2007, and the timing of other vendor payments. The relative decrease from accrued liabilities was due to the higher conversion of customer advances on magnet-based products during fiscal year 2007. The relative decrease from prepaid expenses and other current assets was primarily attributable to a reduction in deposits made for OEM magnets for our magnet-based products, also as a result of our transition to internally sourced magnets.

We used $24.5 million of cash for investing activities in fiscal year 2007, compared to $93.0 million used for investing activities in fiscal year 2006. The decrease in cash used for investing activities in fiscal year 2007 was primarily the result of lower acquisition-related payments. During fiscal year 2007, acquisition-related payments totaled $7.1 million and consisted of amounts previously retained to secure sellers' indemnification obligations and contingent consideration payments related to acquisitions made in prior periods. During fiscal year 2006, acquisition-related payments totaled $72.9 million and included $44.3 million and $17.2 million for the acquisitions of Polymer Labs and IonSpec, respectively, and $11.4 million for contingent consideration payments relating to acquisitions made in prior years.

We used $48.9 million of cash for financing activities in fiscal year 2007, compared to $24.4 million used for financing activities in fiscal year 2006. The increase in cash used for financing activities was primarily due to higher expenditures to repurchase and retire common stock (such expenditures were made in both periods as a result of a continued effort to utilize excess cash to reduce the number of outstanding common shares).

We maintain relationships with banks in many countries from whom we sometimes obtain bank guarantees and short-term standby letters of credit. These guarantees and letters of credit relate primarily to advance payments and deposits made to our subsidiaries by customers for which separate liabilities are recorded in the consolidated financial statements. As of September 28, 2007, a total of $13.9 million of these bank guarantees and letters of credit were outstanding. No amounts had been drawn by beneficiaries under these or any other outstanding guarantees or letters of credit as of that date.

As of September 28, 2007, we had a $25.0 million term loan outstanding with a U.S. financial institution, compared to $27.5 million at September 29, 2006. As of September 28, 2007, the fixed interest rate on the term loan was 6.7%. As of September 29, 2006, fixed interest rates on the term loan ranged from 6.7% to 7.2% with a weighted average of 6.8%. The term loan contains certain covenants that limit future borrowings and the payment of cash dividends and require the maintenance of certain levels of working capital and operating results. We were in compliance with all restrictive covenants of the term loan agreement at September 28, 2007.

In connection with the IonSpec acquisition, we have accrued but not yet paid a portion of the purchase price that has been retained to secure the sellers' indemnification obligations. As of September 28, 2007, retained amounts for the IonSpec acquisition totaled $0.7 million, which is due to be paid (net of any indemnification claims) in February 2008.

As of September 28, 2007, up to a maximum of $37.2 million could be payable through February 2009 under contingent consideration arrangements relating to acquired businesses. Amounts subject to these arrangements can be earned over the respective measurement period, depending on the performance of the acquired business relative to certain financial targets.

The following table summarizes key terms of outstanding contingent consideration arrangements as of September 28, 2007:

Acquired business	Remaining amount available (maximum)	Measurement period	Measurement period end date
IonSpec	$14.0 million	3 years	February 2009
Magnex	$ 4.0 million	3 years	November 2007
Polymer Labs	$19.2 million	3 years	November 2008

The Distribution Agreement provides that we are responsible for certain litigation to which VAI was a party and further provides that we will indemnify VMS and VSEA for one-third of the costs, expenses and other liabilities relating to certain discontinued, former and corporate operations of VAI, including certain environmental liabilities (see under *Item 1A—Risk Factors—Environmental Matters* and *—Governmental Regulations*).

We had no material cancelable or non-cancelable commitments for capital expenditures as of September 28, 2007. In the aggregate, we currently anticipate that our capital expenditures will be about 3.5% of sales in fiscal year 2008.

In November 2005, our Board of Directors approved a stock repurchase program under which we were authorized to utilize up to $100 million to repurchase shares of our common stock. This repurchase program was effective until September 30, 2007. During the first quarter of fiscal year 2007, we repurchased and retired 820,000 shares at an aggregate cost of $37.1 million, which completed this repurchase program.

In January 2007, our Board of Directors approved a new stock repurchase program under which we are authorized to utilize up to $100 million to repurchase shares of our common stock. This repurchase program is effective until December 31, 2008. During fiscal year 2007, we repurchased and retired 862,000 shares at an aggregate cost of $49.6 million. As of September 28, 2007, we had remaining authorization to repurchase $50.4 million of our common stock under this program.

Our liquidity is affected by many other factors, some based on the normal ongoing operations of the business and others related to the uncertainties of the industry in which we compete and global economies. Although our cash requirements will fluctuate based on the timing and extent of these factors, we believe that cash generated from operations, together with our current cash balance and borrowing capability, will be sufficient to satisfy commitments for capital expenditures and other cash requirements for at least the next 12 months.

Contractual Obligations and Other Commercial Commitments

The following table summarizes the amount and estimated timing of future cash expenditures relating to principal payments on outstanding long-term debt, minimum rentals due for certain facilities and other leased assets under long-term, non-cancelable operating leases and other long-term liabilities as of September 28, 2007:

	Fiscal Years						
	2008	2009	2010	2011	2012	Thereafter	Total
(in thousands)							
Operating leases	$ 8,536	$ 6,103	$ 4,018	$2,249	$ 1,901	$ 5,613	$28,420
Long-term debt (including current portion)	6,250	—	6,250	—	6,250	6,250	25,000
Other long-term liabilities	1,334	4,849	3,499	3,629	3,464	27,583	44,358
Total	$16,120	$10,952	$13,767	$5,878	$11,615	$39,446	$97,778

In addition to the non-cancelable contractual obligations included in the above table, we had cancelable commitments to purchase certain superconducting magnets intended for use with NMR systems totaling approximately $3.2 million, net of deposits paid, as of September 28, 2007. Subsequent to that date, these commitments were canceled.

As of September 28, 2007, we did not have any off-balance sheet commercial commitments that could result in a significant cash outflow upon the occurrence of some contingent event, except for contingent payments of up to a maximum of $37.2 million related to acquisitions as discussed under *Liquidity and Capital Resources* above, the specific amounts of which are not currently determinable.

Recent Accounting Pronouncements

In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109*, which addresses accounting for, and disclosure of, uncertain tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, *Accounting for Income Taxes*. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. We are currently evaluating the requirements of FIN 48 and are not yet able to determine whether its adoption in the first quarter of fiscal year 2008 will have a material impact on our financial condition or results of operations.

In September 2006, the SEC issued Staff Accounting Bulletin No. ("SAB") 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements*. SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related disclosures using both the rollover and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year of origin. Adjustment of financial statements would be required if either approach resulted in a material misstatement. SAB 108 applies to annual financial statements for fiscal years ending after November 15, 2006. Our adoption of SAB 108 in the fourth quarter of fiscal year 2007 did not have a material impact on our financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements*. SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS 157 to have a material impact on our financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115*, which provides companies with an option to measure eligible financial assets and liabilities in their entirety at fair value. The fair value option may be applied instrument by instrument, and may be applied only to entire instruments. If a company elects the fair value option for an eligible item, changes in the item's fair value must be reported as unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. We are evaluating the options provided under SFAS 159 and their potential impact on our financial condition and results of operations if implemented.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Exchange Risk. We enter into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in non-functional currencies. From time to time, we also enter into foreign exchange forward contracts to minimize the impact of foreign currency fluctuations on forecasted transactions. The success of our hedging activities depends on our ability to forecast balance sheet exposures and transaction activity in various foreign currencies. To the extent that these forecasts are overstated or understated during periods of currency volatility, we could experience unanticipated currency gains or losses. However, we believe that in most cases any such gains or losses would be substantially offset by losses or gains from the related foreign exchange forward contracts. We therefore believe that the direct effect of an immediate 10% change in the exchange rate between the U.S. dollar and all other currencies is not reasonably likely to have a material adverse effect on our financial condition or results of operations.

At September 28, 2007, there were no outstanding forward contracts designated as cash flow hedges of forecasted transactions. During the fiscal year ended September 28, 2007, no foreign exchange gains or losses from cash flow hedge ineffectiveness were recognized.

Our foreign exchange forward contracts generally range from one to 12 months in original maturity. A summary of all foreign exchange forward contracts that were outstanding as of September 28, 2007 follows:

(in thousands)	Notional Value Sold	Notional Value Purchased
Euro	$ —	$ 97,956
Australian dollar	—	37,100
Japanese yen	4,148	—
Canadian dollar	3,596	—
British pound	—	2,102
Danish krone	1,180	—
Total	$ 8,924	$ 137,158

Interest Rate Risk. We have no material exposure to market risk for changes in interest rates. We invest any excess cash primarily in short-term U.S. Treasury securities and money market funds, and changes in interest rates would not be material to our financial condition or results of operations. We enter into debt obligations principally to support general corporate purposes, including working capital requirements, capital expenditures and acquisitions. At September 28, 2007, our debt obligations had fixed interest rates.

Based upon rates currently available to us for debt with similar terms and remaining maturities, the carrying amount of long-term debt approximates the estimated fair value.

Although payments under certain operating leases for our facilities are tied to market indices, we are not exposed to material interest rate risk associated with our operating leases.

Debt Obligations.

Principal Amounts and Related Weighted-Average Interest Rates By Year of Maturity

	Fiscal Years						
	2008	2009	2010	2011	2012	Thereafter	Total
(dollars in thousands)							
Long-term debt (including current portion)	$ 6,250	$ —	$ 6,250	$ —	$ 6,250	$ 6,250	$ 25,000
Average interest rate	6.7%	—%	6.7%	—%	6.7%	6.7%	6.7%

Defined Benefit Retirement Plans. Most of our retirement plans, including all U.S.-based plans, are defined contribution plans. However, we also provide defined benefit pension plans in certain countries outside of the U.S. Our obligations under these defined benefit plans will ultimately be settled in the future and are therefore subject to estimation. Defined benefit pension accounting under SFAS 87, *Employers' Accounting for Pensions*, as amended, is intended to reflect the recognition of future benefit costs over the employees' estimated service periods based on the terms of the pension plans and the investment and funding decisions made by us.

For our defined benefit pension plans, we make assumptions regarding several variables including the expected long-term rate of return on plan assets and the discount rate in order to determine defined benefit pension plan expense for the year. This expense is referred to as "net periodic pension cost." We assess the expected long-term rate of return on plan assets and discount rate assumption for each defined benefit plan based on relevant market conditions as prescribed by SFAS 87 and make adjustments to the assumptions as appropriate. On an annual basis, we analyze the rates of return on plan assets and discount rates used and determine that these rates are reasonable. For rates of return, this analysis is based on a review of the nature of the underlying assets, the allocation of those assets and their historical performance relative to the overall markets in the countries where the related plans are effective. Historically, our assumed asset allocations have not varied significantly from the actual allocations. Discount rates are based on the prevailing market long-term interest rates in the countries where the related plans are effective. As of September 28, 2007, the estimated long-term rate of return on our defined benefit pension plan assets ranged from 0.5% to 7.1% (weighted-average of 5.9%), and the assumed discount rate for our defined benefit pension plan obligations ranged from 2.0% to 5.7% (weighted-average of 5.5%).

If any of these assumptions were to change, our net periodic pension cost would also change. We incurred net periodic pension cost relating to our defined benefit pension plans of $2.3 million in fiscal year 2007, $2.3 million in fiscal year 2006 and $1.6 million in fiscal year 2005 (excluding a settlement loss), and expect our net periodic pension cost to be approximately $1.7 million in fiscal year 2008. A one percent decrease in the weighted-average estimated return on plan assets or assumed discount rate would increase our net periodic pension cost for fiscal year 2008 by $1.1 million or $0.4 million, respectively. As of September 28, 2007, our projected benefit obligation relating to defined benefit pension plans was $53.3 million. A one percent decrease in the weighted-average estimated discount rate would increase this obligation by $11.0 million.

Item 8. Financial Statements and Supplementary Data

The response to this Item is submitted as a separate section to this Report. See *Item 15—Exhibits, Financial Statement Schedules.*

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure controls and procedures. Based on the evaluation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) required by Rules 13a-15(b) and 15d-15(b) of the Exchange Act, our Chief Executive Officer and the Chief Financial Officer have concluded that as of the end of the period covered by this Annual Report on Form 10-K (September 28, 2007), our disclosure controls and procedures were effective.

Inherent Limitations on the Effectiveness of Controls. The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls or our internal control over financial reporting will prevent all error and all fraud. A control system, no matter how well designed and operated, can only provide reasonable, not absolute, assurance that the control system's objectives will be met. Further, the design of a control system must reflect the fact that the benefits of controls must be considered relative to their costs. Due to the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision- making can be faulty and that breakdowns can occur because of simple error or mistake. Controls can also be circumvented by the individual acts of some persons or by collusion of two or more people. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

Management's annual report on internal control over financial reporting. Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act). Our management (including the Chief Executive Officer and the Chief Financial Officer) evaluated the effectiveness of our internal control over financial reporting as of September 28, 2007 based on the framework defined in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on that evaluation under this framework, our management concluded that our internal control over financial reporting was effective as of September 28, 2007.

Attestation report of independent registered public accounting firm. PricewaterhouseCoopers LLP, the independent registered public accounting firm that audited the consolidated financial statements included in this Annual Report on Form 10-K, has also audited the effectiveness of our internal control over financial reporting as of September 28, 2007, as stated in their attestation report included on page F-2 of this Annual Report on Form 10-K.

Changes in internal control over financial reporting. During the fourth fiscal quarter, we implemented SAP software (for accounting and enterprise management purposes) at one of our locations in the United Kingdom. Except for the aforementioned change, there was no other change in our internal control over financial reporting during our fourth fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

FORM 10-K

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this Item with respect to our executive officers is incorporated herein by reference from the corresponding information contained in Item 1 of Part I of this Report under the heading *Executive Officers*.

The information required by this Item with respect to our directors and nominees for director is incorporated herein by reference from the corresponding information provided under the heading *Proposal One—Election of Directors* in our Proxy Statement.

The information required by this Item with respect to our audit committee financial expert is incorporated herein by reference from the corresponding information provided under the heading *Meetings and Committees of the Board—Audit Committee* in our Proxy Statement.

The information required by Item 405 of Regulation S-K is incorporated herein by reference from the corresponding information provided under the heading *Section 16(a) Beneficial Ownership Reporting Compliance* in our Proxy Statement.

Our Corporate Governance Guidelines and the charters of the Audit Committee, Compensation Committee, Nominating and Governance Committee and Stock Committee of our Board of Directors are available at our main Internet website, at http://www.varianinc.com, and can be accessed by clicking on "Investors" and then on "Corporate Governance". Upon request, we will provide to any person, at no charge, a copy of any of these materials. Such a request must be made in writing to our Secretary, at Varian, Inc., 3120 Hansen Way, Palo Alto, CA 94304.

We have adopted a code of ethics that applies to our Chief Executive Officer, Chief Financial Officer and Controller. This code of ethics, which is included in our Code of Business Conduct and Ethics that applies to all officers, directors and employees, is posted on our website. The Code of Business Conduct and Ethics may be found as follows:

1. From our main website, click on "Investors."
2. Next, click on "Corporate Governance."
3. Finally, click on "Code of Business Conduct and Ethics."

We intend to satisfy the disclosure requirement under Item 10 of Form 8-K, regarding any amendment to, or waiver from, a provision of this Code of Business Conduct and Ethics with respect to directors and executive officers, by posting such information on our website, at the address and location specified above.

Item 11. Executive Compensation

The information required by this Item is incorporated herein by reference from the corresponding information provided under the headings *Executive Compensation Information* and *Compensation Committee Report* in our Proxy Statement.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this Item is incorporated herein by reference from the corresponding information provided under the heading *Stock Ownership of Certain Beneficial Owners—Equity Compensation Plan Information and Proposal Three—Approval of Amended and Restated Omnibus Stock Plan* in our Proxy Statement.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this Item is incorporated herein by reference from the corresponding information provided under the headings *Board Structure and Nominees* and *Related Party Transactions* in our Proxy Statement.

Item 14. Principal Accounting Fees and Services

The information required by this Item with respect to our principal accounting firm is incorporated herein by reference from the corresponding information provided under the heading *Proposal Two—Ratification of Appointment of Independent Registered Public Accounting Firm* in our Proxy Statement.

FORM 10-K

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) Consolidated Financial Statements: (see Index on page F-1 of this Report)

- Report of Independent Registered Public Accounting Firm
- Consolidated Statement of Earnings for fiscal years 2007, 2006 and 2005
- Consolidated Balance Sheet at fiscal year end 2007 and 2006
- Consolidated Statement of Stockholders' Equity and Comprehensive Income for fiscal years 2007, 2006 and 2005
- Consolidated Statement of Cash Flows for fiscal years 2007, 2006 and 2005
- Notes to the Consolidated Financial Statements

(2) Consolidated Financial Statement Schedule: (see Index on page F-1 of this Report)

The following Financial Statement Schedule for fiscal years 2007, 2006 and 2005 is filed as a part of this Report and should be read in conjunction with our Consolidated Financial Statements.

Schedule	
II	Valuation and Qualifying Accounts.

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Consolidated Financial Statements or the Notes thereto.

(3) Exhibits

		Incorporated by Reference			
Exhibit No.	Exhibit Description	Form	Date Filed	Exhibit Number(s)	Filed Herewith
2.1	Amended and Restated Distribution Agreement, dated as of January 14, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	2.1	
3.1	Restated Certificate of Incorporation of Varian, Inc.	10-Q	May 17, 1999	3.1, 3.2	
3.2	By-Laws of Varian, Inc.	10-Q	May 17, 1999	3.3	
4.1	Specimen Common Stock Certificate.	10/A	March 8, 1999	4.1	
4.2	Rights Agreement, dated as of February 18, 1999, between Varian, Inc. and First Chicago Trust Company of New York.	10/A	March 8, 1999	4.2	
4.3	First Amendment to Rights Agreement, dated as of November 2, 2001, between Varian, Inc. and First Chicago Trust Company of New York.	8-A/A	November 21, 2001	2	
4.4	Second Amendment to Rights Agreement, dated as of May 12, 2004, between Varian, Inc. and EquiServe Trust Company, N.A.	10-Q	May 17, 2004	4.4	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.1	Intellectual Property Agreement, dated as of April 2, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	10.2	
10.2	Varian, Inc. Amended and Restated Note Purchase and Private Shelf Agreement and Assumption dated as of April 2, 1999.	10-Q	May 17, 1999	10.6	
10.3	Asset Purchase Agreement, dated as of February 4, 2005, between Varian, Inc. and Jabil Circuit, Inc.	8-K	March 17, 2005	2.1	
10.4	Form of Indemnity Agreement between Varian, Inc. and its Directors and Officers.	10-K	December 9, 2004	10.5	
10.5*	Varian, Inc. Omnibus Stock Plan, as amended and restated as of December 2, 2004.	10-Q	February 8, 2005	10.6	
10.6*	Varian, Inc. Management Incentive Plan, as amended and restated as of November 8, 2007.	8-K	November 13, 2007	10.9	
10.7*	Varian, Inc. Supplemental Retirement Plan, as amended and restated as of November 8, 2007.	8-K	November 13, 2007	10.10	
10.8*	Varian, Inc. Employee Stock Purchase Plan.	10-Q	May 10, 2000	10.1	
10.9*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning April 2, 1999 and prior to November 10, 2003).	10-K	December 7, 2006	10.9	
10.10*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 10, 2003 and prior to November 11, 2004).	10-K	December 7, 2006	10.10	
10.11*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 11, 2004 and prior to December 4, 2006).	10-K	December 7, 2006	10.11	
10.12*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.12	
10.13*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.3	
10.14*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors.	10-K	December 9, 2004	10.12	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.15*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used prior to December 4, 2006).	10-K	December 7, 2006	10.14	
10.16*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.15	
10.17*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.2	
10.18*	Form of Performance Share Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.1	
10.19*	Form of Stock Unit Agreement between Varian, Inc. and Non-Employee Directors.	10-Q	February 8, 2005	10.23	
10.20*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Garry W. Rogerson.	8-K	November 13, 2007	10.4	
10.21*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and G. Edward McClammy.	8-K	November 13, 2007	10.5	
10.22*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Martin O'Donoghue.	8-K	November 13, 2007	10.6	
10.23*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sergio Piras.	8-K	November 13, 2007	10.7	
10.24*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Arthur W. Homan.	8-K	November 13, 2007	10.8	
10.25*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sean M. Wirtjes.				X
10.26*	Description of Compensatory Arrangements between Varian, Inc. and Non-Employee Directors.	10-K	December 7, 2006	10.23	
10.27*	Description of Certain Compensatory Arrangements between Varian, Inc. and Executive Officers.				X
18.1	Preferability letter regarding inventory accounting principle change.	10-K	December 7, 2000	18.1	
21	Subsidiaries of the Registrant.				X
23	Consent of Independent Registered Public Accounting Firm.				X

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	Date Filed	Exhibit Number(s)	Filed Herewith
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

* Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

VARIAN, INC.
(Registrant)

Dated: November 21, 2007

By: /s/ G. EDWARD MCCLAMMY

G. Edward McClammy
Senior Vice President, Chief Financial Officer and Treasurer

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ GARRY W. ROGERSON **Garry W. Rogerson**	President and Chief Executive Officer (Principal Executive Officer)	November 21, 2007
/s/ G. EDWARD MCCLAMMY **G. Edward McClammy**	Senior Vice President, Chief Financial Officer and Treasurer (Principal Financial Officer)	November 21, 2007
/s/ SEAN M. WIRTJES **Sean M. Wirtjes**	Vice President and Controller (Principal Accounting Officer)	November 21, 2007
/s/ ALLEN J. LAUER **Allen J. Lauer**	Chairman of the Board	November 21, 2007
/s/ RICHARD U. DE SCHUTTER **Richard U. De Schutter**	Director	November 21, 2007
/s/ JOHN G. MCDONALD **John G. McDonald**	Director	November 21, 2007
/s/ WAYNE R. MOON **Wayne R. Moon**	Director	November 21, 2007
/s/ ELIZABETH E. TALLETT **Elizabeth E. Tallett**	Director	November 21, 2007

FORM 10-K

EXHIBIT INDEX

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	Date Filed	Exhibit Number(s)	Filed Herewith
2.1	Amended and Restated Distribution Agreement, dated as of January 14, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	2.1	
3.1	Restated Certificate of Incorporation of Varian, Inc.	10-Q	May 17, 1999	3.1, 3.2	
3.2	By-Laws of Varian, Inc.	10-Q	May 17, 1999	3.3	
4.1	Specimen Common Stock Certificate.	10/A	March 8, 1999	4.1	
4.2	Rights Agreement, dated as of February 18, 1999, between Varian, Inc. and First Chicago Trust Company of New York.	10/A	March 8, 1999	4.2	
4.3	First Amendment to Rights Agreement, dated as of November 2, 2001, between Varian, Inc. and First Chicago Trust Company of New York.	8-A/A	November 21, 2001	2	
4.4	Second Amendment to Rights Agreement, dated as of May 12, 2004, between Varian, Inc. and EquiServe Trust Company, N.A.	10-Q	May 17, 2004	4.4	
10.1	Intellectual Property Agreement, dated as of April 2, 1999, among Varian Associates, Inc., Varian Semiconductor Equipment Associates, Inc. and Varian, Inc.	10-Q	May 17, 1999	10.2	
10.2	Varian, Inc. Amended and Restated Note Purchase and Private Shelf Agreement and Assumption dated as of April 2, 1999.	10-Q	May 17, 1999	10.6	
10.3	Asset Purchase Agreement, dated as of February 4, 2005, between Varian, Inc. and Jabil Circuit, Inc.	8-K	March 17, 2005	2.1	
10.4	Form of Indemnity Agreement between Varian, Inc. and its Directors and Officers.	10-K	December 9, 2004	10.5	
10.5*	Varian, Inc. Omnibus Stock Plan, as amended and restated as of December 2, 2004.	10-Q	February 8, 2005	10.6	
10.6*	Varian, Inc. Management Incentive Plan, as amended and restated as of November 8, 2007.	8-K	November 13, 2007	10.9	
10.7*	Varian, Inc. Supplemental Retirement Plan, as amended and restated as of November 8, 2007.	8-K	November 13, 2007	10.10	
10.8*	Varian, Inc. Employee Stock Purchase Plan.	10-Q	May 10, 2000	10.1	
10.9*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning April 2, 1999 and prior to November 10, 2003).	10-K	December 7, 2006	10.9	

FORM 10-K

Exhibit No.	Exhibit Description	Incorporated by Reference: Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.10*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 10, 2003 and prior to November 11, 2004).	10-K	December 7, 2006	10.10	
10.11*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning November 11, 2004 and prior to December 4, 2006).	10-K	December 7, 2006	10.11	
10.12*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.12	
10.13*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors (used beginning November 8, 2007).	8-K	November 13, 2007	10.3	
10.14*	Form of Nonqualified Stock Option Agreement between Varian, Inc. and Non-Employee Directors.	10-K	December 9, 2004	10.12	
10.15*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used prior to December 4, 2006).	10-K	December 7, 2006	10.14	
10.16*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning December 4, 2006 and prior to November 8, 2007).	10-K	December 7, 2006	10.15	
10.17*	Form of Restricted Stock Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.2	
10.18*	Form of Performance Share Agreement between Varian, Inc. and Executive Officers (used beginning November 8, 2007).	8-K	November 13, 2007	10.1	
10.19*	Form of Stock Unit Agreement between Varian, Inc. and Non-Employee Directors.	10-Q	February 8, 2005	10.23	
10.20*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Garry W. Rogerson.	8-K	November 13, 2007	10.4	
10.21*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and G. Edward McClammy.	8-K	November 13, 2007	10.5	
10.22*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Martin O'Donoghue.	8-K	November 13, 2007	10.6	

Exhibit No.	Exhibit Description	Incorporated by Reference Form	Date Filed	Exhibit Number(s)	Filed Herewith
10.23*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sergio Piras.	8-K	November 13, 2007	10.7	
10.24*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Arthur W. Homan.	8-K	November 13, 2007	10.8	
10.25*	Change in Control Agreement, as amended and restated as of November 8, 2007, between Varian, Inc. and Sean M. Wirtjes.				X
10.26*	Description of Compensatory Arrangements between Varian, Inc. and Non-Employee Directors.	10-K	December 7, 2006	10.23	
10.27*	Description of Certain Compensatory Arrangements between Varian, Inc. and Executive Officers.				X
18.1	Preferability letter regarding inventory accounting principle change.	10-K	December 7, 2000	18.1	
21	Subsidiaries of the Registrant.				X
23	Consent of Independent Registered Public Accounting Firm.				X
31.1	Certification of Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
31.2	Certification of Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.				X
32.1	Certification of Chief Executive Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				
32.2	Certification of Chief Financial Officer Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.				

* Management contract or compensatory plan or arrangement.

VARIAN, INC. AND SUBSIDIARY COMPANIES

ANNUAL REPORT ON FORM 10-K

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND SCHEDULE

The following Consolidated Financial Statements of the Registrant and its subsidiaries are required to be included in Item 8:

The following Consolidated Financial Statement Schedule of the Registrant and its subsidiaries for fiscal years 2007, 2006 and 2005 is filed as a part of this Report as required to be included in Item 15(a) and should be read in conjunction with the Consolidated Financial Statements of the Registrant and its subsidiaries:

All other required schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the Consolidated Financial Statements or the Notes thereto.

VARIAN, INC. AND SUBSIDIARY COMPANIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Varian, Inc.:

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a)(1) present fairly, in all material respects, the financial position of Varian, Inc. and its subsidiaries at September 28, 2007 and September 29, 2006, and the results of their operations and their cash flows for each of the three years in the period ended September 28, 2007 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a)(2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 28, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements and financial statement schedule, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Item 9A. Management's annual report on internal control over financial reporting. Our responsibility is to express opinions on these financial statements, on the financial statement schedule, and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

San Jose, California
November 20, 2007

FORM 10-K

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF EARNINGS
(In thousands, except per share amounts)

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
Sales			
Products	$ 796,983	$ 720,689	$ 666,018
Services	123,615	114,016	106,777
Total sales	**920,598**	**834,705**	**772,795**
Cost of sales			
Products	435,397	398,465	378,907
Services	69,724	61,891	57,229
Total cost of sales	**505,121**	**460,356**	**436,136**
Gross profit	**415,477**	**374,349**	**336,659**
Operating expenses			
Selling, general and administrative	257,754	241,049	221,776
Research and development	65,169	59,730	53,942
Purchased in-process research and development	—	756	700
Total operating expenses	**322,923**	**301,535**	**276,418**
Operating earnings	**92,554**	**72,814**	**60,241**
Interest income (expense)			
Interest income	6,152	4,022	5,416
Interest expense	(1,878)	(2,172)	(2,204)
Total interest income, net	**4,274**	**1,850**	**3,212**
Earnings from continuing operations before income taxes	**96,828**	**74,664**	**63,453**
Income tax expense	33,212	24,595	16,766
Earnings from continuing operations	**63,616**	**50,069**	**46,687**
Discontinued operations (Note 3)			
Earnings from operations of disposed Electronics Manufacturing business, net of taxes	—	—	5,385
Gain on sale of Electronics Manufacturing business, net of taxes	—	—	73,885
Earnings from discontinued operations	**—**	**—**	**79,270**
Net earnings	**$ 63,616**	**$ 50,069**	**$ 125,957**
Net earnings per basic share:			
Continuing operations	$ 2.09	$ 1.62	$ 1.39
Discontinued operations	—	—	2.35
Net earnings	$ 2.09	$ 1.62	$ 3.74
Net earnings per diluted share:			
Continuing operations	$ 2.05	$ 1.59	$ 1.36
Discontinued operations	—	—	2.31
Net earnings	$ 2.05	$ 1.59	$ 3.67
Shares used in per share calculations:			
Basic	30,457	30,929	33,673
Diluted	31,004	31,424	34,355

See accompanying Notes to the Consolidated Financial Statements.

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED BALANCE SHEET
(In thousands, except par value amounts)

	Fiscal Year End	
	Sept. 28, 2007	Sept. 29, 2006
ASSETS		
Current assets		
Cash and cash equivalents	$ 196,396	$ 154,155
Accounts receivable, net	187,429	177,037
Inventories	140,533	133,662
Deferred taxes	38,068	33,235
Prepaid expenses and other current assets	17,332	15,728
Total current assets	**579,758**	**513,817**
Property, plant and equipment, net	**110,792**	**112,528**
Goodwill	**193,760**	**181,563**
Intangible assets, net	**31,572**	**39,143**
Other assets	**20,951**	**14,543**
Total assets	**$ 936,833**	**$ 861,594**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Current portion of long-term debt	$ 6,250	$ 2,500
Accounts payable	72,588	73,138
Deferred profit	13,641	13,796
Accrued liabilities	159,109	150,812
Total current liabilities	**251,588**	**240,246**
Long-term debt	**18,750**	**25,000**
Deferred taxes	**4,050**	**3,721**
Other liabilities	**44,358**	**40,587**
Total liabilities	**318,746**	**309,554**
Commitments and contingencies (Notes 5, 6, 8, 9, 10, 11, 12, 13 and 15)		
Stockholders' equity		
Preferred stock—par value $0.01, authorized—1,000 shares; issued—none	—	—
Common stock—par value $0.01, authorized—99,000 shares; issued and outstanding—30,345 shares at September 28, 2007 and 30,870 shares at September 29, 2006	351,330	319,090
Retained earnings	199,471	204,182
Accumulated other comprehensive income	67,286	28,768
Total stockholders' equity	**618,087**	**552,040**
Total liabilities and stockholders' equity	**$ 936,833**	**$ 861,594**

See accompanying Notes to the Consolidated Financial Statements.

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME

(In thousands)

	Common Stock		Retained Earnings	Treasury Stock at Cost	Accumulated Other Comprehensive Income	Total	Total Comprehensive Income
	Shares	Amount					
Balance, October 1, 2004	**34,838**	**$298,553**	**$ 211,626**	**$ —**	**$ 17,032**	**$ 527,211**	
Net earnings	—	—	125,957	—	—	125,957	$125,957
Other comprehensive income							
Currency translation adjustment	—	—	—	—	(2,653)	(2,653)	(2,653)
Minimum pension liability, net of tax of $209	—	—	—	—	(98)	(98)	(98)
Total comprehensive income							$123,206
Issuance of common stock and stock units	949	18,363	—	—	—	18,363	
Share-based compensation expense	—	415	—	—	—	415	
Tax benefit from share-based plans	—	9,113	—	—	—	9,113	
Repurchase of common stock	—	—	—	(178,786)	—	(178,786)	
Retirement of treasury stock	(4,771)	(43,521)	(135,265)	178,786	—	—	
Balance, September 30, 2005	**31,016**	**282,923**	**202,318**	**—**	**14,281**	**499,522**	
Net earnings	—	—	50,069	—	—	50,069	$ 50,069
Other comprehensive income							
Currency translation adjustment	—	—	—	—	14,381	14,381	14,381
Minimum pension liability, net of tax of ($121)	—	—	—	—	106	106	106
Total comprehensive income							$ 64,556
Issuance of common stock and stock units	1,369	34,060	—	—	—	34,060	
Share-based compensation expense	—	8,712	—	—	—	8,712	
Tax benefit from share-based plans	—	8,245	—	—	—	8,245	
Repurchase of common stock	—	—	—	(63,055)	—	(63,055)	
Retirement of treasury stock	(1,515)	(14,850)	(48,205)	63,055	—	—	
Balance, September 29, 2006	**30,870**	**319,090**	**204,182**	**—**	**28,768**	**552,040**	
Net earnings	—	—	63,616	—	—	63,616	$ 63,616
Other comprehensive income							
Currency translation adjustment	—	—	—	—	38,264	38,264	38,264
Minimum pension liability, net of tax of ($1,198)	—	—	—	—	2,504	2,504	2,504
Total comprehensive income							$104,384
Adjustment for initial adoption of SFAS 158, net of tax of $649	—	—	—	—	(2,250)	(2,250)	
Issuance of common stock and stock units	1,156	31,897	—	—	—	31,897	
Share-based compensation expense	—	9,946	—	—	—	9,946	
Tax benefit from share-based plans	—	8,769	—	—	—	8,769	
Repurchase of common stock	—	—	—	(86,699)	—	(86,699)	
Retirement of treasury stock	(1,681)	(18,372)	(68,327)	86,699	—	—	
Balance, September 28, 2007	**30,345**	**$351,330**	**$ 199,471**	**$ —**	**$ 67,286**	**$ 618,087**	

See accompanying Notes to the Consolidated Financial Statements.

VARIAN, INC. AND SUBSIDIARY COMPANIES

CONSOLIDATED STATEMENT OF CASH FLOWS
(In thousands)

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
Cash flows from operating activities			
Net earnings	$ 63,616	$ 50,069	$ 125,957
Adjustments to reconcile net earnings to net cash provided by operating activities			
Gain on sale of Electronics Manufacturing business	—	—	(73,885)
Depreciation and amortization	29,248	27,470	26,249
(Gain) loss on disposition of property, plant and equipment	(452)	92	12
Purchased in-process research and development	—	756	700
Share-based compensation expense	9,946	8,712	415
Tax benefit from share-based plans	9,563	8,245	9,113
Excess tax benefit from share-based plans	(9,090)	(7,700)	—
Deferred taxes	(9,365)	(12,823)	(5,553)
Changes in assets and liabilities, excluding effects of acquisitions and divestitures:			
Accounts receivable, net	1,074	(13,449)	5,398
Inventories	400	(7,256)	6,304
Prepaid expenses and other current assets	(387)	5,234	(2,212)
Other assets	(4,110)	415	543
Accounts payable	(4,733)	10,004	3,615
Deferred profit	(176)	1,504	(414)
Accrued liabilities	(1,499)	6,046	(18,398)
Other liabilities	15,822	2,019	1,431
Net cash provided by operating activities	**99,857**	**79,338**	**79,275**
Cash flows from investing activities			
Proceeds from sale of property, plant and equipment	4,966	797	765
Purchase of property, plant and equipment	(19,396)	(20,295)	(23,080)
Purchase of businesses, net of cash acquired	(7,115)	(72,854)	(28,698)
Proceeds from sale of short-term investments	—	—	35,000
Purchase of short-term investments	—	—	(10,000)
Private company equity investments	(3,000)	(652)	(4,000)
Proceeds from sale of Electronics Manufacturing business, net of transaction costs and taxes	—	—	150,791
Net cash (used in) provided by investing activities	**(24,545)**	**(93,004)**	**120,778**
Cash flows from financing activities			
Repayment of debt	(2,500)	(2,500)	(7,106)
Repurchase of common stock	(86,699)	(63,055)	(178,786)
Issuance of common stock	31,897	34,060	18,363
Excess tax benefit from share-based plans	9,090	7,700	—
Transfers to Varian Medical Systems, Inc.	(646)	(649)	(882)
Net cash used in financing activities	**(48,858)**	**(24,444)**	**(168,411)**
Effects of exchange rate changes on cash and cash equivalents	15,787	3,771	(3,130)
Net increase (decrease) in cash and cash equivalents	**42,241**	**(34,339)**	**28,512**
Cash and cash equivalents at beginning of period	154,155	188,494	159,982
Cash and cash equivalents at end of period	**$196,396**	**$154,155**	**$ 188,494**
Supplemental cash flow information			
Income taxes paid, net of refunds received	$ 36,317	$ 23,276	$ 66,961
Interest paid	$ 1,765	$ 2,030	$ 2,151

See accompanying Notes to the Consolidated Financial Statements.

Note 1. Description of Business and Basis of Presentation

Varian, Inc., together with its subsidiaries (collectively, the "Company"), designs, develops, manufactures, markets, sells and services scientific instruments (including related software, consumable products, accessories and services) and vacuum products (and related accessories and services). These businesses primarily serve life science, industrial, academic and research customers.

Until April 2, 1999, the business of the Company was operated as the Instruments business of Varian Associates, Inc. ("VAI"). On that date, VAI distributed to the holders of its common stock one share of common stock of the Company and one share of common stock of Varian Semiconductor Equipment Associates, Inc. ("VSEA"), which was formerly operated as the Semiconductor Equipment business of VAI, for each share of VAI (the "Distribution"). VAI retained its Health Care Systems business and changed its name to Varian Medical Systems, Inc. ("VMS"). Transfers made to VMS under the terms of the Distribution are reflected as financing activities in the Consolidated Statement of Cash Flows.

As described more fully in Note 3, the Company sold its Electronics Manufacturing business during the second quarter of fiscal year 2005. In connection with the sale, the Company determined that this business should be accounted for as discontinued operations under accounting principles generally accepted in the U.S. ("U.S. GAAP"). Consequently, the results of operations of the Electronics Manufacturing business have been excluded from the Company's results from continuing operations for all periods presented and have instead been presented on a discontinued operations basis.

Note 2. Summary of Significant Accounting Policies

Fiscal Year. The Company's fiscal years reported are the 52-week periods that ended on the Friday nearest September 30. Fiscal year 2007 was comprised of the 52-week period ended on September 28, 2007. Fiscal year 2006 was comprised of the 52-week period ended on September 29, 2006. Fiscal year 2005 was comprised of the 52-week period ended on September 30, 2005.

Principles of Consolidation. The Consolidated Financial Statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates. The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates in these Consolidated Financial Statements include revenue recognition, allowances for doubtful accounts receivable, inventory valuation reserves, share-based compensation, product warranty reserves, environmental liabilities and income taxes. Actual results could differ from these estimates.

Revenue Recognition. The Company accounts for its revenue recognition in accordance with the provisions of U.S. Securities and Exchange Commission (the "SEC") Staff Accounting Bulletin No. ("SAB") 104, *Revenue Recognition*. The Company's revenues are derived from product sales (including accessory sales) and services. For product sales and accessory sales, revenue is recognized when persuasive evidence of an arrangement exists, the contract price is fixed or determinable, the product or accessory has been delivered, title and risk of loss have passed to the customer and collection of the resulting receivable is reasonably assured. Product sales that do not involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, but that do involve installation services, are accounted for as multiple-element arrangements, where the larger of the contractual billing holdback or the fair value of the installation service is deferred when the product is delivered and subsequently recognized when the installation is complete. For certain other product sales that do involve unique customer acceptance terms or new specifications or technology with customer acceptance provisions, all revenue is deferred until all contractually required customer acceptance provisions and product specifications have been satisfied. In all cases, the fair value of undelivered elements, such as accessories or services purchased by customers in connection with a product sale, is deferred until the related items are delivered to the customer. Revenue related to service contracts is recognized ratably over the term of the contracts. Unearned maintenance and service contract revenue is included in accrued liabilities on the accompanying Consolidated Balance Sheet. Revenue related to incident-based paid service and training services is recognized when the related services are provided to the customer.

Deferred profit on the accompanying Consolidated Balance Sheet is comprised of the profit (revenue less related cost of sales) on certain transactions that has been deferred under the Company's revenue recognition policy. Deferred profit relates to transactions in the Company's Scientific Instruments segment that typically fit one of the following descriptions:

- A product has been delivered to a customer but revenue cannot yet be recognized, typically due to non-standard specifications or acceptance requirements that have not yet been demonstrated. In these cases, the revenue and related cost of sale that would ordinarily be recorded in the income statement at the time of delivery are instead recorded to deferred profit. This accounting is reversed and the revenue and related cost of sales are recorded in the income statement once the non-standard specifications or acceptance requirements have been demonstrated and all other revenue recognition criteria have been met.
- A product has been delivered and 100% of the contract value is billable per the terms of the arrangement but post-delivery obligations (e.g., installation) remain. In these cases, revenue equal to the fair value of the post-delivery obligations is deferred and included in deferred profit when the product is delivered. Once the post-delivery obligations have been met, the deferred revenue is reversed out of deferred profit and recorded as revenue in the income statement. Since installation costs are typically not significant relative to total product costs and the time to complete an installation is usually very short, the Company rarely needs to defer installation costs associated with deferred installation revenue.

In certain other cases, products are delivered but post-delivery obligations (e.g., installation) remain and a portion of the contract value is not billable until such obligations have been met (the "holdback"). In these cases, recognition of revenue equal to the greater of the holdback or the fair value of the undelivered service element is deferred. However, since holdbacks are not billable until the related undelivered element (typically installation) has been delivered, no invoice is issued and no receivable is recorded for the holdback amount and the related revenue is not recorded. Accordingly, deferred revenue relating to holdbacks is not recorded and does not otherwise impact the accompanying Consolidated Balance Sheet.

The Company sells products and accessories predominantly through its direct sales force. As a result, the use of distributors is generally limited to geographic regions where the Company's direct sales force is less developed. The Company does not normally offer product return or exchange rights (other than those relating to non-conforming or defective goods under warranty) or price protection allowances to its customers, including its distributors. Payment terms granted to distributors are similar to those granted to other customers and payments are not dependent upon the distributors' receipt of payment from their end-user customers.

The Company's products are generally subject to warranties and the Company provides for the estimated future costs of repair or replacement in cost of sales at the time the related sale is recognized.

Foreign Currency Translation. The Company uses the local currency as the functional currency in each country in which it operates. The functional currencies of the Company's operations are primarily the U.S. dollar and the Euro, and, to a lesser extent, the British pound, Australian dollar, Japanese yen and various other currencies. Assets and liabilities of foreign subsidiaries are translated into U.S. dollars at exchange rates at the end of the fiscal year and income and expense items are translated at exchange rates prevailing during the year. Translation gains and losses are included in the cumulative translation adjustment component of accumulated other comprehensive income. Gains and losses arising from transactions denominated in currencies other than a subsidiary's functional currency are reflected in selling, general and administrative expenses.

Concentration of Credit Risk. Financial instruments that potentially subject the Company to concentrations of credit risk include cash equivalents, trade accounts receivable, notes receivable and foreign exchange forward contracts. The Company invests primarily in short-term U.S. Treasury securities and money market funds. The Company sells its products and extends trade credit to a large number of customers, who are dispersed across many different industries and geographies. The Company performs ongoing credit evaluations of these customers and generally does not require collateral from them. Trade accounts receivable include allowances for doubtful accounts as of September 28, 2007 and September 29, 2006 of $1.7 million and $2.0 million, respectively. Delinquent account balances are written off when management determines that the likelihood of collection is no longer probable. The Company seeks to minimize credit risk relating to foreign exchange forward contracts by limiting its counter-parties to major financial institutions. No single customer represented 10% or more of the Company's total sales in fiscal year 2007, 2006 and 2005 or trade accounts receivable at fiscal year end 2007 or 2006.

Cash and Cash Equivalents. The Company considers currency on hand, demand deposits, money market accounts and all highly liquid debt securities with an original maturity of three months or less to be cash and cash equivalents. The cost basis of cash and cash equivalents approximates fair value due to the short period of time to maturity.

Inventories. Inventories are stated at the lower of cost or market, with cost being computed on an average-cost basis. Provisions are made for potentially excess or slow-moving inventories.

Property, Plant and Equipment. Property, plant and equipment are stated at cost. Major improvements are capitalized, while maintenance and repairs are expensed currently. Plant and equipment are depreciated over their estimated useful lives using the straight-line method for financial reporting purposes and accelerated methods for tax purposes. Machinery and equipment lives vary from three to 10 years and buildings are depreciated over 20 to 40 years. Purchased software is depreciated over five to 10 years. Leasehold improvements are depreciated using the straight-line method over their estimated useful lives or the remaining term of the lease, whichever is less. Depreciation expense totaled $21.1 million, $18.9 million and $17.1 million in fiscal years 2007, 2006 and 2005, respectively. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are removed from the accounts.

Goodwill and Intangible Assets. Under Financial Accounting Standards Board (the "FASB") Statement of Financial Accounting Standards No. ("SFAS") 142, *Goodwill and Other Intangible Assets*, goodwill is not amortized, but must be tested for impairment annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company performed annual goodwill impairment tests during fiscal years 2007, 2006 and 2005 and determined that there was no impairment of goodwill.

Identifiable intangible assets recorded in connection with acquisitions are amortized on a straight-line basis over their estimated useful lives, which range from two to 20 years. Acquired in-process research and development is immediately expensed.

Investments in Privately Held Companies. The Company has equity investments in privately held companies which, because of its ownership interest and other factors, are carried at cost. These investments are evaluated under the requirements of FASB Interpretation ("FIN") 46(R), *Consolidation of Variable Interest Entities, an interpretation of ARB No. 51*, and other applicable guidance to determine the appropriate accounting treatment, including whether the Company must consolidate the investee company. Based on these evaluations, the Company has determined that no consolidation is required. These investments are included in Other assets in the Consolidated Balance Sheet. The Company monitors these investments for impairment and will make appropriate reductions in carrying values if the Company determines that an impairment charge is required based primarily on the near-term prospects and financial condition of these companies.

Long-Lived Assets. The Company evaluates the carrying value of long-lived assets in accordance with the provisions of SFAS 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, whenever events or circumstances indicate that the carrying amount of an asset may not be fully recoverable. All long-lived assets to be disposed of are reported at the lower of carrying amount or fair market value, less expected selling costs.

Other Liabilities. In order to conform to the current-year presentation, the consolidated balance sheet for fiscal year 2006 has been revised to include $18.3 million in Other (long-term) liabilities that had previously been included in Accrued (current) liabilities.

Share-Based Compensation. Effective October 1, 2005, the Company adopted the provisions of SFAS 123(R), *Share-Based Payment*, which establishes the accounting for share-based awards and the inclusion of their fair value in net earnings in the respective periods the awards were earned. In adopting SFAS 123(R), the Company elected to utilize the modified prospective transition method, which requires that the provisions of SFAS 123(R) be applied to new awards made after the effective date and to any awards that were unvested as of the effective date, but does not require the restatement of prior periods.

The Company estimates the fair value of share-based compensation using the Black-Scholes option-pricing model, consistent with the provisions of SFAS 123(R) and SEC Staff Accounting Bulletin No. ("SAB") 107, *Share-Based Payment*. Fair value is estimated on the date of grant and then recognized as expense over the requisite service period (generally the vesting period) in the Consolidated Statement of Earnings. The determination of fair value and the timing of expense using option pricing models such as the Black-Scholes model require the input of highly subjective assumptions, including expected life, expected forfeitures and the expected price volatility of the underlying stock. The Company estimates the expected forfeiture and expected life assumptions based on historical experience. The expected stock price volatility assumption is determined using a combination of historical and implied volatility of the Company's common stock, with implied volatility based on the implied volatility of publicly traded options on the Company's common stock. The Company believes that using a combination of historical and implied volatility is more reflective of current market conditions and a better indicator of expected future volatility.

In connection with its adoption of SFAS 123(R), the Company elected to use the practical transition option (also known as the "short-cut" method) to calculate its historical pool of windfall tax benefits as allowed under FASB Staff Position No. ("FSP") FAS 123(R)-3, *Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards*. The practical transition option allows the use of a simplified method to establish the beginning balance of the additional paid-in capital pool (the "APIC pool"), which is available to absorb shortfalls when actual tax deductions are less than the related book share-based compensation cost recognized subsequent to the adoption of SFAS 123(R).

Prior to the adoption of SFAS 123(R), the Company applied the intrinsic value method as prescribed by Accounting Principles Board Opinion No. ("APB") 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its employee stock compensation plans and provided the required pro forma disclosures of SFAS 123, *Accounting for Stock-Based Compensation*, as amended by SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123*.

Research and Development. Research and development costs related to both present and future products are expensed as they are incurred.

Advertising Costs. Advertising costs are expensed as they are incurred. Advertising expense was $3.2 million in fiscal year 2007, $2.9 million in fiscal year 2006 and $3.0 million in fiscal year 2005.

Income Taxes. The Company accounts for income taxes in accordance with SFAS 109, *Accounting for Income Taxes,* which requires that deferred tax assets and liabilities be recognized using enacted tax rates for the effect of temporary differences between the book and tax bases of recorded assets and liabilities. SFAS 109 also requires that deferred tax assets be reduced by a valuation allowance if it is more likely than not that the related tax benefits will not be realized in the future.

Recent Accounting Pronouncements. In June 2006, the FASB issued FIN 48, *Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109,* which addresses accounting for, and disclosure of, uncertain tax positions. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in the financial statements in accordance with SFAS 109, *Accounting for Income Taxes.* FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company is currently evaluating the requirements of FIN 48 and is not yet able to determine whether its adoption in the first quarter of fiscal year 2008 will have a material impact on its financial condition or results of operations.

In September 2006, the SEC issued SAB 108, *Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.* SAB 108 requires companies to evaluate the materiality of identified unadjusted errors on each financial statement and related disclosures using both the rollover and the iron curtain approach. The rollover approach quantifies misstatements based on the amount of the error originating in the current year income statement. The iron curtain approach quantifies misstatements based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year, irrespective of the misstatement's year of origin. Adjustment of financial statements would be required if either approach resulted in a material misstatement. SAB 108 applies to annual financial statements for fiscal years ending after November 15, 2006. The adoption of SAB 108 in the fourth quarter of fiscal year 2007 did not have a material impact on the Company's financial condition or results of operations.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements.* SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 applies to previous accounting pronouncements that require or permit fair value measurements. SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS 157 to have a material impact on its financial condition or results of operations.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement 115,* which provides companies with an option to measure eligible financial assets and liabilities in their entirety at fair value. The fair value option may be applied instrument by instrument, and may be applied only to entire instruments. If a company elects the fair value option for an eligible item, changes in the item's fair value must be reported as unrealized gains and losses in earnings at each subsequent reporting date. SFAS 159 is effective for fiscal years beginning after November 15, 2007. The Company is evaluating the options provided under SFAS 159 and their potential impact on its financial condition and results of operations if implemented.

Note 3. Sale of Electronics Manufacturing Business and Discontinued Operations

On February 4, 2005, the Company and Jabil Circuit, Inc. ("Jabil") entered into an Asset Purchase Agreement (the "Purchase Agreement") providing for the sale of substantially all of the assets and liabilities of the Company's Electronics Manufacturing segment (the "Electronics Manufacturing Business") to Jabil for $195.0 million in cash, subject to a post-closing working capital adjustment, which was subsequently settled during the third quarter of fiscal year 2005 and resulted in the receipt of $6.6 million in additional purchase price by the Company. On March 11, 2005, the Company completed the sale of the Electronics Manufacturing Business (the "Closing") and transferred substantially all of the assets and certain liabilities and obligations of the Electronic Manufacturing Business to Jabil. In addition, effective as of the Closing, the Company and Jabil entered into a four-year Supply Agreement pursuant to which Jabil will continue to supply certain products to the Company that were manufactured by the Electronics Manufacturing Business for the Company as of the Closing.

The Company has determined that the disposed Electronics Manufacturing Business should be accounted for as discontinued operations in accordance with SFAS 144, *Accounting for the Disposal of or Impairment of Long-Lived Assets* and EITF Issue No. 03-13, *Applying the Conditions in Paragraph 42 of FAS 144 in Determining Whether to Report Discontinued Operations*. Consequently, the results of operations of the Electronics Manufacturing Business have been excluded from the Company's results from continuing operations for all periods presented and have instead been presented on a discontinued operations basis.

Sales by the disposed Electronics Manufacturing Business and the components of earnings from discontinued operations for fiscal years 2007, 2006 and 2005 are presented below:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
(in thousands)			
Sales	$ —	$ —	$ 80,245
Earnings from operations of disposed Electronics Manufacturing Business	$ —	$ —	$ 8,713
Income tax expense	—	—	(3,328)
Earnings from operations of disposed Electronics Manufacturing Business, net of taxes	—	—	5,385
Gain on sale of Electronics Manufacturing Business, net of taxes of $45,653 in fiscal year 2005	—	—	73,885
Earnings from discontinued operations	$ —	$ —	$ 79,270

The following table presents the calculation of the gain on the sale of the Electronics Manufacturing Business recorded by the Company during fiscal year 2005:

	Fiscal Year Ended Sept. 30, 2005
(in thousands)	
Proceeds from sale	$ 201,560
Transaction costs	(5,116)
Net proceeds	196,444
Net assets sold	(76,906)
Gain on sale before income taxes	119,538
Income tax expense	(45,653)
Gain on sale, net of taxes	$ 73,885

FORM 10-K

The following table presents the carrying amounts of major classes of assets and liabilities relating to the Electronics Manufacturing Business at the time of the Closing:

(in thousands)	Carrying Amount
Assets	
Accounts receivable	$ 28,496
Inventories	41,046
Prepaid expenses and other current assets	260
Total current assets	69,802
Property, plant and equipment, net	22,131
Goodwill	2,102
Total assets	94,035
Liabilities	
Accounts payable	14,705
Accrued liabilities	2,424
Total current liabilities	17,129
Long-term liabilities	—
Total liabilities	17,129
Net assets sold	$ 76,906

Note 4. Balance Sheet Detail

	Fiscal Year End	
(in thousands)	Sept. 28, 2007	Sept. 29, 2006
Inventories		
Raw materials and parts	$ 64,130	$ 60,596
Work in process	24,842	23,238
Finished goods	51,561	49,828
	$ 140,533	$ 133,662
Property, plant and equipment		
Land and land improvements	$ 6,415	$ 6,784
Buildings	102,413	96,860
Machinery and equipment	167,655	152,962
Construction in progress	11,102	13,332
	287,585	269,938
Accumulated depreciation	(176,793)	(157,410)
	$ 110,792	$ 112,528
Accrued liabilities		
Payroll and employee benefits	$ 64,590	$ 49,040
Deferred service revenue	35,815	30,029
Contract advances	13,309	25,746
Product warranty	12,454	11,042
Other	32,941	34,955
	$ 159,109	$ 150,812

Note 5. Forward Exchange Contracts

The Company enters into foreign exchange forward contracts to minimize the short-term impact of foreign currency fluctuations on assets and liabilities denominated in non-functional currencies. These contracts are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities*. Typically, gains and losses on these contracts are substantially offset by transaction losses and gains on the underlying balances being hedged. During fiscal years 2007, 2006 and 2005, net foreign currency (losses) gains relating to these arrangements were $(1.0) million, $(1.3) million and $(0.9) million, respectively. These amounts were recorded in selling, general and administrative expenses.

From time to time, the Company also enters into foreign exchange forward contracts to minimize the impact of foreign currency fluctuations on forecasted transactions. These contracts are designated as cash flow hedges under SFAS 133. There were no outstanding foreign exchange forward contracts designated as cash flow hedges of forecasted transactions as of September 28, 2007 or September 29, 2006. In addition, no foreign exchange gains or losses from hedge ineffectiveness were recognized during fiscal years 2007, 2006 or 2005.

The Company's foreign exchange forward contracts generally range from one to 12 months in original maturity. A summary follows of all foreign exchange forward contracts that were outstanding as of September 28, 2007:

(in thousands)	Notional Value Sold	Notional Value Purchased
Euro	$ —	$ 97,956
Australian dollar	—	37,100
Japanese yen	4,148	—
Canadian dollar	3,596	—
British pound	—	2,102
Danish krone	1,180	—
Total	$ 8,924	$ 137,158

Note 6. Acquisitions

During fiscal year 2006, the Company acquired PL International Limited ("Polymer Labs") and IonSpec Corporation ("IonSpec"), both of which became part of the Scientific Instruments segment. Including contingent consideration payments, the Company has paid an aggregate purchase price of $47.1 million for Polymer Labs and $17.3 million for IonSpec through September 28, 2007.

During fiscal year 2005, the Company acquired Magnex Scientific Limited ("Magnex"), which became part of the Scientific Instruments segment. Including contingent consideration payments, the Company has paid an aggregate purchase price of $34.3 million for Magnex through September 28, 2007.

None of the acquisitions made during fiscal years 2006 or 2005 were material on either an individual or an aggregated basis. As a result, pro forma sales, earnings from operations, net earnings and net earnings per share have not been presented. However, the Company's Consolidated Statement of Earnings for fiscal years 2007, 2006 and 2005 include the results of operations of the acquired companies described above since the effective dates of their respective purchases. Except for Magnex, there were no significant differences between the accounting policies of the Company and any of the acquired companies.

Contingent Consideration Arrangements. The Company is, from time to time, obligated to pay additional cash purchase price amounts in the event that certain financial or operational milestones are met by acquired businesses. As of September 28, 2007, up to a maximum of $37.2 million could be payable through February 2009 under contingent consideration arrangements relating to acquired businesses. Amounts subject to these arrangements can be earned over the respective measurement period, depending on the performance of the acquired business relative to certain financial targets.

The following table summarizes key terms of outstanding contingent consideration arrangements as of September 28, 2007:

Acquired business	Remaining amount available (maximum)	Measurement period	Measurement period end date
IonSpec	$14.0 million	3 years	February 2009
Magnex	$ 4.0 million	3 years	November 2007
Polymer Labs	$19.2 million	3 years	November 2008

Subsequent Event. On November 11, 2007, the Company acquired certain assets and assumed certain liabilities of Analogix, Inc. (the "Analogix Business") for approximately $11 million in cash plus assumed net debt, subject to certain net asset adjustments. Under the terms of the acquisition, the Company might make additional purchase price payments of up to $4 million over a three-year period, depending on the performance of the Analogix Business and certain operational milestones. The Analogix Business designs, manufactures, markets, sells and services consumables and instrumentation for automated compound purification using flash chromatography, and became part of the Scientific Instruments segment.

Note 7. Goodwill and Other Intangible Assets

Changes in the carrying amount of goodwill for each of the Company's reportable segments in fiscal years 2007 and 2006 follow:

(in thousands)	Scientific Instruments	Vacuum Technologies	Total
Balance as of September 30, 2005	$ 148,968	$ 966	$ 149,934
Fiscal year 2006 acquisitions	27,190	—	27,190
Contingent payments on prior years' acquisitions	2,386	—	2,386
Foreign currency impacts and other adjustments	2,053	—	2,053
Balance as of September 29, 2006	180,597	966	181,563
Contingent payments on prior years' acquisitions	4,115	—	4,115
Foreign currency impacts and other adjustments	8,082	—	8,082
Balance as of September 28, 2007	$ 192,794	$ 966	$ 193,760

The following intangible assets have been recorded and are being amortized by the Company:

	September 28, 2007		
(in thousands)	Gross	Accumulated Amortization	Net
Intangible assets			
Existing technology	$ 16,611	$ (8,235)	$ 8,376
Patents and core technology	29,908	(10,752)	19,156
Trade names and trademarks	2,458	(1,623)	835
Customer lists	11,866	(9,408)	2,458
Other	3,025	(2,278)	747
	$ 63,868	$ (32,296)	$ 31,572

	September 29, 2006		
(in thousands)	Gross	Accumulated Amortization	Net
Intangible assets			
Existing technology	$ 15,054	$ (5,726)	$ 9,328
Patents and core technology	29,321	(6,573)	22,748
Trade names and trademarks	2,419	(1,209)	1,210
Customer lists	11,325	(6,783)	4,542
Other	2,823	(1,508)	1,315
	$ 60,942	$ (21,799)	$ 39,143

Actual aggregate amortization expense relating to intangible assets recorded in the three most recent fiscal years as well as estimated amortization expense for the next five fiscal years and thereafter follow:

(in thousands)	
Actual amortization expense	
Fiscal year 2005	$ 6,600
Fiscal year 2006	$ 8,468
Fiscal year 2007	$ 8,141
Estimated amortization expense	
Fiscal year 2008	$ 7,241
Fiscal year 2009	6,183
Fiscal year 2010	5,678
Fiscal year 2011	3,203
Fiscal year 2012	2,373
Thereafter	6,894
Total	$ 31,572

Note 8. Restructuring Costs

Summary of Restructuring Plans. Between fiscal years 2003 and 2007, the Company committed to several restructuring plans in order to adjust its organizational structure, improve operational efficiencies and eliminate redundant or excess costs resulting from acquisitions or dispositions during those periods.

FORM 10-K

The following tables sets forth changes in the Company's aggregate liability relating to all restructuring plans (including the Fiscal Year 2007 Plan described below) during fiscal years 2007, 2006 and 2005 as well as total restructuring expense and other related costs recorded since the inception of those plans:

(in thousands)	Employee-Related	Facilities-Related	Total
Balance at October 1, 2004	$ 1,673	$ 830	$ 2,503
Charges to expense, net	4,019	1,922	5,941
Cash payments	(4,553)	(992)	(5,545)
Foreign currency impacts and other adjustments	(137)	(68)	(205)
Balance at September 30, 2005	1,002	1,692	2,694
Charges to expense, net	3	(38)	(35)
Cash payments	(772)	(814)	(1,586)
Foreign currency impacts and other adjustments	—	(22)	(22)
Balance at September 29, 2006	233	818	1,051
Charges to expense, net	2,321	—	2,321
Cash payments	(393)	(127)	(520)
Foreign currency impacts and other adjustments	61	16	77
Balance at September 28, 2007	$ 2,222	$ 707	$ 2,929

Total expense since inception of plans *(in millions)*	
Restructuring expense	$ 17.6
Other-related costs (1)	$ 5.4

(1) These costs related primarily to employee retention and relocation costs and accelerated depreciation of assets disposed upon the closure of facilities. Of the $5.4 million in other related costs, $2.0 million, $0.2 million and $1.0 million was recorded in fiscal year 2007, 2006 and 2005, respectively.

Fiscal Year 2007 Plan. During the third quarter of fiscal year 2007, the Company committed to a plan to combine and optimize the development and assembly of most of its NMR and mass spectrometry products, to further centralize related administration and other functions and to reallocate certain resources toward more rapidly growing product lines and geographies. As part of the plan, the Company is creating an information rich detection ("IRD") center in Walnut Creek, California, where NMR operations currently located in Palo Alto, California will be integrated with mass spectrometry operations already located in Walnut Creek. The Company will invest in a new 45,000 square foot building and a substantial remodel of an existing building there to house the IRD center.

As a result of the plan, a number of employee positions have been or will be relocated or eliminated and certain facilities will be consolidated. These actions primarily impact the Scientific Instruments segment and involve the elimination of between approximately 40 and 60 positions. The Company expects these activities to be completed during the first half of fiscal year 2009.

Restructuring and other related costs associated with this plan include one-time termination benefits, retention payments, costs to relocate facilities (including decommissioning costs, moving costs and temporary facility/storage costs), accelerated depreciation of fixed assets to be disposed as a result of facilities actions and lease termination costs.

The following table sets forth changes in the Company's restructuring liability relating to the foregoing plan during fiscal year 2007:

	Employee-Related	Facilities-Related	Total
(in thousands)			
Balance at September 29, 2006	$ —	$—	$ —
Charges	2,301	—	2,301
Cash payments	(145)	—	(145)
Foreign currency impacts and other adjustments	66	—	66
Balance at September 28, 2007	$2,222	$—	$2,222
Total expense since inception of plan			
(in millions)			
Restructuring expense			$ 2.3
Other-related costs			$ 2.0

The restructuring charges of $2.3 million recorded during fiscal year 2007 related to employee termination benefits. The other-related costs of $2.0 million recorded during fiscal year 2007 were comprised of a $0.7 million non-cash charge for accelerated depreciation of assets to be disposed upon the closure of facilities, $0.8 million in employee retention costs and $0.5 million in other facility-related costs.

Note 9. Warranty and Indemnification Obligations

Product Warranties. The Company's products are generally subject to warranties. Liabilities for the estimated future costs of repair or replacement are established and charged to cost of sales at the time the related sale is recognized. The amount of liability to be recorded is based on management's best estimates of future warranty costs after considering historical and projected product failure rates and product repair costs. Changes in the Company's estimated liability for product warranty during fiscal years 2007 and 2006 follow:

	Fiscal Year Ended	
	Sept. 28, 2007	Sept. 29, 2006
(in thousands)		
Beginning balance	$11,042	$10,723
Charges to costs and expenses	5,456	5,036
Warranty expenditures	(4,044)	(4,717)
Ending balance	$12,454	$11,042

Indemnification Obligations. FASB Interpretation No. ("FIN") 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*, requires a guarantor to recognize a liability for and/or disclose obligations it has undertaken in relation to the issuance of the guarantee. Under this guidance, arrangements involving indemnification clauses are subject to the disclosure requirements of FIN 45 only.

The Company is subject to certain indemnification obligations to VMS (formerly VAI) and VSEA in connection with the Instruments business as conducted by VAI prior to the Distribution (described in Note 1). These indemnification obligations cover a variety of aspects of the Company's business, including, but not limited to, employee, tax, intellectual property, litigation and environmental matters. Certain of the agreements containing these indemnification obligations are disclosed as exhibits to the Company's Annual Report on Form 10-K. The estimated fair value of these indemnification obligations is not considered to be material.

The Company is subject to certain indemnification obligations to Jabil in connection with the Company's sale of its Electronics Manufacturing Business to Jabil. These indemnification obligations cover certain aspects of the Company's conduct of the Electronics Manufacturing Business prior to its sale to Jabil, including, but not limited to, employee, tax, litigation and environmental matters. The agreement containing these indemnification obligations is disclosed as an exhibit to the Company's Annual Report on Form 10-K. The estimated fair value of these indemnification obligations is not considered to be material.

The Company's By-Laws require it to indemnify its officers and directors, as well as those who act as directors and officers of other entities at the request of the Company, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. In addition, the Company has entered into separate indemnity agreements with each director and officer that provide for indemnification of these directors and officers under certain circumstances. The form of these indemnity agreements is disclosed as an exhibit to the Company's Annual Report on Form 10-K. The indemnification obligations are more fully described in these indemnity agreements and the Company's By-Laws. The Company purchases insurance to cover claims or a portion of any claims made against its directors and officers. Since a maximum obligation is not explicitly stated in the Company's By-Laws or these indemnity agreements and will depend on the facts and circumstances that arise out of any future claims, the overall maximum amount of the obligations cannot reasonably be estimated. Historically, the Company has not made payments related to these indemnification obligations and the estimated fair value of these indemnification obligations is not considered to be material.

As is customary in the Company's industry and as provided for in local law in the U.S. and other jurisdictions, many of the Company's standard contracts provide remedies to customers and other third parties with whom the Company enters into contracts, such as defense, settlement or payment of judgment for intellectual property claims related to the use of its products. From time to time, the Company also agrees to indemnify customers, suppliers, contractors, lessors, lessees and others with whom it enters into contracts, against loss, expense and/or liability arising from various triggering events related to the sale and the use of the Company's products and services, the use of their goods and services, the use of facilities and other matters covered by such contracts, usually up to a specified maximum amount. In addition, from time to time, the Company sometimes also agrees to indemnify these parties against claims related to undiscovered liabilities, additional product liability or environmental obligations. Claims made under such indemnification obligations have been insignificant and the estimated fair value of these indemnification obligations is not considered to be material.

Note 10. Debt and Credit Facilities

Credit Facilities. The Company maintains relationships with banks in many countries from whom it sometimes obtains bank guarantees and short-term standby letters of credit. These guarantees and letters of credit relate primarily to advance payments and deposits made to the Company's subsidiaries by customers for which separate liabilities are recorded in the consolidated financial statements. As of September 28, 2007, a total of $13.9 million of these bank guarantees and letters of credit were outstanding. No amounts had been drawn by beneficiaries under these or any other outstanding guarantees or letters of credit as of that date.

Long-term Debt. As of September 28, 2007, the Company had a $25.0 million term loan outstanding with a U.S. financial institution, compared to $27.5 million at September 29, 2006. As of September 28, 2007, the fixed interest rate on the term loan was 6.7%. As of September 29, 2006, fixed interest rates on the term loan ranged from 6.7% to 7.2% with a weighted average of 6.8%. The term loan contains certain covenants that limit future borrowings and the payment of cash dividends and require the maintenance of certain levels of working capital and operating results. The Company was in compliance with all restrictive covenants of the term loan agreement at September 28, 2007.

The following table summarizes future principal payments on borrowings under long-term debt outstanding as of September 28, 2007:

	Fiscal Years						
	2008	2009	2010	2011	2012	Thereafter	Total
(in thousands)							
Long-term debt (including current portion)	$ 6,250	$ —	$ 6,250	$ —	$ 6,250	$ 6,250	$ 25,000

Note 11. Operating Lease Commitments

As of September 28, 2007, the Company was committed to minimum rentals for certain facilities and other leased assets under long-term non-cancelable operating leases (net of non-cancelable sublease income) as follows:

(in thousands)	
Fiscal Year	
2008	$ 8,536
2009	6,103
2010	4,018
2011	2,249
2012	1,901
Thereafter	5,613
Total	$28,420

Rent expense for fiscal years 2007, 2006 and 2005, was $16.1 million, $14.9 million and $13.2 million, respectively.

Note 12. Retirement Plans

Certain employees of the Company in the U.S. are eligible to participate in the Company's sponsored, defined contribution retirement plan. For employee contributions made after certain minimum employment conditions have been met, the Company is obligated to match the participant's contribution up to 6% of their eligible compensation. Participants are entitled, upon termination or retirement, to receive their account balances, which are held by a third party trustee. The Company has no defined benefit plans in the U.S. In addition to the U.S. retirement plan, a number of the Company's non-U.S. subsidiaries have retirement plans for regular full-time employees. Several of these plans are defined benefit plans. Total expenses for all retirement plans amounted to $11.9 million, $11.1 million and $10.8 million for fiscal years 2007, 2006 and 2005, respectively. As discussed more fully below, the Company also recorded a defined benefit pension plan settlement loss of approximately $1.5 million in fiscal year 2005.

As of September 28, 2007, the Company adopted the provisions of SFAS 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)*. SFAS 158 requires an employer to recognize the funded status of defined benefit postretirement plans (other than multiemployer plans) as an asset or liability in its consolidated balance sheet and recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 also requires the measurement date of the plans funded status to be the same as a company's fiscal year-end.

The adoption of SFAS 158 with respect to the Company's defined benefit pension plans had the following incremental effect on the Consolidated Balance Sheet as of September 28, 2007:

	September 28, 2007		
(in thousands)	Before Application of SFAS 158	Adjustment	After Application of SFAS 158
Long-term assets	$ 586	$ 3,329	$ 3,915
Deferred tax assets	$ 449	$ 73	$ 522
Current liability	$ 19	$ —	$ 19
Long-term liability	$ 8,270	$ 4,723	$ 12,993
Accumulated other comprehensive income	$ 1,126	$ 1,321	$ 2,447

The components of the amount recognized in accumulated other comprehensive income at September 28, 2007 were as follows:

(in thousands)	Sept. 28, 2007
Components of accumulated other comprehensive income (before taxes of $522)	
Prior service costs	$ 204
Transition asset	(40)
Net actuarial loss	2,805
Total	$ 2,969

The portion of this amount expected to be amortized into net periodic pension cost in fiscal year 2008 is not significant.

Changes in the projected benefit obligation, fair value of plan assets and funded status relating to the Company's defined benefit pension plans follows:

	Fiscal Year Ended		
(in thousands)	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
Change in projected benefit obligation			
Projected benefit obligation at beginning of fiscal year	$ 52,071	$ 46,085	$ 59,286
Service cost, including plan participant contributions	1,721	1,680	1,490
Interest cost	2,601	2,138	2,190
Actuarial (gain) loss	(6,110)	(150)	9,800
Foreign currency changes	4,161	3,047	181
Benefit payments	(1,111)	(729)	(632)
Settlement	—	—	(26,230)
Projected benefit obligation at end of fiscal year	$ 53,333	$ 52,071	$ 46,085
Change in fair value of plan assets and funded status			
Fair value of plan assets at beginning of fiscal year	$ 37,279	$ 31,786	$ 51,405
Actual return on plan assets	3,163	2,471	3,782
Employer and plan participant contributions	1,617	1,592	2,779
Foreign currency changes	3,288	2,159	648
Benefit and expense payments	(1,111)	(729)	(598)
Settlement	—	—	(26,230)
Fair value of plan assets at end of fiscal year	44,236	37,279	31,786
Projected benefit obligation at end of fiscal year	(53,333)	(52,071)	(46,085)
Projected benefit obligation in excess of fair value of plan assets	(9,097)	(14,792)	(14,299)
Unrecognized prior service cost	—	142	143
Unrecognized net actuarial loss	—	10,023	10,758
Net accrued benefit cost at end of fiscal year	$ (9,097)	$ (4,627)	$ (3,398)

Additional information pertaining to the Company's defined benefit pension plans as of the end of fiscal years 2007 and 2006 is outlined below:

	Fiscal Year End	
	Sept. 28, 2007	Sept. 29, 2006
(dollars in thousands)		
Amounts included in the Consolidated Balance Sheet		
Prepaid benefit cost	$ —	$ 600
Accrued benefit cost	—	(10,503)
Intangible assets	—	236
Accumulated other comprehensive loss	—	5,040
Other (long-term) assets	3,915	—
Current liabilities	(19)	—
Other (long-term) liabilities	(12,993)	—
Net accrued benefit cost at end of fiscal year	$ (9,097)	$ (4,627)
Accumulated benefit obligation for all defined benefit pension plans	$ 48,477	$ 44,944
Weighted-average assumptions used to determine benefit obligations		
Discount rate	5.5%	4.8%
Rate of compensation increases	3.6%	4.1%
Weighted-average asset allocations by asset category		
Equity securities	48%	49%
Debt securities	42	41
Cash	2	2
Real estate	1	1
Other	7	7
Total	100%	100%
Additional information		
Decrease in minimum liability included in other comprehensive income after tax	$ (2,504)	$ (106)

Information relating to defined benefit pension plans with an accumulated benefit obligation in excess of the fair value of plan assets follows:

	Fiscal Year End	
	Sept. 28, 2007	Sept. 29, 2006
(in thousands)		
Projected benefit obligation	$ 42,302	$ 41,267
Accumulated benefit obligation	$ 37,446	$ 34,140
Fair value of plan assets	$ 29,289	$ 23,971

Net Periodic Pension Cost. Net periodic pension cost for defined benefit pension plans is determined in accordance with SFAS 87, *Employers' Accounting for Pensions*, as amended, and is made up of several components that reflect different aspects of the Company's pension-related financial arrangements and the cost of benefits earned by participating employees. These components are determined using certain actuarial assumptions.

The components of the Company's net periodic pension cost relating to defined benefit pension plans and the weighted-average assumptions used to determine that cost follow:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
(dollars in thousands)			
Components of net periodic pension cost			
Service cost, net of plan participant contributions	$ 1,387	$ 1,331	$ 1,186
Interest cost	2,601	2,138	2,190
Expected return on plan assets	(2,126)	(1,702)	(1,959)
Amortization of prior service cost and actuarial gains and losses	460	522	148
Settlement loss	—	—	1,477
Net periodic pension cost	$ 2,322	$ 2,289	$ 3,042
Weighted-average assumptions used to determine net periodic pension cost			
Discount rate	4.8%	4.6%	5.5%
Expected return on plan assets	5.4%	5.2%	6.2%
Rate of compensation increases	4.1%	3.9%	3.7%

Basis for Assumptions. The Company utilizes yields on country-specific, long-term Corporate AA bond indices (typically 10- or 15-year indices based on the expected timing of benefit payments) as the basis for its discount rate assumptions for each of its defined benefit pension plans. With regard to the expected return assumption, plan assets in most countries are invested in low-risk, long-term fixed income investments such as direct insurance policies and guaranteed insurance contracts. For these asset types, the expected rate of return is established either by reference to yields on comparable long-term corporate bond indices in that country or the return guaranteed by the issuer of the investment security (net of expenses). The exception to this is in the United Kingdom, where the majority of plan assets are invested in equity securities, with the remainder invested typically in corporate bonds, real estate and cash. Due to the nature of these investments, long-term money and corporate bond yields and an implied equity risk premium are considered in establishing the asset return assumption for the defined benefit pension plan in the United Kingdom.

Defined Benefit Pension Plan Settlement. During fiscal year 2005, the Company settled its defined benefit pension plan in Australia, which resulted in a corresponding settlement loss of approximately $1.5 million. This amount offset approximately $1.5 million in gains recorded during fiscal year 2004 related to the curtailments of the same plan in Australia as well as a defined benefit pension plan in the Netherlands.

Employer Contributions. During the fiscal year ended September 28, 2007, the Company made contributions totaling approximately $1.2 million to its defined benefit pension plans. The Company currently anticipates contributing an additional $1.4 million to its remaining defined benefit pension plans in fiscal year 2008, primarily in the United Kingdom.

Estimated Future Benefit Payments. As of September 28, 2007, benefit payments, which reflect expected future service (as appropriate), are expected to be as follows:

(in millions)	
Fiscal Year	
2008	$ 0.9
2009	$ 1.0
2010	$ 1.1
2011	$ 1.2
2012	$ 1.4
2013-2016	$ 9.8

Other Postretirement Benefits. At the Distribution (described in Note 1), the Company assumed responsibility for certain post-employment and post-retirement benefits for active employees of the Company; the responsibility for all others, principally retirees of VAI, remained with VMS, although the Company is obligated to reimburse VMS for certain costs relating to certain VAI retirees. The Company's portion of assets and liabilities as well as related expenses for shared post-employment and post-retirement benefits, which are not material, have been included in these Consolidated Financial Statements.

Note 13. Contingencies

Environmental Matters. The Company's operations are subject to various federal, state and local laws in the U.S. as well as laws in other countries regulating the discharge of materials into the environment or otherwise relating to the protection of the environment. These regulations increase the costs and potential liabilities of the Company's operations. However, the Company does not currently anticipate that its compliance with these regulations will have a material effect on the Company's capital expenditures, earnings, or competitive position.

The Company and VSEA are each obligated (under the terms of the Distribution described in Note 1) to indemnify VMS for one-third of certain costs (after adjusting for any insurance proceeds and tax benefits recognized or realized by VMS for such costs) relating to environmental matters. In that regard, VMS has been named by the U.S. Environmental Protection Agency or third parties as a potentially responsible party under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended, at ten sites where VAI is alleged to have shipped manufacturing waste for recycling, treatment, or disposal. In addition, VMS is overseeing and, as applicable, reimbursing third parties for environmental investigation, monitoring and/or remediation activities, in most cases under the direction of, or in consultation with, federal, state and/or local agencies in the U.S. at certain current VMS or former VAI facilities. The Company and VSEA are each obligated to indemnify VMS for one-third of these environmental investigation, monitoring and/or remediation costs (after adjusting for any insurance proceeds and taxes).

For certain of these sites and facilities, various uncertainties make it difficult to assess the likelihood and scope of further environmental-related activities or to estimate the future costs of such activities if undertaken. As of September 28, 2007, it was nonetheless estimated that the Company's share of the future exposure for environmental-related costs for these sites and facilities ranged in the aggregate from $1.1 million to $2.7 million (without discounting to present value). The time frame over which these costs are expected to be incurred varies with each site and facility, ranging from one year up to 5 years as of September 28, 2007. No amount in the foregoing range of estimated future costs is believed to be more probable of being incurred than any other amount in such range and the Company therefore had an accrual of $1.1 million as of September 28, 2007.

As to certain sites and facilities, sufficient knowledge has been gained to be able to better estimate the scope and certain costs of future environmental-related activities. As of September 28, 2007, it was estimated that the Company's share of the future exposure for these environmental-related costs for these sites and facilities ranged in the aggregate from $3.1 million to $13.0 million (without discounting to present value). The time frame over which these costs are expected to be incurred varies with each site and facility, ranging from two years up to 22 years as of September 28, 2007. As to each of these sites and facilities, it was determined that a particular amount within the range of certain estimated costs was a better estimate of the future environmental-related cost than any other amount within the range and that the amount and timing of these future costs were reliably determinable. Together, these amounts totaled $6.0 million at September 28, 2007. The Company therefore had an accrual of $4.2 million as of September 28, 2007, which represents the best estimate of its share of these future environmental-related costs discounted at 4%, net of inflation. This accrual is in addition to the $1.1 million described in the preceding paragraph.

At September 28, 2007, the Company's reserve for environmental-related costs, based upon future environmental-related costs estimated by the Company as of that date, was calculated as follows:

(in millions)	Recurring Costs	Non-Recurring Costs	Total Anticipated Future Costs
Fiscal Year			
2008	$ 0.3	$ 0.2	$ 0.5
2009	0.2	0.2	0.4
2010	0.2	0.2	0.4
2011	0.2	0.3	0.5
2012	0.2	0.4	0.6
Thereafter	3.8	0.9	4.7
Total costs	$ 4.9	$ 2.2	7.1
Less imputed interest			(1.8)
Reserve amount			5.3
Less current portion			(0.5)
Long-term (included in Other liabilities)			$ 4.8

The foregoing amounts are only estimates of anticipated future environmental-related costs and the amounts actually spent in the years indicated may be greater or less than such estimates. The aggregate range of cost estimates reflects various uncertainties inherent in many environmental investigation, monitoring and remediation activities and the large number of sites where such investigation, monitoring and remediation activities are being undertaken.

An insurance company has agreed to pay a portion of certain of VAI's (now VMS') future environmental-related costs for which the Company has an indemnification obligation and the Company therefore has a long-term receivable of $1.0 million (discounted at 4%, net of inflation) in other assets as of September 28, 2007, for the Company's share of such recovery. The Company has not reduced any environmental-related liability in anticipation of recoveries from third parties.

The Company believes that its reserves for the foregoing and other environmental-related matters are adequate, but as the scope of its obligation becomes more clearly defined, these reserves may be modified and related charges against or credits to earnings may be made. Although any ultimate liability arising from environmental-related matters could result in significant expenditures that, if aggregated and assumed to occur within a single fiscal year, would be material to the Company's financial statements, the likelihood of such occurrence is considered remote. Based on information currently available and its best assessment of the ultimate amount and timing of environmental-related events, the Company believes that the costs of environmental-related matters are not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

Legal Proceedings. The Company is involved in pending legal proceedings that are ordinary, routine and incidental to its business. While the ultimate outcome of these legal matters is not determinable, the Company believes that these matters are not reasonably likely to have a material adverse effect on the Company's financial condition or results of operations.

Note 14. Stockholders' Equity

Stock Rights, Stock Plans and Stock Repurchase Programs

On April 2, 1999, stockholders of record of VAI on March 24, 1999 received in the Distribution (described in Note 1) one share of the Company's common stock for each share of VAI common stock held on April 2, 1999. Each stockholder also received one preferred stock purchase right ("Right") for each share of common stock distributed, entitling the stockholder to purchase one one-thousandth of a share of Participating Preferred Stock, par value $0.01 per share, for $200.00 (subject to adjustment), in the event of certain changes in the Company's ownership. The Participating Preferred Stock is designed so that each one one-thousandth of a share has economic and voting terms similar to those of one share of common stock. The Rights will expire no later than March 2009. As of September 28, 2007, no Rights were eligible to be exercised and none had been exercised through that date.

Omnibus Stock Plan. Effective April 2, 1999, the Company adopted the Omnibus Stock Plan ("OSP") under which shares of common stock can be issued to officers, directors and employees. The maximum number of shares of the Company's common stock available for awards under the OSP was initially 4,200,000 plus 4,512,000 shares granted in substitution for other options in connection with the Distribution (described in Note 1). During fiscal year 2002, the Company's stockholders approved an amendment of the OSP to increase the number of shares of common stock reserved for issuance under the OSP by 1,000,000. During fiscal year 2005, the Company's stockholders approved an amendment of the OSP to increase the number of shares of common stock reserved for issuance under the OSP by an additional 5,000,000.

The OSP is administered by the Compensation Committee of the Company's Board of Directors. At September 28, 2007, a total of 4,498,000 shares were available for issuance under the OSP.

Employee Stock Purchase Plan. During fiscal year 2000, the Company's Board of Directors approved the Employee Stock Purchase Plan ("ESPP") for which the Company set aside 1,200,000 shares of common stock for issuance. In February 2003, the Company's stockholders approved the ESPP. Under the ESPP, eligible Company employees may set aside, through payroll deductions, between 1% and 10% of eligible compensation for purchases of the Company's common stock. The participants' purchase price is the lower of 85% of the stock's market value on the enrollment date or 85% of the stock's market value on the purchase date. Prior to fiscal year 2006, enrollment dates occurred every six months and purchase dates occurred each quarter. Beginning in fiscal year 2006, the Company reduced the length of each offering period under its ESPP from six months to three months.

Stock Repurchase Programs. In January 2007, the Company's Board of Directors approved a new stock repurchase program under which the Company is authorized to utilize up to $100 million to repurchase shares of its common stock. This repurchase program is effective through December 31, 2008. During fiscal year 2007, the Company repurchased and retired 862,000 shares under this authorization at an aggregate cost of $49.6 million. As of September 28; 2007, the Company had remaining authorization to repurchase $50.4 million of its common stock under this program.

In November 2005, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to utilize up to $100 million to repurchase shares of its common stock. This repurchase program was effective through September 30, 2007. During the first quarter of fiscal year 2007, the Company repurchased and retired 820,000 shares under this authorization at an aggregate cost of $37.0 million, which completed this repurchase program. During fiscal year 2006, the Company repurchased and retired 1,515,000 shares at an aggregate cost of $63.0 million.

In February 2005, the Company's Board of Directors approved a stock repurchase program under which the Company was authorized to repurchase up to $145 million of its common stock. This authorization was conditioned upon the closing of the sale of the Electronics Manufacturing Business, and upon becoming effective replaced the prior repurchase authorization approved in May 2004. The sale of the Electronics Manufacturing business closed on March 11, 2005, and the repurchase authorization became effective on that date and replaced the previous (May 2004) repurchase authorization. During fiscal year 2005, the Company repurchased and retired approximately 4.0 million shares under this program for an aggregate cost of approximately $145 million.

In May 2004, the Company's Board of Directors authorized the Company to repurchase up to 1,000,000 shares of its common stock until September 30, 2007. During fiscal year 2005, the Company repurchased and retired approximately 802,000 shares at an aggregate cost of $33.6 million. During fiscal year 2004, the Company repurchased and retired approximately 192,000 shares for an aggregate cost of approximately $7.5 million. As described in the preceding paragraph, this repurchase authorization was replaced upon the closing of the sale of the Electronics Manufacturing Business on March 11, 2005, and the remaining approximately 6,000 shares under this authorization were no longer available for repurchase.

Share-Based Compensation

Stock Options. Under the OSP, the Company periodically grants stock options to officers, directors and employees. The exercise price for stock options granted under the OSP may not be less than 100% of the fair market value at the date of the grant. Options granted are exercisable at the times and on the terms established by the Compensation Committee, but not later than ten years after the date of grant (except in the event of death, after which an option is exercisable for three years). Options granted generally become exercisable in cumulative installments of one-third each year commencing one year following the date of grant.

The following table summarizes stock options activity under the OSP for the periods indicated:

	Shares	Weighted-Average Exercise Price	Aggregate Grant Date Fair Value[1]	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
	(in thousands)		(in millions)	(in years)	(in millions)
Outstanding at October 1, 2004	3,640	$ 25.54			
Granted	512	$ 36.66			
Exercised	(806)	$ 18.01			
Cancelled or expired	(100)	$ 37.21			
Outstanding at September 30, 2005	3,246	$ 28.80			
Granted	538	$ 41.88	$ 7.0		
Exercised	(1,225)	$ 24.85			
Cancelled or expired	(66)	$ 38.99			
Outstanding at September 29, 2006	2,493	$ 33.30		5.4	$ 31.4
Granted	339	$ 46.13	$ 5.0		
Exercised	(1,001)	$ 28.12			
Cancelled or expired	(48)	$ 41.22			
Outstanding at September 28, 2007	1,783	$ 38.43		5.6	$ 44.9
Exercisable at September 28, 2007	1,054	$ 35.56		4.9	$ 29.6

(1) After estimated forfeitures.

The intrinsic value of options exercised in fiscal year 2007 and 2006 was $26.2 million and $21.8 million, respectively.

Restricted (Nonvested) Stock. Under the OSP, the Company also periodically grants restricted (nonvested) common stock to employees. Such grants are valued as of the grant date. These amounts are recognized by the Company as share-based compensation expense ratably over their respective vesting periods, which range from one to three years.

The following table summarizes restricted (nonvested) common stock activity under the OSP for the periods indicated:

	Shares (in thousands)	Weighted-Average Grant Date Fair Value	Aggregate Grant Date Fair Value (in millions)
Outstanding and unvested at October 1, 2004	—	—	
Granted	25	$ 36.18	$ 0.9
Outstanding and unvested at September 30, 2005	25	$ 36.18	
Granted	27	$ 42.51	$ 1.2
Outstanding and unvested at September 29, 2006	52	$ 39.51	
Granted	59	$ 47.83	$ 2.8
Outstanding and unvested at September 28, 2007	111	$ 43.92	

Share-based compensation expense related to restricted (nonvested) common stock was $2.2 million, $0.6 million and $0.2 million in fiscal years 2007, 2006 and 2005, respectively. As of September 28, 2007, there was $1.8 million of total unrecognized compensation expense related to restricted (nonvested) common stock granted under the OSP. This expense is expected to be recognized over a weighted-average period of 1.4 years.

Non-Employee Director Stock Units. Under the terms of the OSP, on the first business day following each annual meeting of the Company's stockholders, each person then serving as a non-employee director is automatically granted stock units having an initial value of $25,000. The stock units will vest upon termination of the director's service on the Board of Directors and will then be satisfied by issuance of shares of the Company's common stock. Each non-employee director who holds stock units will not have rights as a stockholder with respect to the shares issuable thereunder until such shares are paid out. The stock units are not transferable, except to the non-employee director's designated beneficiary or estate in the event of his or her death. During fiscal year 2007, the Company granted stock units with an aggregate value of $125,000 to non-employee members of its Board of Directors (of which there were five) and recognized the total value of $125,000 as share-based compensation expense at the time of grant. During fiscal year 2006 and 2005, the Company granted stock units with an aggregate value of $150,000 to non-employee members of its Board of Directors (of which there were six) and recognized the total value of $150,000 as share-based compensation expense at the time of grant in each of those respective periods.

Employee Stock Purchase Plan. Under the ESPP, employees purchased approximately 96,600 shares for $3.8 million, 114,500 shares for $3.6 million and 118,700 shares for $3.9 million, during fiscal years 2007, 2006 and 2005, respectively. As of September 28, 2007, a total of approximately 267,000 shares remained available for issuance under the ESPP.

During the fiscal year ended September 28, 2007, the weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $10.87 per share for offering periods during fiscal year 2007. During the fiscal year ended September 29, 2006, the weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $8.24 per share for offering periods during fiscal year 2006.

Share-Based Compensation under SFAS 123(R). Effective October 1, 2005, the Company adopted SFAS 123(R) using the modified prospective application method. Accordingly, during the fiscal years 2007 and 2006, the Company recorded share-based compensation expense that would have been recognized had the fair value method been applied since the effective date of SFAS 123, but fiscal year 2005 has not been restated.

FORM 10-K

The effect of adopting SFAS 123(R) on earnings before income taxes, income tax expense, net earnings, and net earnings per share for fiscal years 2007 and 2006 was as follows:

	Fiscal Year Ended	
	Sept. 28, 2007	Sept. 29, 2006
(in thousands, except per share amounts)		
Share-based compensation expense by award type:		
Employee and non-employee director stock options	$(6,653)	$(7,005)
Employee stock purchase plan	(948)	(913)
Restricted (nonvested) stock [1]	(2,220)	(644)
Non-employee director stock units	(125)	(150)
Total share-based compensation expense (effect on earnings before income taxes)	(9,946)	(8,712)
Effect on income tax expense	3,622	3,172
Effect on net earnings	$(6,324)	$(5,540)
Effect on net earnings per share:		
Basic	$ (0.20)	$ (0.18)
Diluted	$ (0.20)	$ (0.18)

(1) Includes $128,000 in fiscal year 2007 related to shares granted in connection with the Company's fiscal year 2007 restructuring plan.

As of October 1, 2005 (the date SFAS 123(R) was adopted), the Company had unrecorded deferred share-based compensation related to stock options of $6.7 million after estimated forfeitures. In the Company's pro forma disclosures prior to the adoption of SFAS 123(R), the Company accounted for forfeitures upon occurrence. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised if necessary in subsequent periods if actual forfeitures differ from those estimates.

As of September 28, 2007, the unrecorded deferred share-based compensation balance related to stock options was $4.1 million. This amount will be recognized as expense using the straight-line attribution method over an estimated weighted-average amortization period of 1.3 years.

Share-based compensation expense recorded during the fiscal years ended September 28, 2007 and September 29, 2006 has been included in the Company's Consolidated Statement of Earnings as follows:

	Fiscal Year Ended	
	Sept. 28, 2007	Sept. 29, 2006
(in thousands)		
Cost of sales	$ 443	$ 448
Selling, general and administrative	8,970	7,723
Research and development	533	541
Total	$ 9,946	$ 8,712

Capitalizable share-based compensation expense relating to inventory or deferred cost of sales (a component of deferred profit) was not significant at September 28, 2007 or September 29, 2006.

Valuation Assumptions. The Company estimates the fair value of employee stock options granted under the OSP and shares issued under the ESPP using the Black-Scholes option-pricing model, consistent with the provisions of SFAS 123(R), SAB 107 and the Company's prior-period pro forma disclosures of net earnings, including share-based compensation (determined under a fair value method as prescribed by

SFAS 123). The fair value of each option grant under the OSP and each share issuance under the ESPP was estimated on the date of grant using the Black-Scholes model with the following weighted-average assumptions:

	Fiscal Year Ended	
	Sept. 28, 2007	Sept. 29, 2006
Employee and non-employee director stock options:		
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	4.6%	4.5%
Expected price volatility	30%	30%
Expected life (in years)	4.5	4.5
Employee stock purchases:		
Expected dividend yield	0.0%	0.0%
Risk-free interest rate	5.0%	4.5%
Expected price volatility	28%	30%
Expected life (in years)	0.3	0.3

Option-pricing models require the input of highly subjective assumptions, including the option's expected life and the expected price volatility of the underlying stock. The expected stock price volatility assumption was determined using a combination of historical and implied volatility of the Company's common stock, with implied volatility based on the implied volatility of publicly traded options on the Company's common stock. Prior to the adoption of SFAS 123(R), the Company used only historical volatility in deriving its expected volatility assumption. The Company believes that using a combination of historical and implied volatility is more reflective of current market conditions and a better indicator of expected future volatility.

Share-Based Compensation Expense prior to Adoption of SFAS 123(R). During fiscal year 2005, which was prior to the adoption of SFAS 123(R), the Company applied the intrinsic value method as prescribed by APB 25, *Accounting for Stock Issued to Employees*, and related interpretations in accounting for its employee stock compensation plans and provided the required pro forma disclosures of SFAS 123, *Accounting for Stock-Based Compensation*, as amended by SFAS 148, *Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123.*

FORM 10-K

FORM 10-K

If the Company had elected to recognize compensation cost based on the fair value of options granted under its OSP and shares issued under its ESPP as prescribed by SFAS 123, net earnings and net earnings per share would have been reduced to the pro forma amounts shown below:

(in thousands, except per share amounts)	Fiscal Year Ended Sept. 30, 2005
Earnings from continuing operations:	
As reported	$46,687
Add: Stock-based compensation expense included in reported net earnings, net of related tax effects	257
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(5,682)
Pro forma	$41,262
Earnings per share from continuing operations:	
Basic—as reported	$ 1.39
Basic—pro forma	$ 1.23
Diluted—as reported	$ 1.36
Diluted—pro forma	$ 1.20

The fair value of each option grant under the OSP and each share issuance under the ESPP was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Fiscal Year Ended Sept. 30, 2005
Employee and non-employee director stock options:	
Expected dividend yield	0.0%
Risk-free interest rate	3.6%
Expected price volatility	40%
Expected life (in years)	4.1
Employee stock purchases:	
Expected dividend yield	0.0%
Risk-free interest rate	2.0%
Expected price volatility	40%
Expected life (in years)	0.5

The weighted-average estimated fair value of employee stock options granted under the OSP was $13.37 per share for fiscal year 2005. The weighted-average estimated fair value of the option to purchase a share of the Company's common stock under the ESPP was $9.50 for offering periods during fiscal year 2005. No share-based compensation expense was recorded during fiscal year 2005 relating to employee stock options granted under the OSP or shares issued under the ESPP since the Company applied FAS 123 for disclosure purposes only during that period.

Note 15. Income Taxes

The sources of earnings from continuing operations before income taxes follow:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
(in thousands)			
United States	$ (3,387)	$ (7,317)	$ 1,176
Foreign	100,215	81,981	62,277
Earnings from continuing operations before income taxes	$ 96,828	$ 74,664	$ 63,453

Income tax expense on earnings from continuing operations consists of the following:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
(in thousands)			
Current			
U.S. federal	$ 7,730	$ 5,629	$ (5,659)
Foreign	32,728	30,907	22,777
State and local	2,158	958	1,183
Total current	42,616	37,494	18,301
Deferred			
U.S. federal	(8,002)	(9,038)	4,356
Foreign	422	(1,872)	(5,817)
State and local	(1,824)	(1,989)	(74)
Total deferred	(9,404)	(12,899)	(1,535)
Income tax expense	$33,212	$ 24,595	$16,766

Deferred tax assets and liabilities are recognized for the temporary differences between the tax basis and reported amounts of assets and liabilities, and tax loss carry-forwards. Their significant components follow:

	Fiscal Year End	
	Sept. 28, 2007	Sept. 29, 2006
(in thousands)		
Assets		
Inventory	$ 11,898	$ 10,008
Revenue recognition	4,938	4,284
Capitalized research costs	20,071	19,912
Loss carry-forwards	1,398	3,153
Deferred compensation	15,475	10,186
Product warranty	3,833	3,178
Other	4,451	2,648
Total deferred tax assets	62,064	53,369
Liabilities		
Depreciation and amortization	17,431	18,171
Currency translation adjustment	5,689	—
Total deferred tax liabilities	23,120	18,171
Net deferred tax assets	$ 38,944	$ 35,198

As of September 28, 2007, the Company's foreign manufacturing and sales subsidiaries had accumulated approximately $95.7 million of earnings that have been reinvested in their operations. The Company has not provided U.S. tax on these earnings. Determination of the amount of unrecognized deferred tax liability on such earnings is not practicable.

As of September 28, 2007, the Company had foreign loss carry-forwards of approximately $5.0 million that have been recognized as deferred tax assets. In fiscal year 2006, foreign income tax expense included $0.6 million relating to loss carry-forwards that were recorded as a reduction to goodwill. In fiscal year 2005, foreign income tax expense was reduced $0.3 million for a current-year loss that was carried forward.

The difference between the reported income tax rate on earnings from continuing operations and the federal statutory income tax rate is attributable to the following:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
Federal statutory income tax rate	35.0%	35.0%	35.0%
State and local taxes, net of federal benefit	0.2	(0.9)	1.1
Foreign taxes	(0.8)	0.1	(2.8)
Deferred tax on unremitted earnings of foreign subsidiaries	—	—	(7.6)
Other	(0.1)	(1.3)	0.7
Reported income tax rate	34.3%	32.9%	26.4%

In fiscal year 2005, the Company reversed approximately $4.8 million of deferred tax liability previously accrued on unremitted earnings of foreign subsidiaries and recognized a credit to income tax expense in an equal amount. This resulted from a combination of a change in the treatment of foreign tax credits under new U.S. law enacted during fiscal year 2005 and the elimination of withholding tax on certain dividends under new tax law enacted in Switzerland during fiscal year 2005.

In fiscal years 2007 and 2006, accumulated other comprehensive income was decreased approximately $0.6 million and $0.1 million, respectively, due to the tax benefit of certain post-retirement liabilities recognized during those periods.

The Company's federal, state and foreign income tax returns are subject to audit by relevant tax authorities. In September 2006, the U.S. Internal Revenue Service commenced an examination of the Company's fiscal year 2003 U.S. federal tax return. The Company has established tax reserves representing its best estimate of additional income tax it may be required to pay if certain tax positions are successfully challenged by the tax authorities.

Note 16. Net Earnings Per Share

Basic earnings per share are calculated based on net earnings and the weighted-average number of shares of common stock outstanding during the reported period. Diluted earnings per share are calculated similarly, except that the weighted-average number of common shares outstanding during the period increased by the number of additional shares of common stock that would have been outstanding if the dilutive potential shares of common stock had been issued. The dilutive effect of potential common stock (including outstanding stock options, ESPP shares, non-employee director stock units and restricted stock) is reflected in diluted earnings per share by application of the treasury stock method, which includes consideration of share-based compensation and the tax benefit thereon as required by SFAS 123(R) in fiscal years 2007 and 2006.

In fiscal years 2007, 2006 and 2005, options to purchase approximately 10,000, 452,000 and 561,000 shares, respectively, were excluded from the calculation of diluted earnings per share as their effect was anti-dilutive.

A reconciliation of weighted-average basic shares outstanding to weighted-average diluted shares outstanding follows:

	Fiscal Year Ended		
	Sept. 28, 2007	Sept. 29, 2006	Sept. 30, 2005
(in thousands)			
Weighted-average basic shares outstanding	30,457	30,929	33,673
Net effect of dilutive potential common stock	547	495	682
Weighted-average diluted shares outstanding	31,004	31,424	34,355

Note 17. Industry and Geographic Segments

Industry Segments. For financial reporting purposes, the Company's operations are grouped into two business segments: Scientific Instruments and Vacuum Technologies. The Scientific Instruments segment designs, develops, manufactures, sells and services equipment and related software, consumable products, accessories and services for a broad range of life science and industrial applications requiring identification, quantification and analysis of the composition or structure of liquids, solids or gases. The Vacuum Technologies segment designs, develops, manufactures, sells and services vacuum products and related accessories and services used to create, contain, control, measure and test vacuum environments in a broad range of life science and industrial applications requiring ultra-clean or high-vacuum environments. These segments were determined based on how management views and evaluates the Company's operations as required by SFAS 131, *Disclosures about Segments of an Enterprise and Related Information.*

General corporate costs include shared costs of legal, tax, accounting, treasury, insurance and certain other management costs. A portion of the indirect and common costs has been allocated to the segments through the use of estimates. Also, transactions between segments are accounted for at cost and are not included in sales. Accordingly, the following information is provided for purposes of achieving an understanding of operations, but might not be indicative of the financial results of the reported segments were they independent organizations. In addition, comparisons of the Company's operations to similar operations of other companies might not be meaningful.

The Company operates various manufacturing and marketing operations outside of the U.S. In fiscal years 2007, 2006 and 2005, no single country outside of the U.S. accounted for more than 10% of total sales (based on the geographic location of the customer). Except for the United Kingdom in fiscal years 2007 and 2006, no single country outside the U.S. accounted for more than 10% of total assets in fiscal years 2007, 2006 and 2005. Transactions between geographic areas are accounted for at cost and are not included in sales.

Included in the total of Other international sales are export sales recorded by U.S. entities in fiscal years 2007, 2006 and 2005 of approximately $53 million, $62 million and $53 million, respectively.

Industry Segments

	Total Sales			Pretax Earnings			Identifiable Assets			Capital Expenditures			Depreciation and Amortization		
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
(in millions)															
Scientific Instruments	$ 762	$ 686	$ 633	$ 79	$ 60	$ 51	$631	$ 610	$ 501	$ 16	$ 18	$ 14	$ 25	$ 23	$ 18
Vacuum Technologies	159	149	140	32	29	25	58	54	55	3	2	3	4	4	4
Total industry segments	921	835	773	111	89	76	689	664	556	19	20	17	29	27	22
General corporate	—	—	—	(18)	(16)	(16)	248	198	240	0	0	5	0	0	2
Interest income	—	—	—	6	4	5	—	—	—	—	—	—	—	—	—
Interest expense	—	—	—	(2)	(2)	(2)	—	—	—	—	—	—	—	—	—
Continuing operations	$ 921	$ 835	$ 773	$ 97	$ 75	$ 63	$937	$ 862	$ 796	19	20	22	29	27	24
Discontinued operations (Note 3)										—	—	1	—	—	2
Total										$ 19	$ 20	$ 23	$ 29	$ 27	$ 26

Geographic Information

	Sales to Unaffiliated Customers[1]			Intergeographic Sales to Affiliates			Total Sales			Pretax Earnings			Identifiable Assets		
	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005
(in millions)															
United States	$ 264	$ 273	$ 306	$ 97	$ 189	$ 100	$ 361	$ 462	$ 406	$ 28	$ 40	$ 23	$ 303	$ 315	$ 282
United Kingdom[3]	—	—	—	—	—	—	—	—	—	—	—	—	111	115	56
Other international	657	562	467	304	288	325	961	850	792	101	68	65	275	232	213
Total geographic segments	921	835	773	401	477	425	1,322	1,312	1,198	129	108	88	689	662	551
Eliminations, corporate and other	—	—	—	(401)	(477)	(425)	(401)	(477)	(425)	(32)	(33)	(25)	248	200	245
Total company	$ 921	$ 835	$ 773	$ —	$ —	$ —	$ 921	$ 835	$ 773	$ 97	$ 75	$ 63	$ 937	$ 862	$ 796

	Long-Lived Assets[2]		
	2007	2006	2005
(in millions)			
United States	$ 70	$ 72	$ 69
United Kingdom	13	12	3
Italy	15	14	14
Other international	29	23	24
Total company	$ 127	$ 121	$ 110

(1) Sales to unaffiliated customers are generally reported based on the geographic location of the customer. No single customer accounted for more than 10% of sales in any of the fiscal years presented.

(2) Excludes goodwill, intangible assets and long-term deferred tax assets.

(3) Sales and pretax earnings amounts are included in Other international amounts as they are not individually material.

VARIAN, INC. AND SUBSIDIARY COMPANIES

VALUATION AND QUALIFYING ACCOUNTS
for fiscal years 2007, 2006 and 2005
(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions		Balance at End of Period
			Description	Amount	
Allowance for Doubtful Accounts Receivable:					
Fiscal year 2007	$ 1,982	$ (167)	Write-offs & adjustments	$ 67	$ 1,748
Fiscal year 2006	$ 1,790	$ 391	Write-offs & adjustments	$ 199	$ 1,982
Fiscal year 2005	$ 1,916	$ 276	Write-offs & adjustments	$ 402	$ 1,790

FORM 10-K

VARIAN, INC. AND SUBSIDIARY COMPANIES

Quarterly Consolidated Financial Data (Unaudited)

Amounts for each quarterly period in fiscal years 2007 and 2006 follow:

	Fiscal Year 2007			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in millions, except per share amounts)				
Sales	$ 218.0	$ 229.9	$ 227.1	$ 245.6
Gross profit	$ 99.7	$ 105.5	$ 101.9	$ 108.4
Net earnings	$ 15.4	$ 16.3	$ 14.5	$ 17.4
Net earnings per share				
Basic	$ 0.50	$ 0.54	$ 0.48	$ 0.57
Diluted	$ 0.49	$ 0.53	$ 0.47	$ 0.56

	Fiscal Year 2006			
	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
(in millions, except per share amounts)				
Sales	$ 195.7	$ 209.6	$ 209.8	$ 219.6
Gross profit	$ 85.9	$ 92.9	$ 94.6	$ 100.9
Net earnings	$ 9.7	$ 11.2	$ 14.5	$ 14.7
Net earnings per share				
Basic	$ 0.31	$ 0.36	$ 0.47	$ 0.48
Diluted	$ 0.30	$ 0.36	$ 0.46	$ 0.47

Net earnings per share for the four quarters of each fiscal year may not sum to the total for the fiscal year because of the different number of shares outstanding during each period.

VARIAN, INC.

3120 Hansen Way
Palo Alto, California 94304-1030
(650) 213-8000

NOTICE OF THE ANNUAL MEETING OF STOCKHOLDERS TO BE HELD ON JANUARY 31, 2008

Date, Time and Location

You are cordially invited to the Annual Meeting of Stockholders of Varian, Inc. to be held on Thursday, January 31, 2008, at 6:00 p.m. local time, at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California.

Agenda

The agenda for the Annual Meeting is as follows:

- To elect two Class III directors for three-year terms;
- To ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2008; and
- To approve the Company's amended and restated Omnibus Stock Plan.

In addition, any other business that may be properly brought before the Annual Meeting and any adjournment of the Annual Meeting may be transacted.

Record Date

The record date for the Annual Meeting was December 10, 2007. Only stockholders of record at the close of business on that date are entitled to notice of and to vote at the Annual Meeting. A list of these stockholders will be available at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California 94304-1030, for a period of at least ten days before the Annual Meeting.

Voting

It is important that you vote or grant your proxy to vote at the Annual Meeting. Therefore, whether or not you expect to attend the Annual Meeting, please vote by internet, by telephone or by completing, signing and dating the enclosed proxy and mailing it promptly in the accompanying return envelope. You may revoke your proxy at any time before it is voted, and you may vote in person at the Annual Meeting even if you have returned a proxy. These and other voting procedures are explained in the following Proxy Statement.

By Order of the Board of Directors

A. W. Homan
Secretary

December 14, 2007
Palo Alto, California

Varian, Inc.

3120 Hansen Way
Palo Alto, California 94304-1030
(650) 213-8000

PROXY STATEMENT

INFORMATION REGARDING VOTING AND SOLICITATION OF PROXIES

General

This Proxy Statement is being furnished to you as a stockholder of Varian, Inc., a Delaware corporation (the "Company"), in connection with the Company's Annual Meeting of Stockholders, to be held on January 31, 2008, at 6:00 p.m. local time, at the Company's principal executive offices at 3120 Hansen Way, Palo Alto, California, and any adjournment of that meeting (the "Annual Meeting"). The Board of Directors is soliciting your proxy to vote your shares at the Annual Meeting. You may grant your proxy by internet, by telephone or by signing, dating and returning the enclosed proxy in the accompanying pre-addressed, postage-paid return envelope.

There are three items on the agenda for the Annual Meeting: The first item is to elect two Class III directors to the Board of Directors. The second item is to ratify the appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal year 2008. The third item is to approve the Company's amended and restated Omnibus Stock Plan.

The Board of Directors does not know of any other matter to be brought before the Annual Meeting. If any other matter does properly come before the Annual Meeting, the Board intends that the persons named in the enclosed form of proxy will vote on such matter in accordance with their judgment.

This Proxy Statement and the accompanying form of proxy will be first sent on or about December 21, 2007 to stockholders entitled to vote at the Annual Meeting.

Voting

The Company's common stock is the only type of voting security issued, and only holders of common stock are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one vote. Only stockholders of record at the close of business on December 10, 2007 are entitled to notice of and to vote at the Annual Meeting. As of that record date, there were 30,458,165 shares of the Company's common stock outstanding.

The presence, either in person or by proxy, of the holders of a majority of the outstanding shares of the Company's common stock is necessary to constitute a quorum permitting action to be taken at the Annual Meeting. Abstentions and broker non-votes are counted as present at the Annual Meeting for the purpose of determining the presence of a quorum. A broker non-vote occurs when a bank, broker, nominee or other holder of record holding shares for a beneficial owner submits a proxy but does not vote on a particular proposal because that holder does not have discretionary voting power with respect to that proposal and has not received instructions from the beneficial owner.

The affirmative vote of a plurality of the shares of the Company's common stock present or represented by proxy at the Annual Meeting is required to elect the Class III directors. This means that Garry W. Rogerson and Elizabeth E. Tallett, the Board of Directors' nominees to serve as the Class III directors, must receive the highest numbers of votes cast in order to be elected as the Class III directors. Therefore, any shares not voted (whether by abstention, broker non-vote or otherwise) will have no effect on the election of the Class III directors.

The affirmative vote of a majority of the shares of the Company's common stock present or represented by proxy at the Annual Meeting is required to ratify the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2008. Abstentions will have the same effect as a negative vote on this proposal.

The affirmative vote of a majority of the shares of the Company's common stock present or represented by proxy at the Annual Meeting is required to approve the amended and restated Omnibus Stock Plan. Abstentions will have the same effect as a negative vote on this proposal.

Your shares will be voted in accordance with your instructions set forth on the proxy that you return. If your proxy provides no instructions with respect to voting on the election of the Class III directors, voting on the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal year 2008 or voting on approval of the amended and restated Omnibus Stock Plan, your proxy will be voted FOR the election of Garry W. Rogerson and Elizabeth E. Tallett as the Class III directors and FOR the ratification of the appointment of PwC as the Company's independent registered public accounting firm for fiscal year 2008.

Under regulations of the New York Stock Exchange ("NYSE"), brokers who are NYSE member organizations are prohibited from voting in favor of proposals relating to equity compensation plans unless they receive specific instructions from the beneficial owner of the shares to vote in that manner. The Omnibus Stock Plan that is the subject of Proposal Three is an equity compensation plan. Therefore, if your shares are held through a broker who is a NYSE member organization, those shares will be voted FOR approval of the amended and restated Omnibus Stock Plan only if you have provided specific voting instructions to your broker or you vote your shares in favor of that proposal.

Even if you return your proxy, you may revoke or change your proxy at any time prior to the Annual Meeting. You may do this prior to the Annual Meeting by sending to the Company's Secretary (at the Company's address set forth above) a written notice of revocation or a new proxy bearing a later date. You may also revoke your proxy by attending the Annual Meeting and voting in person.

Solicitation of Proxies

The cost of soliciting proxies will be borne by the Company. Copies of solicitation materials will be furnished to banks, brokers, nominees and other fiduciaries and custodians to forward to beneficial owners of the Company's common stock held in their names. The Company will reimburse such persons for their reasonable out-of-pocket expenses in forwarding solicitation materials. In addition to solicitations by mail, some of the Company's directors, officers and other employees, without extra remuneration, might supplement this solicitation by letter, telephone or personal interview. The Company has retained The Altman Group, Inc., 1200 Wall Street West, 3rd Floor, Lyndhurst, New Jersey 07071, to assist with the solicitation of proxies from banks, brokers, nominees and other holders, for a fixed fee of $5,000 plus reasonable out-of-pocket expenses (not expected to exceed $1,000), which fees and expenses will be paid by the Company.

Stockholder Proposals and Nominations

Any stockholder who wishes to submit a proposal to be voted on or to nominate a person for election to the Board of Directors at the Company's annual meeting of stockholders in 2009, and who wishes to have that proposal or nomination set forth in the proxy statement and form of proxy prepared by the Company for that meeting, must notify the Company's Secretary (at the Company's address set forth above) no later than August 23, 2008. Any such notice of a proposal or nomination must include certain information about the proposal or nominee and about the stockholder submitting the proposal or nomination, as required by the Company's By-Laws, and must also meet the requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in the Company's proxy statement or form of proxy.

Any stockholder who wishes to submit a proposal to be voted on or to nominate a person for election to the Board of Directors at the Company's annual meeting of stockholders in 2009 and who is not seeking to have that proposal or nomination included in the proxy statement and form of proxy prepared by the Company for that meeting, must notify the Company's Secretary (at the Company's address set forth above) no earlier than September 18, 2008 and no later than October 18, 2008 (unless the date of the 2009 annual meeting is more than 30 days before or more than 60 days after January 31, 2009, in which case the notice of proposal must be received by the later of October 18, 2008 or the tenth day following the day the Company publicly announces the date of the 2009 annual meeting). The notice of a proposal or nomination must also include certain information about the proposal or nominee and about the stockholder submitting the proposal or nomination, as required by the Company's By-Laws, and must also meet the requirements of applicable securities laws. Proposals or nominations not meeting these requirements will not be presented at the 2009 annual meeting.

For more information regarding stockholder proposals or nominations, you may request a copy of the By-Laws from the Company's Secretary (at the Company's address set forth above). The By-Laws are also posted at the Company's website, www.varianinc.com (click on *Investors*, then on *Corporate Governance*).

Stockholder Communications with the Board

Any stockholder may communicate with the Board of Directors in writing through the Company's Secretary (at the Company's address set forth above), provided that the communication identifies the stockholder and the number and type of securities held by that stockholder. The Secretary reviews such stockholder communications, and forwards them to the Board of Directors unless the Secretary, in consultation with the Chief Executive Officer, determines that the communication is inappropriate for the Board's consideration (for example, if it relates to a personal grievance or is unrelated to the Company's business). The Secretary maintains a permanent written record of all such stockholder communications received by the Secretary. This process was unanimously approved by the Nominating and Governance Committee of the Board of Directors (which is comprised of all of the Board's independent directors).

It is the Company's policy that all members of the Board of Directors are encouraged to attend annual meetings of the Company's stockholders. Five of the six members of the Board of Directors attended the last annual meeting of the Company's stockholders.

PROPOSAL ONE — ELECTION OF DIRECTORS

Board Structure and Nominees

The Board of Directors consists of six members. Four of those directors are deemed "independent" under rules of the Nasdaq Stock Market; the other two directors are the Chairman of the Board (who served as our Chief Executive Officer from 1999 to 2003) and our Chief Executive Officer.

Pursuant to the Company's Restated Certificate of Incorporation, the Board is divided into three classes. Each member of each class is elected for a three-year term and until his or her successor is duly elected and qualified, unless the director dies, resigns, retires, is disqualified or is removed from office.

The Class I directors are Richard U. De Schutter and Allen J. Lauer. Their terms of office will expire at the annual meeting of stockholders in 2009.

The Class II directors are John G. McDonald and Wayne R. Moon. Their terms of office will expire at the annual meeting of stockholders in 2010.

The Class III directors are Garry W. Rogerson and Elizabeth E. Tallett. Their terms of office will expire at the Annual Meeting.

The Board of Directors has nominated Garry W. Rogerson and Elizabeth E. Tallett for election as the Class III directors for terms expiring at the annual meeting of stockholders in 2011 and when their respective successors are elected and qualified. Mr. Rogerson and Ms. Tallett have each stated their willingness to serve if elected, and the Company does not contemplate that either of them will be unable to serve. However, in the event that either Mr. Rogerson or Ms. Tallett subsequently declines or becomes unable to serve, proxies will be voted for such substitute nominee or nominees as shall be designated by the proxy holders in their discretion.

Business Experience of Directors and Nominees

Richard U. De Schutter is the former Executive Chairman, President and Chief Executive Officer of DuPont Pharmaceutical Company, a position he held from 2000 to 2001. He is Chairman of the Board of Incyte Corporation and is also a director of Ecolab Inc. and Smith & Nephew plc. Mr. De Schutter has been a director of the Company since 2001. Age: 67

Allen J. Lauer is Chairman of the Company's Board of Directors, a position he has held since 2002. He served as the Company's Chief Executive Officer from 1999 to 2003. Mr. Lauer is also the non-executive Chairman of the Board of Intermec, Inc. and a director of Immunicon Corporation. He has been a director of the Company since 1999. Age: 70

John G. McDonald is the Stanford Investors Professor of Finance at Stanford University's Graduate School of Business, where he has served on the faculty since 1968. He is also a director of iStar Financial, Inc., Plum Creek Timber Company, Inc., Scholastic Corporation and eight mutual funds managed by Capital Research & Management Co. Mr. McDonald has been a director of the Company since 1999. Age: 70

Wayne R. Moon is the former Chairman of the Board and Chief Executive Officer of Blue Shield of California (a health care company), a position he held from 1993 to 2000. He was Chairman of the Board of RelayHealth Corporation (a web-based health services company) from 2002 to 2006. Mr. Moon is also a director of IntegraMed America, Inc. He has been a director of the Company since 1999, and as Chairman of the Nominating and Governance Committee also serves as the Board's lead independent director. Age: 67

Garry W. Rogerson is the Company's President and Chief Executive Officer, positions he has held since 2002 and 2004, respectively. He served as the Company's Chief Operating Officer from 2002 to 2004, and as Senior Vice President, Scientific Instruments from 2001 to 2002. Mr. Rogerson is the non-executive Chairman of the Board of Coherent, Inc. He has been a director of the Company since 2003. Age: 55

Elizabeth E. Tallett is a Principal of Hunter Partners, LLC (which provides management services to developing life science companies), a position she has held since 2002. She was Chief Executive Officer of Marshall Pharmaceuticals, Inc. (a specialty pharmaceutical company) from 2000 to 2003, and was President and Chief Executive Officer of Dioscor, Inc. (a biopharmaceutical company) from 1996 to 2003. Ms. Tallett is also a director of Coventry Health Care, Inc., Immunicon Corporation, IntegraMed America, Inc., Principal Financial Group and Varian Semiconductor Equipment Associates, Inc. She has been a director of the Company since 1999. Age: 58

Meetings and Committees of the Board

The Board of Directors held eight meetings during fiscal year 2007.

During fiscal year 2007, each director attended at least 75% of all meetings of the Board and committees of the Board of which the director was a member.

The Board of Directors has four standing committees: The Audit Committee; the Compensation Committee; the Nominating and Governance Committee; and the Stock Committee. Each of these committees has a written charter approved by the Board of Directors. These charters, and the Company's Corporate Governance Guidelines, are available at the Company's website, www.varianinc.com (click on *Investors*, then on *Corporate Governance*).

Audit Committee. The Audit Committee is comprised of directors De Schutter (Chairman), McDonald, Moon and Tallett, each of whom qualifies as an independent director and meets the other requirements to serve on the Audit Committee under rules of the Nasdaq Stock Market and SEC regulations. This Committee's primary purpose is to oversee the Company's accounting and financial reporting processes, the annual audits and quarterly reviews of the Company's financial statements and the annual audits of the effectiveness of the Company's internal control over financial reporting. The Audit Committee held eight meetings during fiscal year 2007.

The Company's Board of Directors has determined that Richard U. De Schutter, Chairman of the Audit Committee, qualifies as an "audit committee financial expert" as that term is defined by applicable Securities and Exchange Commission regulations.

Compensation Committee. The Compensation Committee is comprised of directors Tallett (Chairman), De Schutter, McDonald and Moon, each of whom qualifies as an independent director under rules of the Nasdaq Stock Market, as a non-employee director under Rule 16b-3 of the Securities Exchange Act of 1934 and as an outside director under Section 162(m) of the Internal Revenue Code. This Committee's primary responsibilities are to consider and approve all compensation to be paid to and compensatory arrangements with the Company's officers, and to administer the Company's Omnibus Stock Plan, Management Incentive Plan, Employee Stock Purchase Plan and Supplemental Retirement Plan. The Compensation Committee held four meetings during fiscal year 2007.

Nominating and Governance Committee. The Nominating and Governance Committee is comprised of directors Moon (Chairman), De Schutter, McDonald and Tallett, each of whom qualifies as an independent director under rules of the Nasdaq Stock Market. This Committee's primary responsibilities are to (1) make recommendations to the Board of Directors regarding composition of the Board and committees of the Board, (2) identify individuals qualified to become Board members, and recommend to the Board qualified individuals to be nominated for election or appointed to the Board, (3) recommend to the Board the compensation of directors who are not Company officers, (4) develop a succession plan for the Company's Chief Executive Officer, (5) develop and recommend to the Board a process for regular evaluations by the Board of its performance, and (6) establish corporate governance guidelines applicable to the Company. The Chairman of this Committee also serves as the Board's lead independent director. The Nominating and Governance Committee held five meetings during fiscal year 2007.

This Committee regularly assesses the appropriateness of the size of the Board of Directors, and whether any vacancies on the Board are expected due to retirement or otherwise. In the event that a decision is made to increase the size of the Board or a vacancy is expected, the Committee considers potential candidates for director. Candidates may come to the attention of the Committee through current members of the Board, professional search firms, stockholders or others. Candidates are evaluated by the Committee, typically based on a review of available information and interviews of selected candidates by members of the Committee. The Committee typically engages in a series of internal discussions before making final recommendations to the Board.

In evaluating the suitability of individuals to recommend to the Board for nomination for election or appointment as directors, the Committee takes into account many factors, including (but not limited to): the independence requirements of the Nasdaq Stock Market and other governing and regulatory bodies; the individual's understanding of finance and other disciplines relevant to the success of a publicly-traded company; the individual's understanding of the Company's businesses and technologies; and the individual's professional experience. The Committee evaluates each prospective nominee in the context of the Board as a whole, with the objective of recommending nominees who, when considered with the other directors as a group, can best promote the success of the Company, represent stockholder interests and fulfill the Board's legal and fiduciary responsibilities through the exercise of sound judgment, using its diversity of experience. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the Board and its committees.

In recommending to the Board individuals to be nominated for election or appointment as a director, the Committee will consider individuals recommended by stockholders. A stockholder may recommend an individual for the Committee's consideration by submitting that person's name and qualifications (along with the contact information for that individual, the consent of the individual to be considered, the identity of the stockholder and the number and type of securities held by the stockholder) to the Company's Secretary (at the Company's address set forth above). The Committee will evaluate individuals recommended by stockholders using the same factors and following the same process as used by the Committee in evaluating other individuals.

Stock Committee. The Stock Committee is comprised of directors Rogerson (Chairman) and Lauer. This Committee approves, establishes the terms of and administers nonqualified stock options and restricted shares granted under the Company's Omnibus Stock Plan and administers the Company's Employee Stock Purchase Plan, in each case with respect to eligible participants who are not officers of the Company. The Stock Committee held four meetings during fiscal year 2007.

Director Compensation

Cash Compensation. Each director (other than the Chairman of the Board) who is not a Company employee is paid an annual retainer fee of $40,000. Each non-employee director (other than the Chairman of the Board) is also paid $2,000 for each Board meeting attended and $1,500 for each committee meeting attended. The director who chairs the Audit Committee of the Board is paid an additional annual chair fee of $20,000, and the directors who chair the Compensation Committee and the Nominating and Governance Committee of the Board are each paid an additional annual chair fee of $10,000. The non-employee Chairman of the Board is paid an annual retainer fee of $120,000; he is not paid any other annual retainer, chair or meeting attendance fees.

Under the Company's Omnibus Stock Plan, each director who is not a Company employee may elect to receive, in lieu of all or a portion of the cash retainer, chair or meeting fees described above, shares of the Company's common stock or stock units based on the fair market value of the Company's common stock on the date the fees would have been paid. Stock units vest upon termination of the director's service on the Board of Directors (although the Board may adopt procedures permitting the issuance of such shares to be deferred by a director to a date following the termination of the director's service), and are then satisfied by issuance of shares of the Company's common stock.

Stock Options. Under the Company's Omnibus Stock Plan, each director who is not a Company employee, upon initial appointment or election to the Board, is granted a nonqualified stock option to acquire 10,000 shares of the Company's common stock, and annually thereafter (for so long as he or she continues to serve as a non-employee director) is granted a nonqualified stock option to acquire 5,000 shares of the Company's common stock. All such stock options are granted with an exercise price equal to the fair market value of the Company's common stock on the grant date, are immediately vested and have a ten-year term.

Under the Plan, the non-employee director who is Chairman of the Board, upon initial appointment as Chairman, is granted a nonqualified stock option to acquire 50,000 shares of the Company's common stock. While serving as Chairman, he or she does not receive the annual stock option to acquire 5,000 shares. The stock option for 50,000 shares is granted with an exercise price equal to the fair market value of the Company's stock on the grant date, is immediately vested and has a ten-year term.

On November 8, 2007, the Board approved the following changes to stock options granted to non-employee directors, subject to stockholder approval of the amended and restated Omnibus Stock Plan (see *Proposal Three* beginning on page 11):

- Instead of vesting immediately upon grant, the initial nonqualified stock option for 10,000 shares to a new non-employee director would vest in equal installments over three years, assuming continued service as a director;
- Instead of being granted annually a stock option for 5,000 shares, non-employee directors would be granted annually a stock option for 4,000 shares;
- Instead of receiving an initial nonqualified stock option for 50,000 shares, a new non-employee Chairman of the Board would receive an initial nonqualified stock option for 20,000 shares (which option would vest in equal installments over three years, assuming continued service as a director) and would continue to receive annually a stock option for 4,000 shares; and
- The Board of Directors would have discretion to amend the Plan to reduce the amount of the stock options to be granted initially or annually to the non-employee directors or the non-employee Chairman of the Board.

Deferred Stock Units. Under the Company's Omnibus Stock Plan, each director who is not a Company employee, annually for so long as he or she continues to serve as a non-employee director, is also granted stock units with an initial value equal to $25,000 (rounded up to the nearest whole share), based on the fair market value of the Company's common stock on the grant date. The stock units vest upon termination of the director's service on the Board of Directors (although the Board may adopt procedures permitting the issuance of such shares to be deferred by a director to a date following the termination of the director's service), and are then satisfied by issuance of shares of the Company's common stock.

On November 8, 2007, the Board approved the following changes to stock units granted to non-employee directors, subject to stockholder approval of the amended and restated Omnibus Stock Plan:

- Instead of receiving annual stock units with an initial value equal to $25,000, non-employee directors would receive annual stock units with an initial value equal to $45,000; and
- The Board of Directors would have discretion to amend the Plan to reduce the amount of the stock units to be granted to non-employee directors.

Reimbursements. Each director is reimbursed for all reasonable out-of-pocket expenses that such director and his or her spouse incurs attending Board meetings and functions.

The following table shows compensation of our non-employee directors for fiscal year 2007. Mr. Rogerson, because he is a Company employee, receives no compensation for his services as a director, and is therefore not shown in this table.

Director Compensation
Fiscal Year 2007

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)[1]	Option Awards ($)[1]	Total ($)
Allen J. Lauer	$120,000	$25,016	$87,580	$232,596
Richard U. De Schutter	$101,500	$25,016	$87,580	$214,096
John G. McDonald	$ 81,500	$25,016	$87,580	$194,096
Wayne R. Moon	$ 91,500	$25,016	$87,580	$204,096
Elizabeth E. Tallett	$ 91,500	$25,016	$87,580	$204,096

(1) These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2007, in accordance with FAS 123(R), for deferred stock units and stock options granted in fiscal year 2007 under the Company's Omnibus Stock Plan. The assumptions used to calculate the value of these stock units and stock options are set forth in Note 14 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

Amounts reported in the column *Stock Awards* represent the expense recognized under FAS 123R (which is also the grant-date fair value) for 463 shares of deferred stock units that were granted on February 2, 2007, which stock units will vest and result in the issuance to the director of an equivalent number of shares of the Company's common stock upon the director's termination of service as a director. The full value of these stock units are recognized as expense in the year of grant because a director may resign as a director at any time and thus cause the stock units to then vest. The directors' aggregate holdings of stock units (all of which were unvested) as of the end of fiscal year 2007 were as follows:

Allen J. Lauer	1,744 shares
Richard U. De Schutter	1,744 shares
John G. McDonald	1,744 shares
Wayne R. Moon	1,744 shares
Elizabeth E. Tallett	1,744 shares

Amounts reported in the column *Option Awards* represent the expense recognized under FAS 123R (which is also the grant-date fair value) for an option to purchase 5,000 shares of the Company's common stock that was granted on February 2, 2007, which option has an exercise price of $54.03 per share (the fair market value per share on the date of grant), was fully vested on the date of grant and has a ten-year term. The full grant-date fair value of these stock options are recognized as expense in the year of grant because they are fully vested upon grant. The directors' aggregate holdings of stock options (all of which were vested) as of the end of fiscal year 2007 were as follows:

Allen J. Lauer	25,000 shares
Richard U. De Schutter	40,000 shares
John G. McDonald	52,738 shares
Wayne R. Moon	40,000 shares
Elizabeth E. Tallett	52,738 shares

Director Stock Ownership Guideline

The Board has adopted a stock ownership guideline for directors (which is set forth in the Company's Corporate Governance Guidelines). Under this guideline, each non-employee director should own shares of the Company's common stock or stock units with an aggregate market value equal to three times his or her annual cash retainer. Current directors have until February 2009 (five years from when this guideline was first adopted) to reach this stock ownership position. New directors will have five years from their initial appointment or election as a director to reach this stock ownership position. All directors currently meet this stock ownership guideline.

The Board of Directors recommends that you vote FOR the election of Mr. Rogerson and Ms. Tallett as the Class III directors.

PROPOSAL TWO — RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company is asking stockholders to ratify the Audit Committee's appointment of PricewaterhouseCoopers LLP ("PwC") as the Company's independent registered public accounting firm for fiscal year 2008. The Board is requesting stockholder ratification of the appointment of PwC, which is not required by the Company's By-Laws or otherwise, because the Board has decided that it is a good governance practice to do so. No determination has been made as to what action the Board of Directors or the Audit Committee would take if stockholders fail to ratify the appointment of PwC. Even if stockholders do ratify the appointment of PwC, the Audit Committee retains discretion to at any time appoint a different independent registered public accounting firm if the Committee concludes that doing so would be in the best interests of the Company's stockholders.

PwC served as the Company's independent registered public accounting firm for fiscal year 2007. A representative of PwC is expected to attend the Annual Meeting, will have an opportunity to make a statement if he so desires and will be available to respond to appropriate questions from stockholders.

Fees Paid to PwC

Provided below are amounts billed (both fees and out-of-pocket expense reimbursements) to the Company by PwC for professional services provided to the Company for fiscal years 2007 and 2006.

	Fiscal Year 2007	Fiscal Year 2006
Audit Fees	$2,155,031	$2,351,103
Audit-Related Fees	$ 185,018	$ 68,572
Tax Fees	$ 329,421	$ 434,484
All Other Fees	$ 31,100	$ 20,593
Total Fees	$2,700,570	$2,874,752

Audit Fees. Consists of fees billed to the Company for professional services rendered by PwC for the audits of the Company's annual financial statements and assessments relating to the effectiveness of the Company's internal control over financial reporting, the reviews of the Company's quarterly financial statements and services that are normally provided by PwC in connection with statutory and regulatory filings or engagements.

Audit-Related Fees. Consists of fees billed to the Company for financial accounting and reporting services, acquisition-related services and license fees for proprietary PwC software products, in each case rendered or provided by PwC and that were reasonably related to the performance of audits or reviews of the Company's financial statements but not included in the audit fees reported above.

Tax Fees. Consists of fees billed to the Company for U.S. federal, state and local tax planning, advice and compliance services, international tax planning, advice and compliance services, transfer pricing services and tax audit and appeal services, in each case rendered by PwC.

All Other Fees. Consists of fees billed to the Company for professional services rendered by PwC that are not included in the services reported above, which services related to governmental grant and subsidized loan program services.

Audit Committee Policies and Procedures on Pre-Approval of Audit, Audit-Related and Permissible Non-Audit Services. The Audit Committee has adopted policies and procedures requiring that the Company obtain the Committee's pre-approval of all audit, audit-related and permissible non-audit services to be provided by PwC as the Company's independent registered public accounting firm. Pre-approval is generally granted on a fiscal year basis, is detailed as to the particular service or category of services to be provided and is granted after consideration of the estimated fees for each service or category of service. Actual fees and any changes to estimated fees for pre-approved services are reported to the Committee on a quarterly basis. All services provided by PwC in fiscal years 2007 and 2006 were pre-approved by the Committee pursuant to these policies and procedures.

The Board of Directors recommends that you vote FOR the ratification of the appointment of PricewaterhouseCoopers LLP as the Company's independent registered public accounting firm for fiscal year 2008.

PROPOSAL THREE — APPROVAL OF AMENDED AND RESTATED OMNIBUS STOCK PLAN

Summary

The Company's stockholders are being asked to approve an amended and restated Omnibus Stock Plan (the "Plan"). If approved, the Plan would:

- Increase by 600,000 (from 250,000 to 850,000) the aggregate number of shares that may be granted or issued under the Plan as restricted stock, performance units, performance shares or stock units — referred to as "full-value" shares;
- Eliminate the ability to automatically grant "reload options" under the Plan; and
- Change the amounts and terms of stock options and stock units granted automatically to non-employee directors (and allow the Board of Directors to reduce those awards).

Stockholders are not being asked to increase the total number of shares of stock that may be issued under the Plan. Rather, stockholders are being asked to permit more of the shares already approved by stockholders to be issued as full-value shares. The Board of Directors is seeking to be able to grant more full-value shares so that it can continue to use the Plan to attract, retain, motivate and reward key employees. The Company's most valuable asset is its employees. Stock-related awards are vital to the Company's ability to attract and retain highly qualified employees in the competitive labor markets in which the Company competes. Stock-related awards are also crucial to the Company's ability to motivate employees to achieve the Company's goals and to reward them for increasing stockholder value.

Other than as described above, the Company is not proposing to amend the Plan in any material respect.

The Company's executive officers and directors have an interest in this proposal because they are eligible to receive awards under the Plan.

Total Shares Available Under the Plan

The Plan as amended and restated would not increase the number of shares of common stock reserved for issuance under the Plan.

The Plan was first adopted effective as of the date of the Company's spin-off from Varian Associates, Inc. ("VAI") on April 2, 1999. In approving that spin-off, VAI's stockholders also approved the initial Plan and reserved for awards thereunder of 4,200,000 shares *plus* however many shares were necessary for stock options required to be granted by the Company to (a) VAI employees and directors who became employees or directors of the Company as part of the spin-off, (b) VAI employees whose employment with VAI terminated as part of the spin-off transaction, and (c) VAI directors who did not become directors of the Company, in each case to replace options previously granted by VAI to those employees and directors to acquire VAI shares ("Replacement Options"). Those Replacement Options were required to have the same economic value as the VAI-granted stock options they replaced. As a result, Replacement Options to acquire 4,512,020 shares of the Company's stock were required to be granted as a result of the spin-off.

On February 7, 2002, the Company's stockholders approved an amendment of the Plan increasing by 1,000,000 the number of shares authorized for issuance under the Plan, thus increasing the number of shares authorized for issuance to 5,200,000 plus however many shares were necessary for Replacement Options.

On February 3, 2005, the Company's stockholder approved another amendment of the Plan increasing by 5,000,000 the number of shares authorized for issuance under the Plan, thus increasing the number of shares authorized for issuance to 10,200,000 plus however many shares were necessary for Replacement Options.

As of September 28, 2007, 1,903,063 shares were subject to outstanding nonqualified stock options, restricted stock and stock units, and 4,497,985 shares were available for future awards.

Full-Value Shares Available Under the Plan

The existing Plan contains a limit on the aggregate number of full-value shares — restricted stock, performance units, performance shares and stock units — that may be granted under the Plan. That limit is 250,000 shares. The Plan as amended and restated would increase this limit by 600,000, to a new limit of 850,000 shares.

As of September 28, 2007, a total of 121,551 shares of restricted stock and stock units had been granted under the Plan. The Committee subsequently approved granting a total of 78,750 shares of restricted stock and performance shares. A total of 49,699 shares therefore remain available for future grants of restricted stock, stock units, performance shares and performance units.

The Board of Directors believes that the number of full-value shares available for issuance under the Plan is insufficient to serve the Plan's purposes. It therefore believes that the Plan amendment increasing the limit on full-value shares is essential to the Company's continued success and is in the best interests of the Company and its stockholders.

Other Proposed Changes

In addition to increasing the aggregate number of restricted stock, performance shares, performance units and stock units available for grant under the Plan from 250,000 to a total of 850,000 shares, the Board of Directors amended the Plan, subject to stockholder approval, to:

- Eliminate the ability to automatically grant "reload options" under the Plan (no reload options have ever been issued under the Plan);
- Change the amounts and terms of stock options and stock units granted automatically to non-employee directors (and allow the Board of Directors to reduce those awards); and
- Specify that awards under the Plan be designed to comply with final regulations under Section 409A of the Internal Revenue Code, unless the Committee expressly determines otherwise.

Description of the Plan

The following paragraphs provide a summary of the principal features of the Plan and its operation. The following summary is qualified in its entirety by reference to the Plan document. The Plan document is attached as Exhibit A to this Proxy Statement.

Purpose of the Plan

The Plan is intended to promote the long-term success of the Company and increase stockholder value by attracting, retaining, motivating and rewarding highly-qualified employees, as well as non-employee directors. The Plan also is intended to closely align the interests of Plan participants with the interests of stockholders.

Administration of the Plan

The Committee administers the Plan. Members of the Committee must qualify as non-employee directors under Rule 16b-3 of the Securities Exchange Act of 1934 and as outside directors under Section 162(m) of the Internal Revenue Code (so that the Company can receive a federal tax deduction for certain compensation paid under the Plan).

Subject to the terms of the Plan, the Committee has sole discretion to select the employees who will receive awards, determine the terms and conditions of awards (for example, the exercise price and vesting schedule), and interpret the provisions of the Plan. The Board of Directors has, however, delegated authority to the Stock Committee of the Board (currently comprised of directors Lauer and Rogerson) to grant options and restricted stock to non-officer employees, subject to per individual and aggregate per year limitations.

If an award expires or is cancelled without having been fully exercised or vested, the unvested or cancelled shares generally will be returned to the available pool of shares. Also, if the Company experiences a stock dividend, reorganization or other change in its capital structure, the Committee may adjust the number of shares available under the Plan, the formula for granting non-employee director options, the outstanding options and other awards, and the per person and plan limits on grants, as appropriate to reflect the stock dividend or other change. However, other than for these typical adjustments to reflect stock dividends and other corporate events, stockholder consent is required to re-price any outstanding stock options or to implement a program whereby previously-granted awards are surrendered or cancelled in exchange for awards (or cash) that have a lower exercise price or greater economic value.

Eligibility to Receive Awards

The Committee selects the employees who will be granted awards under the Plan. The actual number of individuals who will receive an award cannot be determined in advance because the Committee has discretion to select the participants. As of September 28, 2007, the Company had approximately 3,900 employees.

Non-employee directors are not eligible to receive discretionary grants under the Plan. Instead, they are automatically granted a pre-determined number of nonqualified stock options and stock units each year that they serve on the Board (although if approved by stockholders, the Plan would permit the Board to reduce these pre-determined numbers of stock options and stock units).

Types of Awards

The Committee is allowed to grant six types of awards under the Plan: (1) stock options, (2) stock appreciation rights, (3) restricted stock, (4) performance shares, (5) performance units, and (6) stock units. To date, the Committee has granted nonqualified stock options, restricted stock, performance shares and stock units under the existing Plan. The Committee currently intends to continue granting only those types of awards, but believes that it must maintain flexibility to grant other types of equity compensation awards in order to compete successfully for talented employees and directors and given the changing regulatory environment for equity compensation awards.

Stock Options. A stock option is the right to acquire shares of the Company's common stock at a fixed exercise price for a fixed period of time. Under the Plan, the Committee may grant nonqualified stock options and/or incentive stock options (which entitle employees, but not the Company, to more favorable tax treatment). Under the Plan, no one individual may be granted stock options covering more than 500,000 shares in any one fiscal year.

Under the terms of the Plan, the exercise price of each stock option is set by the Committee but cannot be less than 100% of the fair market value on the grant date of the Company's stock. An exception is made for options that the Company grants in substitution for options held by employees of companies that the Company acquires (in which case the exercise price preserves the economic value of the employee's cancelled stock option from his or her former employer).

An option cannot be exercised until it becomes vested. The Committee establishes the vesting schedule at the time the option is granted. Vesting generally requires continued employment by the participant for a period of time. Stock options expire after a maximum of ten years (potentially 13 years if the participant dies).

The exercise price of each option must be paid in full at the time of exercise. Payment may be made in cash or, if the Committee permits, in shares of the Company's common stock that are already owned by the participant or by any other means that provides legal consideration for the shares and is consistent with the Plan's purpose.

Stock Appreciation Rights. Stock appreciation rights ("SARs") are awards that give the participant the right to receive an amount equal to (1) the number of shares exercised, multiplied by (2) the amount by which the Company's stock price exceeds the exercise price. The exercise price cannot be less than 100%

of the stock's fair market value on the grant date. An SAR may be exercised only if it becomes vested based on the vesting schedule established by the Committee. SARs expire under the same rules that apply to options. Under the Plan, no one individual may be granted SARs covering more than 500,000 shares in any one fiscal year. No SARs have been granted under the Plan, and the Committee does not currently expect to grant any in the future.

Restricted Stock. Restricted stock awards are shares of common stock that vest based on a schedule established by the Committee (generally requiring continued employment by the participant for a period of time). Assuming the Plan is approved by stockholders, no more than 850,000 shares of restricted stock (and/or performance shares, performance units and/or stock units) may be granted under the Plan (to any one person or in total to all recipients). Previously, this limit was 250,000 shares.

Performance Shares. Performance share awards result in a delivery of shares to the participant if performance goals and/or other vesting criteria established by the Committee are achieved or satisfied. Assuming the Plan is approved by stockholders, no more than 850,000 shares of performance shares (and/or restricted stock, performance units and/or stock units) may be granted under the Plan (to any one person or in total to all recipients). Previously, this limit was 250,000 shares.

Performance Units and Stock Units. Performance shares, performance units and stock units result in a payment to the participant in cash or shares if the performance goals or other vesting criteria established by the Committee are achieved or satisfied. No performance units or stock units have been granted under the Plan (except for stock units granted automatically to non-employee directors), and the Committee does not currently expect to grant any to employees. In any event, no more than 850,000 shares of performance shares, performance units, stock units and/or restricted stock may be granted under the Plan (to any one person or in total to all recipients). Previously, this limit was 250,000 shares.

Non-Employee Director Stock Options and Stock Units. Under the Plan, non-employee directors will receive automatic and non-discretionary annual grants of nonqualified stock options and stock units. Non-employee directors are not eligible for any other awards under the Plan.

Each new non-employee director is granted a stock option for 10,000 shares on the date he or she first becomes a director. Thereafter, each non-employee director will be automatically granted an option for 4,000 shares on the first business day following each annual meeting of stockholders for so long as he or she continues to serve as a non-employee director. This annual grant was previously for 5,000 shares.

Under the Plan (if approved by stockholders), a non-employee director who serves as Chairman of the Board will be granted a stock option for 20,000 shares on the date that he or she becomes Chairman, and thereafter will be granted the same annual stock option for 4,000 shares that is granted to other non-employee directors. This initial grant to a non-employee Chairman of the Board was previously for 50,000 shares, which was in lieu of any subsequent annual stock option grant while serving as Chairman.

All stock options granted annually to non-employee directors are fully vested and exercisable upon grant. If the Plan is approved by stockholders, the initial grants for 10,000 shares to a new non-employee director and for 20,000 shares to a new non-employee Chairman of the Board will vest in equal installments over three years, assuming continued service as a director. Previously, these initial grants fully vested on the date of grant.

All of these stock options granted to non-employee directors generally expire no later than ten years after grant. However, an option may terminate even sooner if a director leaves the Board before the option's normal expiration date. If the director leaves due to death, disability, resignation before completion of his or her Board term, or completion of his or her Board term, he or she will have three years following the date of such termination of service to exercise the option. If the director leaves the Board for any other reason, he or she will have one month to exercise the option. However, the option may not be exercised later than the original expiration date (except in the event of death, in which case an option may be exercised for up to three years from the date of death without regard to the original expiration date of the option). Under the current Plan, a stock option is only exercisable for one month following a director's resignation prior to completion of his or her term and for three months following a director's termination of service for any reason other than death, disability, resignation or retirement.

If the Plan is approved by stockholders, each non-employee director will also be granted stock units with an initial value equal to $45,000 (based on the fair market value of the Company's common stock on the grant date) on the first business day following each annual meeting of stockholders for so long as he or she continues to serve as a non-employee director. Previously, the Plan provided for an initial value equal to $25,000. These stock units vest upon termination of the director's service on the Board of Directors, and are then satisfied by issuance of shares of the Company's common stock. The Board may adopt procedures permitting the issuance of such shares to be deferred by a director to a date following the termination of the director's service.

Limited Transferability of Awards

Awards granted under the Plan may not be sold, transferred, pledged or assigned other than by will or under applicable laws of descent and distribution.

Awards under the Plan

Except for the grants made automatically to non-employee directors, awards under the Plan are made at the discretion of the Committee. It is therefore not possible to determine the benefits that will be received by executive officers and other employees in fiscal year 2008 (or any other year) if the Plan is approved by stockholders. However, the table below sets forth the nonqualified stock options, restricted shares and performance shares granted to date in fiscal year 2008 by the Committee to executive officers and employees. Grants under the Plan to non-employee directors are made pursuant to automatic, non-discretionary provisions in the Plan, and it is therefore possible to determine the benefits that those directors are likely to receive under the Plan in fiscal year 2008. Accordingly, the table also shows the grants of nonqualified stock options that will be granted in fiscal year 2008 to non-employee directors under the automatic provision of the Plan (subject to stockholder approval).

Plan Benefits

Name and Position	Nonqualified Stock Options (#)[1]	Restricted Shares (#)[2]	Performance Shares (#)[3]	Stock Units (#)
Garry W. Rogerson President and Chief Executive Officer	45,000	15,000	15,000	0
G. Edward McClammy Senior Vice President, Chief Financial Officer and Treasurer	16,000	5,000	5,000	0
Martin O'Donoghue Senior Vice President, Scientific Instruments	25,000	5,000	5,000	0
Sergio Piras Senior Vice President, Vacuum Technologies	12,750	4,000	4,000	0
A. W. Homan Senior Vice President, General Counsel and Secretary	16,000	5,000	5,000	0
Executive Officers as a Group	122,250	36,250	36,500	0
Non-Employee Directors as a Group	20,000[4]	Not eligible	Not eligible	Not determinable[5]
Non-Executive Officer Employees as a Group	133,300	6,000	0	0

(1) Except in the case of the non-employee directors, these stock options were granted on December 7, 2007 with an exercise price equal to the per share closing price of the Company's common stock on that grant date (which was $69.44), will become exercisable (assuming continued employment) in three equal installments over three years from the grant date, and will expire ten years from the grant date.

PROXY STATEMENT

(2) These restricted shares were granted on December 7, 2007 and will vest (assuming continued employment) in three equal installments over three years from the grant date. Based on the $69.44 per share closing price of the Company's common stock on December 7, 2007, these restricted shares had the following fair market values on that date: Mr. Rogerson, $1,041,600; Mr. McClammy, $347,200; Mr. O'Donoghue, $347,200; Mr. Piras, $277,760; Mr. Homan, $347,200; and all executive officers as a group, $2,517,200.

(3) Reflects the targeted number of performance shares that will vest after fiscal year 2010 if the targeted level of earnings per share is achieved in fiscal year 2010, assuming the executive officer is still actively employed by the Company on the date following fiscal year 2010 that the Committee determines the actual performance relative to that performance goal. Based on the $69.44 per share closing price of the Company's common stock on December 7, 2007, these performance shares had the following fair market values on that date: Mr. Rogerson, $1,041,600; Mr. McClammy, $347,200; Mr. O'Donoghue, $347,200; Mr. Piras, $277,760; Mr. Homan, $347,200; and all executive officers as a group, $2,534,560.

(4) Pursuant to the current Plan's automatic, non-discretionary provision, each non-employee director was granted on February 2, 2007 an option to acquire 5,000 shares. Under the terms of the Plan as amended (if approved by stockholders), each non-employee director will receive an automatic, non-discretionary grant of an option to acquire 4,000 shares of the Company's common stock on the first business day following the Annual Meeting.

(5) Pursuant to the current Plan's automatic, non-discretionary provision, each non-employee director was granted stock units with an initial value of $25,000 on February 2, 2007 (based on the fair market value of the Company's common stock on that date). Under the terms of the Plan as amended (if approved by stockholders), each non-employee director will receive an automatic, non-discretionary grant of a stock units with an initial value equal to $45,000 (based on the fair market value of the Company's common stock on the grant date), which grant will be made the first business day following the Annual Meeting. Therefore, the number of shares of stock units cannot be determined prior to that grant date.

Federal Tax Aspects

The following is a summary of the general federal income tax consequences to U.S. taxpayers and the Company of awards granted under the Plan. Tax consequences for any particular individual may be different.

Nonqualified Stock Options and Stock Appreciation Rights. No taxable income is reportable when a non-qualified stock option or a stock appreciation right is granted. Upon exercise, the recipient will have ordinary income equal to the fair market value of the shares on the exercise date minus the exercise price. Any additional gain or loss upon the disposition of the stock will be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonqualified stock options). If the recipient exercises the option and then sells the shares more than two years after the grant date and more than one year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the recipient exercises the option and sells the shares before the end of the two- or one-year holding periods, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Restricted Stock, Performance Units, Performance Shares and Stock Units. A recipient of restricted stock, performance units or performance shares will not have taxable income upon grant, except that in the case of restricted stock only he or she may elect to be taxed at the time of grant. Instead, he or she will have ordinary income at the time of vesting or payment equal to the fair market value on the vesting date of the shares (or cash) received minus any amount paid for the shares.

Section 409A. Section 409A of the Internal Revenue Code imposes strict requirements on non-qualified deferred compensation arrangements. These include requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or after the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form of distribution after the compensation has been deferred. For certain individuals who are executive officers, in certain circumstances Section 409A may require that distributions commence no earlier than six months after such executive officer's separation from service.

Some awards granted under the Plan may have a deferral feature that will cause them to be covered by Section 409A. If an award is covered by Section 409A but fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award as soon as the amounts are vested, even if this is prior to the recipient's receipt of the vested amounts. Also, if an award that is subject to Section 409A fails to comply with Section 409A's provisions, Section 409A imposes an additional 20% income tax as well as interest penalties. Unless otherwise expressly determined by the Committee, any awards under the Plan that are covered by Section 409A will be intended to comply fully with the requirements of Section 409A.

Tax Effect for the Company. The Company generally will receive a tax deduction for any ordinary income recognized by a participant from an award under the Plan (for example, the exercise of a nonqualified stock option). Special rules limit the deductibility of compensation paid to the Chief Executive Officer and to each of the three other most highly compensated executive officers. Under Section 162(m) of the Internal Revenue Code, the annual compensation paid to each of these executives may not be deductible to the extent that it exceeds $1,000,000. However, the Company is able to preserve the deductibility of compensation over $1,000,000 if the conditions set forth in Section 162(m) are met. These conditions include stockholder approval of the Plan, setting limits on the number of awards that any individual may receive and, for awards other than options, establishing performance criteria that must be met before the award will vest or be paid. The Plan has been designed to permit the Committee to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m).

In granting an award, the Committee may provide that the award will be earned, or will vest, only upon the achievement of objectives for one or more of: earnings before interest and taxes (EBIT); earnings before interest, taxes and acquisition-related intangible amortization (EBITA); earnings before interest, taxes, depreciation and amortization (EBITDA); earnings per share; net income; operating cash flow; return on assets; return on equity; return on sales; revenue; and stockholder return. Each of these performance measures is defined in the Plan. These are the same performance measures that the Committee may use under the Company's Management Incentive Plan, as approved by stockholders at their annual meeting in February 2004.

Amendment and Termination of the Plan

The Board of Directors may amend or terminate the Plan at any time and for any reason.

Summary

The Board of Directors believes that approval of the amended and restated Plan is essential for the Company to compete for highly qualified employees in the competitive labor markets in which it operates. Stock-related awards constitute an important incentive for key employees and directors and help attract, retain, motivate and reward people whose skills and performance are critical to the Company's success.

Required Approval

The Board of Directors adopted the Plan subject to approval of the Company's stockholders. Approval of the Plan requires the affirmative vote of a majority of shares that are present in person or by proxy at the Annual Meeting. If stockholders approve the Plan, it will be implemented immediately. If stockholders do not approve the Plan, awards previously granted by the Company will remain valid and outstanding, and the Company will continue to use the prior version of the Plan.

The Board of Directors recommends that you vote FOR approval of the amended and restated Varian, Inc. Omnibus Stock Plan.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 28, 2007 regarding the shares of the Company's common stock that may be issued upon the exercise of options, warrants and rights under the Company's equity compensation plans, which are the Omnibus Stock Plan and the Employee Stock Purchase Plan.

Plan Category	(a) Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders:			
Omnibus Stock Plan	1,791,513	$38.24	4,497,985[1]
Employee Stock Purchase Plan	0[2]	—	267,282
Equity Compensation Plans Not Approved by Stockholders	N/A	N/A	N/A
Total	1,791,513	$38.24	4,765,267

(1) Represents shares available for issuance pursuant to stock options, stock appreciation rights, restricted stock, performance unit or performance share awards and stock units. As of September 28, 2007, 127,485 shares in the aggregate were available for issuance pursuant to restricted stock, performance units, performance shares or stock units.

(2) Does not include 19,747 shares issued to participants in the Employee Stock Purchase Plan on October 1, 2007 under the terms of that Plan. These shares are not reflected in the table because the amount of shares to be purchased on October 1, 2007 was not determinable as of September 28, 2007.

PROXY STATEMENT

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table shows certain information as of December 7, 2007 regarding beneficial ownership of the Company's common stock by (a) each person who, to the Company's knowledge, beneficially owned more than five percent of the outstanding shares of the Company's common stock as of that date, (b) each of the executive officers named in the *Summary Compensation Table* on page 32, (c) each of the Company's directors and director nominees, and (d) all executive officers, directors and director nominees as a group.

Name and Address (if applicable) of Beneficial Owner	Amount and Nature of Beneficial Ownership[1]	Percent of Outstanding Shares[2]
Barclays Global Investors U.K. Holdings Limited 1 Churchill Place, Canary Wharf, London, England	2,583,234[3]	8.48%
The Goldman Sachs Group, Inc. 85 Broad Street, New York, NY 10004	1,745,279[4]	5.73%
Harris Associates L.P. 2 North LaSalle Street, Suite 500, Chicago, IL 60602-3790	1,649,400[5]	5.41%
Garry W. Rogerson President and Chief Executive Officer, Director, Nominee	291,774[6]	—
G. Edward McClammy Senior Vice President, Chief Financial Officer and Treasurer	121,713[7]	—
Martin O'Donoghue Senior Vice President, Scientific Instruments	91,443[8]	—
Sergio Piras Senior Vice President, Vacuum Technologies	57,427[9]	—
A. W. Homan Senior Vice President, General Counsel and Secretary	26,923[10]	—
Allen J. Lauer Chairman of the Board	117,434[11]	—
Richard U. De Schutter Director	53,744[12]	—
John G. McDonald Director	58,482[13]	—
Wayne R. Moon Director	46,351[14]	—
Elizabeth E. Tallett Director, Nominee	55,582[15]	—
All Executive Officers, Directors and Director Nominees as a Group (11 persons)	966,522[16]	3.10%

(1) For purposes of this table, a person or group of persons is deemed to have beneficial ownership of shares of the Company's common stock which such person or group has the right to acquire on or within 60 days after December 7, 2007. Unless otherwise indicated, to the Company's knowledge the person named has sole voting and investment power, or shares voting and/or investment power with such person's spouse, with respect to all shares beneficially owned by that person.

(2) The percentage of outstanding shares is based on the 30,473,165 shares outstanding on December 7, 2007. However, for purposes of computing the percentage of outstanding shares of common stock beneficially owned by each person or group of persons, any shares which such person or group of persons has a right to acquire on or within 60 days of December 7, 2007 are deemed to be outstanding, but are not deemed to be outstanding for the purpose of computing the percentage of beneficial ownership of any other person. The percentage of outstanding shares of the Company's common stock is only reported to the extent it exceeds one percent of the shares of the Company's common stock outstanding on December 7, 2007.

PROXY STATEMENT

(3) As of September 30, 2007, based on a Schedule 13F Holdings Report filed with the Securities and Exchange Commission on November 13, 2007 reporting defined investment discretion as to all of such shares, sole voting authority as to 2,361,722 of such shares, and no voting authority as to 221,512 of such shares.

(4) As of September 30, 2007, based on a Schedule 13F Holdings Report filed with the Securities and Exchange Commission on November 13, 2007 reporting defined investment discretion as to 1,683,908 of such shares, sole voting authority as to 1,533,454 of such shares, shared voting authority as to 61,371 of such shares, and no voting authority as to 150,454 of such shares.

(5) As of September 30, 2007, based on a Schedule 13F Holdings Report filed with the Securities and Exchange Commission on November 6, 2007 reporting sole investment discretion and shared voting authority as to all of such shares.

(6) Includes (a) 37,666 shares of restricted stock granted under the Omnibus Stock Plan, (b) 227,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, and (c) 26,442 shares held in a trust of which Mr. Rogerson is co-trustee with his wife.

(7) Includes (a) 12,800 shares of restricted stock granted under the Omnibus Stock Plan, (b) 95,667 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, and (c) 6,380 shares held in a trust of which Mr. McClammy is co-trustee with his wife.

(8) Includes (a) 12,800 shares of restricted stock granted under the Omnibus Stock Plan, and (b) 72,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan.

(9) Includes (a) 10,066 shares of restricted stock granted under the Omnibus Stock Plan, and (b) 16,668 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan.

(10) Includes (a) 12,800 shares of restricted stock granted under the Omnibus Stock Plan, (b) 6,667 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of a stock option granted under the Omnibus Stock Plan, and (c) 7,456 shares held in a trust of which Mr. Homan is co-trustee with his wife.

(11) Includes (a) 25,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, (b) 1,744 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 90,690 shares held in a trust of which Mr. Lauer is co-trustee with his wife.

(12) Includes (a) 40,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, and (b) 1,744 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan.

(13) Includes (a) 52,738 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, (b) 1,744 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 2,000 shares held in a trust of which Mr. McDonald is co-trustee with his wife.

(14) Includes (a) 40,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, (b) 1,744 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan, and (c) 4,607 shares held in a trust of which Mr. Moon is the sole trustee.

(15) Includes (a) 50,000 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, and (b) 1,744 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan.

(16) Includes (a) 91,215 shares of restricted stock granted under the Omnibus Stock Plan, (b) 663,074 shares which may be acquired on or within 60 days of December 7, 2007 by exercise of stock options granted under the Omnibus Stock Plan, (c) 8,720 shares that may be acquired on or within 60 days of December 7, 2007 pursuant to stock units granted under the Omnibus Stock Plan, and (d) certain shares as to which voting and/or investment power is shared (see certain of the foregoing footnotes).

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires that the Company's directors and executive officers, and persons who own more than ten percent of the Company's common stock, file with the Securities and Exchange Commission reports of their beneficial ownership and changes in beneficial ownership of Company securities. Based solely on our review of the reports and written representations we have received from our directors and executive officers and the reports filed with the SEC by our ten-percent stockholders, we believe that during fiscal year 2007 all reports required to be filed by our directors, executive officers and ten-percent stockholders were timely filed, except as follows: Mr. Piras failed to timely file a Form 4 (Statement of Changes in Beneficial Ownership) reporting that on March 30, 2007 he rescinded a sale of 25 shares of our common stock that he had sold on February 26, 2007; and Mr. Piras failed to report a June 1, 2007 sale of 400 shares of our common stock on a Form 4 that he filed on June 4, 2007. The rescission, accomplished by a re-acquisition of 25 shares of our common stock, was subsequently reported on a Form 5 (Annual Statement of Beneficial Ownership), and the sale of 400 shares was subsequently reported on an amended Form 4, both of which were filed with the SEC on November 12, 2007.

In this section we provide an explanation and analysis of the material elements of the compensation provided to our Chief Executive Officer and the four other executive officers named in the *Summary Compensation Table* on page 32 (referred to as the "named executive officers"). The purpose of this discussion is to provide the context for the specific compensation amounts and arrangements paid and provided to our named executive officers, as described in the tables and narratives following this discussion and analysis.

The Objective of Our Executive Compensation Programs

The principal objective of our executive compensation programs is to attract, retain, motivate and reward individuals with the executive experience and skills necessary for us to achieve our ultimate objective of increasing stockholder value. In order to do this, our executive compensation programs are designed to be competitive with our industry and geographic competitors for executive talent, and to provide near- and long-term financial incentives that reward executives when stockholder value increases, when important strategic objectives are achieved and/or when individual performance objectives are accomplished.

How We Determined Executive Compensation

The Compensation Committee Determines Executive Compensation. The Compensation Committee of our Board of Directors (the "Committee") makes all decisions on compensation to our named executive officers. Information about the Committee is provided on page 5 under the heading *Meetings and Committees of the Board — Compensation Committee.*

The Committee Utilizes a Compensation Consultant. The Committee annually retains an executive compensation consultant to assist the Committee in making informed decisions on executive compensation. The compensation consultant engaged by the Committee for purposes of establishing fiscal year 2007 executive compensation was Frederic W. Cook & Co., Inc. ("FWC"). FWC was identified and engaged directly by the Committee, and has not provided any other services to the Company (although the Nominating and Governance Committee of our Board separately engaged FWC in 2007 to evaluate compensation paid to our non-employee directors).

FWC was engaged by the Committee to prepare an executive compensation study that would provide objective, third-party advice on both the reasonableness of our executive officer compensation levels compared to that of similarly situated companies and the appropriateness of our executive compensation programs in accomplishing the Committee's objectives. FWC was also asked to provide specific recommendations for consideration by the Committee.

In conducting this compensation study for the Committee, FWC identified a "peer group" of companies for executive compensation comparison purposes. FWC selected companies that it considered to be major labor- and/or capital-market competitors, broadly similar in revenues and market-capitalization values, or similar in growth and performance potential to Varian. Our management was given an opportunity to provide input to FWC on the peer group companies, but FWC made the final determination on the composition of the peer group (which may change from year to year). The peer group companies identified and used by FWC for executive compensation comparison purposes were:

Affymetrix, Inc.
Beckman Coulter, Inc.
Cambrex Corporation
Charles River Laboratories, Inc.
Coherent, Inc.
Cytyc Corporation
Dionex Corporation
FEI Company
Invitrogen Corporation
Mettler-Toledo International Inc.
Millipore Corporation
Molecular Devices Corporation
PerkinElmer, Inc.
Steris Corporation
Trimble Navigation Limited
Viasys Healthcare Inc.
Waters Corporation

In addition to using publicly-available compensation data on these peer group companies, FWC used data from a Radford survey covering technology companies and a Watson Wyatt survey covering the instruments and bio-medical equipment industries.

FWC's written report to the Committee included a review of our existing executive compensation programs, practices, levels and arrangements, each named executive officer's compensation relative to the comparative data, and our equity grant practices for all employees (not just for the named executive officers) relative to the comparative data. The report also included an analysis of the Company's near- and long-term financial performance compared to the peer group companies. FWC's report also provided recommendations on changes that might be made to our executive compensation programs generally, and to each named executive officer's compensation. FWC provided its written report in advance of a Committee meeting, at which the lead FWC consultant presented an oral report and responded to questions from members of the Committee.

The CEO Makes Recommendations. The lead FWC consultant met with our Chief Executive Officer, Chief Financial Officer and General Counsel during preparation of FWC's report, to solicit input on our executive compensation programs. The CEO presented to the Committee his recommendations on executive compensation programs, objectives and levels for the named executive officers other than himself. He also provided his assessment of the performance of those named executive officers generally, and with specific reference to the operational objectives previously established by the Committee. The CFO reported to the Committee on the Company's results, forecasts and budgets relative to financial metrics used by the Committee for executive compensation purposes, and reviewed with the Committee accounting and financial reporting implications of certain executive compensation programs. The General Counsel advised the Committee on governance and regulatory aspects of our executive compensation programs, and maintained Committee records as Secretary to the Committee.

The Committee Makes Compensation Decisions. The Committee determined the structure of named executive officer compensation programs for fiscal year 2007 at the beginning of the year, after receiving FWC's report and recommendations, receiving the CEO's recommendations on compensation for the named executive officers other than himself, and deliberating in executive session (with the Chairman of the Board). After completion of fiscal year 2007, the Committee made its final determinations on the amounts of cash incentive compensation earned for the fiscal year 2007 and fiscal year 2005-2007 performance periods, after receiving the CFO's report on the Company's performance relative to the pre-determined financial objectives for those performance periods, and the CEO's report and recommendations on the individual performance of the other named executive officers. The Committee's deliberations and decisions on the CEO's compensation occurred in executive sessions, attended by the Chairman of the Board and, for portions of those sessions, the lead FWC consultant.

Executive Compensation for Fiscal Year 2007

The six key elements of our executive compensation programs are: base salaries; annual cash bonuses; long-term incentive compensation (cash and equity-based); deferred compensation; perquisites and other personal benefits; and termination of employment arrangements.

Base Salaries. Base salaries are intended to compensate our named executive officers for serving as the senior members of our management team, regardless of stockholder returns or Company performance relative to financial objectives. Salaries are also considered an important element of compensation necessary to retain the named executive officers in a competitive marketplace. To accomplish these objectives, the Committee reviews and sets base salaries annually, generally targeting the competitive median specific to each named executive officer's position, which the Committee considers appropriate to accomplish the purposes of this element of executive compensation. FWC determined the competitive median of base salaries for 2007 using a composite of data from the peer group and the Radford and Watson Wyatt surveys discussed above.

In determining base salaries for calendar year 2007, the Committee made subjective assessments of each named executive officer's position, experience, responsibilities, performance and work location, as well as internal equity. The Committee also took into account its decision at the same time to terminate programs under which the named executive officers were eligible for reimbursement (up to certain maximum amounts) of out-of-pocket costs for tax planning, tax return preparation and financial advisory services and for medical physical examinations. To partially compensate for the elimination of these programs, the Committee made a one-time adjustment to salaries for the named executive officers.

As a result of these considerations, the Committee set annual base salaries for our named executive officers that were at or somewhat above the median of FWC's comparative data. The Committee expects that over time these base salaries will again approximate the median of salaries for comparable positions.

Annual Cash Bonuses. Annual cash bonuses are intended principally to motivate executive officers to achieve pre-determined annual financial and operational improvement objectives set by the Committee to promote achievement of our business strategies and drive increases in stockholder value. Whether a named executive officer receives an annual cash bonus, and if so the amount of that bonus, depends on how well the Company and the executive officer perform relative to financial and individual objectives. The Committee believes that broader financial objectives are appropriate to ensure all of the named executive officers are working together toward those goals, and that individual operational objectives are appropriate to measure and reward different contributions of the executives toward achievement of those goals. These cash awards are made under our stockholder-approved Management Incentive Plan ("MIP"), and are described under the heading *Grants of Plan-Based Awards* beginning on page 34.

In determining the amount of the targeted annual cash bonus for each named executive officer, the Committee considered for each executive officer FWC's comparative data for annual cash bonuses and total annual cash compensation (both targeted and actual). The Committee considered and compared against the 75th percentile of the comparative data for total annual cash compensation (base salary plus annual cash bonus) for comparable positions, although it did not necessarily target that 75th percentile. Rather, the Committee considered the position, experience, responsibilities and performance of each named executive officer, along with the FWC reference data. As a result, some named executive officers' targeted annual cash compensation were below, and others were above, the 75th percentile for comparable positions.

Targeted annual cash bonuses are expressed as a percentage of annual base salary. For fiscal year 2007, the CEO's targeted cash bonus was 100% of his base salary, and the other named executive officers' targeted cash bonuses were 75% of their respective base salaries. The maximum cash bonus that could have been earned by the CEO was 200% of base salary, and the maximum cash bonus that could have been earned by the other named executive officers was 187.5% of base salary. The Committee established a higher target and maximum bonus opportunity for the CEO, relative to the other named executive officers, because of his position and responsibilities, as well as the comparative data supplied by FWC. The Committee determined to use the same bonus opportunities (as a percentage of base salary) for all other named executive officers because it felt that differences in their base salaries were sufficient to distinguish between their relative positions, experience and responsibilities.

Actual annual cash bonuses earned by each named executive officer depend on (1) the Company's performance relative to pre-determined financial targets and (2) in the case of executive officers other than the CEO, the executive officer's performance relative to pre-determined operational objectives, in each case as established by the Committee.

For fiscal year 2007, the Committee selected revenue, return on sales ("ROS"), and operating cash flow (as measured by dividing operating cash flow by net income) as the financial performance measures that would determine annual cash bonuses for the named executive officers. The Committee selected these measures to link bonuses to achievement of our business strategies, to establish appropriate checks and balances among our financial objectives, and to provide the strongest composite of indicators of our overall annual performance. The Committee specified items that would be included or excluded in calculating these metrics, in order to ensure the closest possible alignment with the reasons for selecting those measures. Revenue and ROS were each weighted at 45% and operating cash flow was weighted at 10%, reflecting the relative importance the Committee placed on these measures as drivers of the Company's strategies and objectives.

The Committee set specific targets for the revenue, ROS and operating cash flow measures, as well the minimum levels required to earn any bonus and the levels that would earn a maximum bonus. The Committee determined these minimum, target and maximum levels of revenue, ROS and operating cash flow after considering comparable historical and budgeted revenue, ROS and operating cash flow as well as how targeted levels would translate into operating earnings and earnings per share. The Committee established targets that would require significant improvement from the prior year — through a combination of achieving the same "organic" growth rate in revenues, a significant improvement in operating profit margins and a consistent level of operating cash flow. The Committee felt that the targeted levels of revenue, ROS and operating cash flow should be achievable absent a change in overall economic conditions, and that achievement of the maximum levels of these metrics would be unlikely without extraordinary efforts and results.

For fiscal year 2007, the Committee determined that annual cash bonuses otherwise earned (based on Company and/or business segment performance relative to the financial metrics discussed above) by the named executive officers other than the CEO, could be increased or decreased by as much as 25% based on the Committee's subjective determination of the extent to which those executive officers met pre-determined operational objectives. Those operational objectives related to improving the quality of the Company's products and services, improving gross margins (including by improving teamwork within and between business segments and implementing plans to reduce the Company's high cost structure in the U.S.), establishing plans to reduce the Company's taxes in higher tax areas, and successfully completing our Sarbanes-Oxley Act Section 404 internal control assessment at lower costs than the previous years. The CEO's annual cash bonus was not linked to these objectives because of the limitation on tax deductibility that would result for the Company under Section 162(m) of the Internal Revenue Code discussed below.

For fiscal year 2007, the achieved levels of revenue, ROS and operating cash flow significantly exceeded the Committee's targets but were below levels required to earn the maximum bonuses. Under the Committee's pre-determined formula based on those financial metrics, actual Company performance was 185% of the targeted level. However, based on the CEO's assessment and report to the Committee on performance relative to the operational objectives set for the other named executive officers, the Committee reduced the annual cash bonus otherwise earned for some of those executive officers, and did not increase the annual cash bonuses otherwise earned by the other named executive officers.

Long-Term Incentive Compensation. Long-term incentive compensation is an important element of our executive compensation program that we use primarily to motivate our named executive officers to increase stockholder value, and secondarily to retain executive officers. The Committee believes that long-term incentive compensation also encourages our executives to identify, pursue and invest in appropriate long-term strategies for increasing stockholder value. Our long-term incentives have been primarily in the form of stock option and restricted stock grants under our stockholder-approved Omnibus Stock Plan. The Committee has also established long-term cash incentives under our MIP.

In determining the total long-term incentive compensation targeted for each named executive officer, the Committee considered for each the 75th percentile of FWC's comparative data for total long-term incentive compensation and total targeted compensation (annual cash compensation plus total long-term incentive compensation), although the Committee did not necessarily target the 75th percentile. Rather, the Committee considered the position, experience, responsibilities and performance of each named executive officer, along with FWC's reference data. As a result, targeted total long-term incentive compensation for some named executive officers was below, and for others was above, the 75th percentile for comparable positions.

Stock Options. We use stock options to link executive officer compensation directly to increases in the price of our common stock, which reflects increased stockholder value. All stock options to named executive officers are granted with an exercise price equal to or greater than the market price of our stock on the grant date, and vest over three years. Stock options therefore compensate our named executive officers only if our stock price increases after the date of grant and the executive officer remains employed for the periods required for the stock option to become exercisable. The Committee thus considers stock options a particularly effective incentive and retention tool because it motivates our executive officers to increase stockholder value and remain with the Company.

We are sensitive to the dilutive impact and accounting expense of stock options. Therefore, in determining the number of stock options to grant to the named executive officers, the Committee considered various stock dilution analyses, assessed share usage and equity compensation practices of FWC's peer group companies, estimated accounting expenses, and considered alternative forms of equity-based incentive compensation (such as restricted stock). The Committee also assessed the named executive officers' individual and collective equity ownership in our stock (including stock options) relative to the peer group data. After these considerations, in fiscal year 2007 the Committee granted our named executive officers stock options to acquire an aggregate of 147,000 shares, or less than 0.5% of our total shares outstanding.

The Committee determined the size of each named executive officer's stock option after considering other long-term incentive compensation to be utilized (such as restricted stock), the executive officer's relative position, experience, responsibilities and performance, and FWC's comparative data for total long-term incentive compensation and total targeted compensation (targeted annual cash plus targeted long-term compensation).

Restricted Stock. We use restricted stock to link executive officer compensation directly to the price of our common stock, but we use it primarily as a retention tool. Restricted stock generally requires continued employment for three years in order to vest fully; the executive earns greater compensation if our stock price increases, but is assured of some level of compensation even if our stock price declines. Therefore, unlike stock options, restricted stock provides some level of compensation, and thus encourages executive officers to remain with the Company, during economic or market cycles when our stock price might decline.

As with stock options, we are sensitive to the dilutive impact and the accounting expense of restricted stock. Therefore, in determining the number of shares of restricted stock to grant to the named executive officers, the Committee considered the current value of our common stock, various stock dilution analyses, share usage and equity compensation practices of FWC's peer group companies, and alternative forms of equity-based incentive compensation (such as stock options). The Committee also assessed our named executive officers' individual and collective equity ownership in our stock relative to the peer group data. After these considerations, in fiscal year 2007 the Committee granted our named executive officers an aggregate of 39,200 shares of restricted stock, or approximately 0.1% of our total shares outstanding.

The Committee determined the size of each named executive officer's restricted stock grant after considering other long-term incentive compensation to be utilized (such as stock options), the executive officer's relative position, experience, responsibilities and performance, and the FWC's comparative data for total long-term incentive compensation and total targeted compensation (targeted annual cash plus targeted long-term compensation).

Long-Term Cash Bonuses. In fiscal year 2005, the Committee implemented a long-term cash bonus program under our MIP. This program was designed to motivate our named executive officers to achieve long-term financial objectives consistent with our longer-term business strategies, and to serve as a retention tool. At the time, the Committee had determined that executive officers' total cash compensation was somewhat low relative to the market data it examined, and decided that a long-term cash bonus program would best address this deficiency.

Our long-term cash incentive program is comprised of three overlapping multi-year performance periods, for fiscal years 2005-2007, 2006-2008 and 2007-2009. The Committee recently determined to replace this long-term cash bonus program with a new performance share award program that will apply for the performance period of fiscal years 2008-2010, as discussed below.

In determining the targeted long-term cash bonus for each named executive officer for each performance period (covering the fiscal years 2005-2007, 2006-2008 and 2007-2009), the Committee considered FWC's comparative data for total targeted long-term incentive compensation for each executive officer.

Targeted long-term cash bonuses are expressed as a percentage of annual base salary as of the end of the first year of the performance period. The CEO's targeted cash bonus is 100% of his base salary, and the other named executive officers' targeted cash bonuses are 60% of their respective base salaries. The maximum long-term cash bonuses are twice the targeted bonus. The Committee established a higher target and maximum bonus opportunity for the CEO, relative to the other named executive officers, because of his position, experience and responsibilities, as well as FWC's comparative data. The Committee determined to use the same bonus opportunities (as a percentage of base salary) for all other named executive officers because it felt that differences in their base salaries were sufficient to distinguish between their relative positions, experience and responsibilities.

Actual long-term cash bonuses earned by each named executive officer depend on the Company's performance relative to pre-determined financial targets established by the Committee. For the fiscal years 2005-2007 performance period, the Committee selected revenue and ROS as the financial performance measures. The Committee selected these measures to link bonuses to achievement of our business strategies, to establish appropriate checks and balances between our financial objectives, and to provide the strongest composite of indicators of our overall long-term performance. Revenue and ROS were weighted at 50% each, reflecting the equal importance the Committee placed on these measures of our long-term performance.

The Committee set revenue and ROS targets, as well the minimum level of each required to earn any bonus and the level of each that would earn a maximum bonus. The Committee determined these minimum, target and maximum levels of revenue and ROS after considering comparable historical and budgeted revenue and ROS.

For the fiscal years 2005-2007 performance period, the Company achieved levels of revenue and ROS that were above the minimum but lower than the target levels established by the Committee. Under the Committee's pre-determined formula based on those financial metrics, actual performance was 56% of the targeted level.

In fiscal year 2007, the Committee established a new (and final) three-year performance period covering fiscal years 2007-2009 under this long-term cash incentive program. For this performance period, cash bonuses may be paid to our named executive officers after fiscal year 2009 based on the Company's performance over the three-year period relative to pre-determined objectives for stockholder return relative to the S&P Mid-Cap 400 Index (weighted 75%) and relative to an absolute stockholder return target (weighted 25%). The Committee selected these measures of stockholder return for the 2007-2009 performance period because it determined to link long-term cash bonuses more directly to stockholder return. The Committee selected a mix of relative and absolute measures of stockholder return in order to reward and retain executives who achieve a certain relative stockholder return (even in a negative economic cycle) and a targeted level of absolute stockholder return.

The Committee determined the relative and absolute return targets after considering our actual historical stockholder return as well as our stockholder return relative to the S&P Mid-Cap 400 Index. The Committee established targets under these relative and absolute measures of stockholder return that would require the Company to moderately improve its relative stockholder return (within the S&P Mid-Cap 400 Index) and generally maintain its absolute stockholder return in order for the named executive officers to receive their targeted long-term cash bonuses.

Performance Shares. The Committee recently decided to replace our long-term cash incentive program with a long-term performance share program for the performance period covering fiscal years 2008-2010. Under this program, vested shares of our common stock could be granted after fiscal year 2010 to our named executive officers depending on the Company's performance relative to pre-determined earnings per share ("EPS") targets. The Committee determined that EPS is an appropriate long-term performance measure in light of the emphasis our investors and the financial community place on this measure, due to its correlation to stock price. The Committee also determined to pay any earned awards in stock rather than cash because of the additional incentive and compensation that delivery of shares would provide if stockholder value increases with achievement of a higher EPS.

Deferred Compensation. Executive officers (other than Mr. Piras, who cannot participate because he is a resident of Italy) are eligible to participate in our tax-qualified (401(k)) Retirement Plan on the same terms as all other U.S. employees. However, because it is tax-qualified, the plan is subject to certain

Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly-compensated employees (including the named executive officers).

In order to compensate these more highly-compensated employees for retirement contributions that they are not able to make to their 401(k) plan accounts, the Committee established a Supplemental Retirement Plan ("SRP") under which these employees may make elective deferrals of certain compensation and will receive unfunded Company contributions equivalent to what they would have received in their 401(k) plan account were it not for the Internal Revenue Code limitations on deferrals and Company contributions to their 401(k) accounts.

Account balances (individual deferrals plus Company contributions) are credited quarterly with imputed interest at a rate determined by the Committee. That rate is currently set at 120% of the long-term applicable federal rate, compounded quarterly. The Committee determined that this rate is an appropriate market-based rate that also takes into account the inability of participants in the SRP to select how to invest their deferrals and Company contributions (as they may with their 401(k) plan accounts).

FWC reviewed the SRP and assessed it to be comparable to what is generally offered within the peer group used by FWC for comparative purposes. The Committee considers the SRP to be a reasonable and appropriate program because it allows the named executive officers to accumulate retirement benefits at a rate, relative to their overall income, that is comparable to the rate that other employees are able to accumulate retirement benefits, and promotes executive officer retention by offering a deferred compensation and supplemental retirement plan that is comparable to and competitive with what is offered by other companies in FWC's peer group of companies.

As a senior executive of our wholly-owned subsidiary in Italy, Mr. Piras is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy. Under this union agreement, Mr. Piras and the Company contribute to, and Mr. Piras is eligible to receive supplemental retirement benefits under, a defined contribution plan (Previndai). In addition, the Company is required under Italian law to accrue and eventually pay to Mr. Piras a lump-sum amount (TFR) when his employment terminates (regardless of the reason for that termination). These benefits are described under the heading *Nonqualified Deferred Compensation* beginning on page 38 and under the heading *Potential Payments Upon Termination of Employment* beginning on page 40.

Perquisites and Other Personal Benefits. Our named executive officers are provided with an automobile that is leased or purchased by the Company (and replaced every three years or 60,000 miles, whichever occurs first). There is a "cap" on the Company-paid portion of the purchase price for the car. That "cap" is currently $79,000 for the CEO, €61,000 for Mr. Piras and $60,000 for the other named executive officers. The Company provides insurance coverage for use of the car, reimburses executive officers for all gas and maintenance costs on the car, and for taxes (by way of "gross up") on income imputed to them for their personal use of the car.

The individual "caps" were established by the Committee after considering the type of cars that those amounts would allow the executive to select, and those "caps" vary because the Committee determined that they should take into account the executive officer's relative position and responsibilities (and, in the case of Mr. Piras, the relative cost in local currency of a comparable vehicle in Italy).

For our named executive officers who frequently drive on business (for example between our two facilities in Northern California), use of a Company-provided car serves a business purpose. Executive officers' use of a Company-provided car is otherwise a perquisite that the Committee has determined is reasonable and consistent with FWC's comparative data, and reasonable in the context of the overall compensation levels of our named executive officers.

As explained above (in discussing base salaries), the Committee eliminated in 2006 a perquisite program under which our named executive officers were eligible for reimbursement (subject to annual limits) of out-of-pocket costs for tax planning, tax return preparation, financial advisory services and medical physical examinations.

Termination of Employment Arrangements.

In the Event the Company Terminates Employment. Other than Mr. Piras and except for certain circumstances relating to a change in control of the Company (both discussed below), none of our named executive officers have an employment agreement or termination of employment arrangement. Instead, those named executive officers are employed "at will", which means that the Company may terminate their employment at any time with or without cause and without advance notice. Therefore, other than in the context of a change in control of the Company, those named executive officers may receive only the same severance benefit as would be provided to other salaried ("exempt") U.S. employees, under a discretionary severance plan, if their employment is terminated by the Company as part of a "reduction in force". That severance benefit is four weeks of base pay plus one week of base pay for each full year of service beyond four years.

Mr. Piras is entitled to certain employment protections and severance benefits under the CCNL (the national labor agreement described above) and Italian law. These protections and benefits are described under the heading *Potential Payments Upon Termination of Employment* beginning on page 40. Mr. Piras is provided with no more employment protections or severance benefits than are required under the CCNL or Italian law (except under his change in control agreement, which is discussed below).

Retirement, Death and Disability Arrangements. If a named executive officer retires (as defined pursuant to our retirement policies applicable to other employees in the same location), dies or becomes disabled, his or her outstanding incentive compensation will be treated as follows (which in each case is the same as for other employees participating in the same incentive compensation programs):

- Any unvested stock options granted during or prior to fiscal year 2007 will vest in full, and any unvested stock options granted in fiscal year 2008 will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested stock option will vest) — and such stock options will be exercisable for three years following the date of retirement or disability (unless the option term ends sooner) and for three years following the date of death regardless of the option term;
- Any unvested restricted stock granted in fiscal year 2006 will terminate without vesting, any unvested restricted stock granted in fiscal year 2007 will vest in full, and any unvested restricted stock granted in fiscal year 2008 will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested restricted stock will vest);
- A pro rata amount of any annual cash bonus earned for the fiscal year in which the retirement, death or disability occurs (calculated on the basis of the actual results for that year, as determined by the Committee after the year) will be paid;
- The full amount of any long-term cash bonus earned for any long-term performance period pending when the retirement, death or disability occurs (calculated on the basis of the actual results for that period, as determined by the Committee after the period) will be paid; and
- Any unvested performance shares granted for the fiscal years 2008-2010 performance period will vest in full if the retirement, death or disability occurs at least one year after the grant date (if not, only a pro rata portion of the unvested performance shares will vest), calculated on the basis of actual results for that period, as determined by the Committee after the period.

The Committee considers these terms relating to retirement, death or disability to be reasonable and customary. Some of these terms were recently established by the Committee, based on FWC's recommendations, in order to minimize the incentive for an executive officer or other key employee who is eligible for retirement to time their retirement at the end of the calendar year when incentive compensation vests or becomes payable, ensure that an executive officer or other key employee eligible for retirement does not receive the full benefit of incentive compensation unless he or she remains for at least one year, encourage executive officers and other key employees to remain with the Company long enough to become eligible for retirement, and provide additional death and disability benefits reflecting the executive officer's incentive compensation (which compensation may not be fully addressed under our standard life and disability benefit programs). Only two of our named executive officers are currently eligible for retirement — Mr. Rogerson and Mr. Piras.

Change in Control Agreements. We have entered into a change in control agreement with each of our named executive officers. These agreements provide certain severance benefits in the event of a change in control of the Company, such as a tender offer or merger resulting in the Company being acquired by another company, that results in the termination of the executive's employment or a material change in his or her responsibilities, compensation or work location. The Committee and our Board of Directors believe that the prospect of such a change in control would likely result in our executive officers facing personal uncertainties and distractions from how a change in control might affect them. The Committee and our Board therefore determined to offer change in control agreements to our named executive officers that would allow them to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourage them to remain with the Company despite the possibility that a change in control might affect them adversely. These change in control agreements therefore serve as an important retention tool and ensure that personal uncertainties do not dilute our executive's complete focus on promoting stockholder value.

The change in control agreements with our named executive officers accomplish this by providing for reasonable severance benefits in the event that a change in control of the Company occurs *and* within 18 months thereafter the executive officer's employment is terminated without cause or the executive officer resigns due to a material change in responsibilities, compensation or work location. See page 41 (under the heading *Change in Control Agreements*) for more details on these change in control agreements.

FWC reviewed our change in control agreements as part of its overall executive compensation review, and provided the Committee with a competitive comparison and assessment. Based on this review, the Committee recommended and the Board approved amendments to these agreements so that they are no more or less competitive than what was indicated by FWC's comparative data.

Other Compensation-Related Policies and Practices

Stock Ownership Guidelines. The Committee adopted in February 2004 stock ownership guidelines for our named executive officers, in order to further align their personal interests with those of stockholders. Under these guidelines, our CEO is expected to hold shares of our stock (which include unvested restricted stock but not stock options) with a market value equal to three times his annual base salary. The other named executive officers are expected to hold shares of our stock with a market value equal to their respective annual base salaries. Our named executive officers have five years from when they first become subject to these guidelines to achieve these levels of stock ownership. The current value of stock holding of each of our named executive officers significantly exceeds their applicable stock ownership guideline.

Stock Option Approval and Grant Practices and Procedures. Since we became a separate company in 1999, all stock options have been approved by one of two committees of our Board of Directors — the Compensation Committee for grants to executive officers, and the Stock Committee for grants to other employees. Grants by the Stock Committee (comprised of our CEO and our non-executive Chairman of the Board) are pursuant to specific delegations of authority from the Compensation Committee, which delegations include individual grant limits, aggregate grant limits and specification of grant terms.

Stock options approved by these Committees have always been subject to a requirement that they be granted not earlier than the date of approval and with an exercise price that is not less than the fair market value (as defined the Omnibus Stock Plan) on the date of grant. Prior to September 2006, the Compensation Committee on rare occasions, and the Stock Committee as a regular practice, approved grants by unanimous written consent of the Committee. These committees adopted new procedures in September 2006 whereby all stock option approvals are, except in rare and special circumstances, approved only in an actual meeting of the Committee, which meetings are held once each quarter. In those unusual circumstances where it is decided that an approval will be made by unanimous written consent, the approval will not be considered made until the final signed written consent is received by the Committee's Secretary.

Although the Committee does not have a formal policy against approving or granting stock options during periods when the Committee or our management are in possession of material, non-public information (e.g., during our quarterly "black-outs" on trading in Company stock), as a matter of practice the regular meetings of the Compensation Committee and the Stock Committee at which they approve stock option grants are held after we have publicly announced our quarterly financial results.

Except in the case of a promoted or new executive officer, stock option grants to executive officers are approved and made annually at the same time that annual grants are made to other key employees, typically in November or December after the public announcement of our fourth fiscal quarter (full year) financial results.

Tax Considerations. Section 162(m) of the Internal Revenue Code generally limits a company's ability to deduct for tax purposes compensation in excess of $1,000,000 paid in any single tax year to the chief executive officer or any of the next three most highly compensated executive officers, unless that compensation is deemed to be performance-based in accordance with Section 162(m). Our Omnibus Stock Plan and Management Incentive Plan are designed and approved by stockholders so that incentive compensation may be performance-based in accordance with Section 162(m), and most of our incentive compensation programs for executive officers are structured to preserve tax deductibility under Section 162(m). However, the Committee considers it essential to structure a compensation program that will attract, retain, motivate and reward executives with the experience, skills and proven ability to maximize stockholder returns. Accordingly, the Committee considers the tax deductibility of executive officer compensation programs, but has chosen to approve certain compensation that has limited tax deductibility under Section 162(m) where such compensation serves the Committee's compensation objectives.

In particular, the Committee has granted restricted stock that was not granted and will not vest based on pre-determined performance objectives meeting the requirements of Section 162(m). Therefore, for each named executive officer, the value of that restricted stock when it vests will count toward the $1,000,000 deductibility limit under Section 162(m). The Committee determined that restricted stock is nonetheless a valuable retention tool and important component of the overall compensation program for our named executive officers. The Committee also determined that it is appropriate to establish individual performance objectives for our named executive officers other than the CEO, and to subjectively assess performance relative to those objectives, for purposes of determining annual cash bonuses. This means that annual cash bonuses to these executive officers will count toward the $1,000,000 deductibility limit under Section 162(m).

These elements of compensation that are not qualified under Section 162(m) will only be non-deductible to the Company if, as to any particular named executive officer, the total amount of that compensation, when combined with that executive's salary and imputed income for certain benefits, exceeds $1,000,000 in any given year.

COMPENSATION COMMITTEE REPORT[1]

The Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis included in this Proxy Statement. Based on those reviews and discussions, the Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Elizabeth E. Tallett (Chairman)
John G. McDonald
Richard U. De Schutter
Wayne R. Moon

PROXY STATEMENT

(1) The information contained in this *Compensation Committee Report* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1993 or the Exchange Act of 1934.

EXECUTIVE COMPENSATION INFORMATION

Provided below is certain information on compensation earned by the Company's executive officer, principal financial officer and three other most highly compensated executive officers and on compensatory arrangements with those executive officers (our "named executive officers") during fiscal year 2007.

Summary Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)[1]	Option Awards ($)[2]	Non-Equity Incentive Plan Compensation ($)[3]	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)[5]	Total ($)
Garry W. Rogerson .... President and Chief Executive Officer	2007	$606,924	$1,069,669	$1,863,648	$1,443,650	—[4]	$121,489	$5,105,380
G. Edward McClammy .... Senior Vice President, Chief Financial Officer and Treasurer	2007	$332,478	$ 195,013	$ 379,894	$ 570,204	—	$ 68,822	$1,546,411
Martin O'Donoghue .... Senior Vice President, Scientific Instruments	2007	$297,905	$ 166,765	$ 484,671	$ 481,073	—	$ 61,909	$1,492,323
Sergio Piras[6] .... Senior Vice President, Vacuum Technologies	2007	$314,669	$ 285,587	$ 344,511	$ 547,227	—	$120,857	$1,612,851
A. W. Homan .... Senior Vice President, General Counsel and Secretary	2007	$284,241	$ 166,765	$ 346,190	$ 486,760	—	$ 78,337	$1,362,293

(1) Consists of restricted stock granted under our Omnibus Stock Plan. These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2007 in accordance with FAS 123(R) for restricted stock granted in fiscal years 2005, 2006 and 2007. The amounts shown for Mr. Rogerson and Mr. Piras reflect that they were eligible for retirement during fiscal year 2007 and the amount shown for Mr. McClammy reflects that he will become eligible for retirement in fiscal year 2009, which increased the amounts reported by $573,367, $150,714 and $28,312, respectively, since retirement would result in acceleration of all unvested restricted stock. The assumptions used to calculate the value of these restricted stock grants are set forth in Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

(2) Consists of nonqualified stock options granted under our Omnibus Stock Plan. These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2007 in accordance with FAS 123(R) (but disregarding for this table the estimate of forfeitures related to service-based vesting conditions), for stock options granted in fiscal years 2004, 2005, 2006 and 2007. The amounts shown for Mr. Rogerson and Mr. Piras reflect that they were eligible for retirement during fiscal year 2007 and the amount shown for Mr. McClammy reflects that he will become eligible for retirement in fiscal year 2009, which increased the amounts reported by $646,530, $181,875 and $32,626, respectively, since retirement would result in acceleration of all unvested options. The assumptions used to calculate the value of these stock options are set forth in Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

(3) Consists of the following cash bonuses paid under our Management Incentive Plan (the "MIP") for the performance periods indicated:

Name	Performance Period: Annual Fiscal Year 2007[a]	Performance Period: Long-Term Fiscal Years 2005-2007[b]
Garry W. Rogerson	$1,165,500	$278,150
G. Edward McClammy	$ 466,398	$103,806
Martin O'Donoghue	$ 394,290	$ 86,783
Sergio Piras	$ 436,525	$110,702
A. W. Homan	$ 399,977	$ 86,783

(a) For an explanation of the material terms of this annual cash bonus under our MIP, see footnote (1) to the *Grants of Plan-Based Awards* table on page 34.

(b) For an explanation of the material terms of this long-term cash bonus award under our MIP, see the explanation under the heading *Long-Term Cash Bonuses* in the *Compensation Discussion and Analysis* beginning on page 22.

(4) Excludes the negative change of £1,200 (equal to $2,472, at an exchange rate of $2.06/£1.00), from the beginning of fiscal year 2007 to the end of that fiscal year, in the value of Mr. Rogerson's pension entitlement under the Varian Limited Pension & Life Assurance Plan (further described under the heading *Pension Benefits* beginning on page 38).

(5) Consists of the following amounts:

Name	Company-Matching Contributions to Tax-Qualified 401(k) Defined Contribution Plan[(a)]	Company Contributions to Nonqualified Defined Contribution Plans[(b)]	Aggregate Incremental Cost for Company-Leased Automobile[(c)]	Reimbursement of Taxes ("Gross-Up") on Imputed Income for Personal Use of Company-Leased Automobile	Other[(d)]
Garry W. Rogerson	$13,385	$58,473	$34,175	$13,331	$ 2,125
G. Edward McClammy	$12,750	$23,260	$20,939	$11,873	—
Martin O'Donoghue	$12,935	$16,601	$20,737	$11,636	—
Sergio Piras	—	$54,765	$44,184	—	$21,908
A. W. Homan	$12,995	$16,801	$34,044	$14,497	—

(a) The named executive officers (other than Mr. Piras, because he is not a U.S. resident) are eligible to participate in this plan and receive Company-matching contributions (subject to certain IRS limitations) on the same terms as other eligible U.S. employees.

(b) Consists of certain amounts described and also reported under the heading *Nonqualified Deferred Compensation* beginning on page 38.

(c) Consists of the Company's total incremental cost of providing to the named executive officer a Company-leased or -purchased car (including reimbursement of all gas and maintenance costs), which the executive officer may use for both business and personal travel. To the extent the car is used for business travel, providing the car serves a business purpose and does not provide a personal benefit. However, because executive officers are not required to separately track their business and personal use of the car, the total incremental cost of providing the car is reported here as a personal benefit.

(d) The amount reported for Mr. Rogerson consists of a reimbursement of out-of-pocket expenses incurred by him for personal tax planning, tax return preparation and/or financial advisory services in fiscal year 2007 (effective December 31, 2006, after these expenses were incurred by Mr. Rogerson, the Committee eliminated the program under which the named executive officers were eligible for reimbursement of such expenses). The amount reported for Mr. Piras consists of $13,210 in Company-paid premiums for supplemental medical, disability and life insurance, and $6,236 in supplemental per diem compensation for business travel, which amounts were incurred or paid because Mr. Piras is employed by our wholly-owned subsidiary and resides in Italy, and as senior executive in Italy is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy that requires these compensatory arrangements.

(6) Because Mr. Piras is employed by our wholly-owned subsidiary and resides in Italy, his compensation other than equity-based compensation is paid in Euros. The amounts reported in this table for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on or about the payment dates for such amounts (which exchange rates ranged from $1.26/€1.00 to $1.48/€1.00).

GRANTS OF PLAN-BASED AWARDS

The following table shows all plan-based awards granted to our named executive officers during fiscal year 2007. Certain of the stock option and restricted stock awards shown in this table (those granted in fiscal year 2007) are also reported in the *Outstanding Equity Awards at Fiscal Year-End* table on page 36.

Grants of Plan-Based Awards
Fiscal Year 2007

Name	Grant Date	Period	Estimated Possible and Future Payouts Under Non-Equity Incentive Plan Awards[1] Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units (#)[2]	All Other Option Awards: Number of Securities Underlying Options (#)[3]	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($)[4]
Garry W. Rogerson	12/04/06	2007	$189,000	$630,000	$1,260,000	17,500	60,000	$45.04	$1,675,864
		2007-2009	$189,000	$630,000	$1,260,000				
G. Edward McClammy	12/04/06	2007	$ 56,724	$252,107	$ 630,269	5,700	20,000	$45.04	$ 552,616
		2007-2009	$ 60,506	$201,686	$ 403,372				
Martin O'Donoghue	12/04/06	2007	$ 51,886	$230,605	$ 576,513	5,700	30,000	$45.04	$ 700,560
		2007-2009	$ 55,345	$184,484	$ 368,968				
Sergio Piras	12/04/06	2007	$ 57,268[5]	$254,526[5]	$ 636,314[5]	4,600	17,000	$45.30	$ 456,892
		2007-2009	$ 61,085[5]	$203,621[5]	$ 407,240[5]				
A. W. Homan	12/04/06	2007	$ 48,646	$216,204	$ 540,510	5,700	20,000	$45.04	$ 552,616
		2007-2009	$ 51,889	$172,963	$ 345,926				

(1) For purposes of this table, a "non-equity incentive plan award" is a determination by the Compensation Committee of our Board of Directors (the "Committee") that the named executive officer may participate in an annual and three-year cash bonus program under our Management Incentive Plan (the "MIP") and be eligible to receive a cash payout if actual performance during the annual and/or three-year performance period exceeds pre-determined minimum performance levels. The awards reported in this table for the annual performance period of fiscal year 2007 and the three-year performance period comprised of fiscal years 2007 through 2009. The Committee established the terms for these awards at the beginning of fiscal year 2007.

In the case of the annual MIP award for the fiscal year 2007 performance period, each named executive officer was eligible to receive a cash bonus based upon the achievement of pre-determined targets for Company and/or business segment measures of revenue, return on sales ("ROS") and operating cash flow (operating cash flow divided by net income, "Cash Flow") for fiscal year 2007. For the executive officers other than Mr. Rogerson, the Committee also established individual operational objectives for fiscal year 2007 that could have resulted in a determination by the Committee to increase individual payouts otherwise earned (based on revenue, ROS and Cash Flow) by up to 25% (subject to the maximum award permitted under the Plan) or decrease individual payouts by up to 25%. The amounts shown in the *Threshold* column are those that would have been paid if the exact minimum or threshold levels of revenue, ROS and Cash Flow established by the Committee had been achieved, and assume that those amounts were then reduced by the maximum 25% for performance relative to the individual operational objectives; these amounts equal 30% of annual base salary in the case of Mr. Rogerson and approximately 17% of annual base salary in the case of the other named executive officers (in each case, annual base salary at the end of fiscal year 2007). The amounts shown in the *Target* column are those that would have been paid if the exact targeted levels of revenue, ROS and Cash Flow established by the Committee had been achieved, and assume that those amounts were not then adjusted for performance relative to the individual operational objectives; these amounts equal 100% of annual base salary in the case of Mr. Rogerson and 75% of annual base salary in the case of the other named executive officers. The amounts shown in the *Maximum* column are those that would have been paid if the maximum levels of revenue, ROS and Cash Flow established by the Committee had been achieved, and assume that those amounts were then increased by the maximum 25% for performance relative to the individual operational objectives; these amounts equal 200% of annual base salary in the case of Mr. Rogerson and 187.5% of annual base salary in the case of the other named executive officers. If the revenue, ROS and Cash Flow had not at least equaled the minimum (threshold) targeted levels, no payout would have been earned. Even if the maximum payout had otherwise been earned, the amount payable would have been reduced if the aggregate payouts under the MIP to all participants for fiscal year 2007 would have exceeded 8% (before incentive compensation) of the Company's earnings before interest and taxes ("EBIT") for fiscal year 2007; if this limit would have been exceeded, all annual MIP payouts would have been reduced on a pro-rata basis. In addition, regardless of actual performance relative to the pre-determined objectives and targets, the Committee retained discretion to reduce or eliminate any amount that otherwise would be payable. An otherwise earned and approved annual MIP payout would only have been made if the executive officer was employed on the payment date approved by the Committee. The amounts reported for the fiscal year 2007 MIP are "estimated future payouts" as they existed at the time the award was made; the actual cash payouts to each executive officer are reported in footnote (3) of the *Summary Compensation Table* on page 32.

In the case of the three-year MIP award for the fiscal years 2007-2009 performance period, each named executive officer is eligible to receive a cash bonus based upon the achievement of pre-determined targets for stockholder return over the three-year period from the beginning of fiscal year 2007 through the end of fiscal year 2009. The amounts shown in the *Threshold* column are those that would be paid if the exact minimum or threshold levels of stockholder return established by the Committee are achieved; these amounts equal 30% of annual base salary in the case of Mr. Rogerson and 18% of annual base salary in the case of the other named executive officers. The amounts shown in the *Target* column are those that would be paid if the exact targeted levels of stockholder established by the Committee are achieved; these amounts equal 100% of annual base salary in the case of Mr. Rogerson and 60% of annual base salary in the case of the other named executive officers. The amounts shown in the *Maximum* column are those that would be paid if the maximum levels of stockholder return established by the Committee are achieved; these amounts equal 200% of annual base salary in the case of Mr. Rogerson and 187.5% of annual base salary in the case of the other named executive officers. If the stockholder return does not at least equal the minimum (threshold) targeted levels, no payout will be earned. Even if the maximum payout is otherwise earned, the amount payable will be reduced if the aggregate payouts under the MIP to all participants for the fiscal years 2007-2009 performance period exceeds 8% (before incentive compensation) of the Company's earnings before interest and taxes ("EBIT") for fiscal year 2009; if this limit is exceeded, all MIP payouts for that performance period will be reduced on a pro-rata basis. In addition, regardless of actual performance relative to the pre-determined objectives and targets, the Committee retains discretion to reduce or eliminate any amount that otherwise would be payable. An otherwise earned and approved three-year MIP payout will only be made if the executive officer is employed on the date payment is otherwise approved by the Committee to be paid (except in the event of an executive officer's death, disability or retirement during the performance period, in which case the full amount will be paid based on actual results at the same time that any payouts are made to other named executive officers). The amounts reported for the fiscal years 2007-2009 MIP are "estimated future payouts" calculated in accordance with SEC regulations; they are not a forecast of possible future performance of the Company.

(2) Consists of restricted shares of the Company's common stock granted under our Omnibus Stock Plan. These restricted shares were granted on December 4, 2006, and assuming continued employment will vest in three equal installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date that employment so terminates). Dividends, if any, are paid on such shares while subject to restrictions. Payment of taxes relating to these shares may, at the Company's discretion, may be made by delivery of a portion of the shares.

(3) Consists of shares of the Company's common stock that may be acquired by exercise of nonqualified stock options granted under our Omnibus Stock Plan. These stock options were granted on December 4, 2006, and assuming continued employment will vest in three equal installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date that employment so terminates). These stock options have an exercise price equal to or greater than the closing market price of the Company's common stock on the grant date and expire no later than ten years after the grant date (except in the event of death, in which case they expire three years after the date of death). Payment of taxes due upon exercise and, at the discretion of the Compensation Committee of the Company's Board of Directors, payment of the exercise price may be made by delivery of already-owned shares.

(4) These amounts do not reflect compensation actually received. Rather, these amounts represent the grant-date fair value calculated in accordance with FAS 123(R). The assumptions used to calculate the value of these restricted stock and stock option grants are set forth in Note 14 of the Notes to the Consolidated Financial Statements included in our Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007.

(5) These amounts reported for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on the last day of fiscal year 2007, which exchange rate was $1.41/ €1.00.

OUTSTANDING EQUITY AWARDS

The following table shows all outstanding equity awards held by our named executive officers at the end of fiscal year 2007 (which ended on September 28, 2007). Certain of the stock option and restricted stock awards shown in this table (those granted in fiscal year 2007) are also reported in the *Grants of Plan-Based Awards* table on page 34.

Outstanding Equity Awards at Fiscal Year-End
Fiscal Year 2007

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)
Garry W. Rogerson	23,000(2)	0	$31.66	11/05/2012	10,500(9)	$ 667,905
	100,000(3)	0	$38.14	11/10/2013	11,000(10)	$ 699,710
	38,667(4)	21,333	$36.18	11/11/2011	17,500(11)	$1,113,175
	30,000(5)	60,000	$42.51	11/10/2012		
	0(6)	60,000	$45.04	12/04/2016		
G. Edward McClammy	21,000(7)	0	$34.56	12/01/2010	3,350(9)	$ 213,094
	30,000(2)	0	$31.66	11/05/2012	4,000(10)	$ 254,440
	30,000(3)	0	$38.14	11/10/2013	5,700(11)	$ 362,577
	16,667(4)	8,333	$36.18	11/11/2011		
	10,000(5)	20,000	$42.51	11/10/2012		
	0(6)	20,000	$45.04	12/04/2016		
Martin O'Donoghue	17,000(3)	0	$38.14	11/10/2013	3,350(9)	$ 213,094
	25,000(8)	0	$41.88	05/10/2014	4,000(10)	$ 254,440
	0(4)	9,000	$36.18	11/11/2011	5,700(11)	$ 362,577
	10,000(5)	20,000	$42.51	11/10/2012		
	0(6)	30,000	$45.04	12/04/2016		
Sergio Piras	21,000(3)	0	$38.14	11/10/2013	3,000(9)	$ 190,830
	12,000(4)	6,000	$36.18	11/11/2011	3,000(10)	$ 190,830
	8,334(5)	16,666	$42.51	11/10/2012	4,600(11)	$ 292,606
	0(6)	17,000	$45.30	12/04/2016		
A. W. Homan	0(4)	8,333	$36.18	11/11/2011	3,350(9)	$ 213,094
	9,667(5)	20,000	$42.51	11/10/2012	4,000(10)	$ 254,440
	0(6)	20,000	$45.04	12/04/2016	5,700(11)	$ 362,577

(1) Amounts shown are based on the closing per share price of the Company's common stock on September 28, 2007, the last day of fiscal year 2007, which price was $63.61.

(2) This stock option was granted on November 5, 2002, and vested in three equal installments over three years from that date.

(3) This stock option was granted on November 10, 2003, and vested in three equal installments over three years from that date.

(4) This stock option was granted on November 11, 2004, and vested in three equal installments over three years from that date.

(5) This stock option was granted on November 10, 2005, and assuming continued employment vests in three equal installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case it will fully vest on such date that employment terminates).

(6) This stock option was granted on December 4, 2006, and assuming continued employment vests in three equal installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on such the date that employment so terminates).

(7) This stock option was granted on December 1, 2002, and vested in three equal installments over three years from that date.

(8) This stock option was granted on May 10, 2004, and vested in three equal installments over three years from that date.

(9) These restricted shares were granted on November 11, 2004, and vested in full on the third anniversary of that date (after the end of the fiscal year reported in this table).

(10) These restricted shares were granted on November 10, 2005, and assuming continued employment vest in full on the third anniversary of that date.

(11) These restricted shares were granted on December 4, 2006, and assuming continued employment vest in three equal installments over three years from that date (except in the event of termination of employment due to death, disability or qualifying retirement, in which case all such shares will vest on the date employment so terminates).

OPTIONS EXERCISED

The following table shows all stock options that were exercised and the aggregate value that was realized on those exercises by each of the named executive officers during fiscal year 2007 (which ended on September 28, 2007). No shares of restricted stock or similar instruments vested during fiscal year 2007.

Options Exercised and Stock Vested
Fiscal Year 2007

	Option Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)
Garry W. Rogerson	144,100	$4,219,608
G. Edward McClammy	101,454	$3,138,439
Martin O'Donoghue	21,000	$ 421,913
Sergio Piras	42,000	$1,003,058
A. W. Homan	150,000	$4,140,108

(1) The value realized equals the difference between the option exercise price and the fair market value of the Company's common stock on the date of exercise, multiplied by the number of shares acquired by exercise of the option.

PROXY STATEMENT

PENSION BENEFITS

Except for Mr. Rogerson, none our named executive officers participates in any defined benefit or pension plan. Mr. Rogerson participates in the defined benefit (pension) plan described below only because of his employment with Varian, Ltd., our wholly-owned subsidiary in the U.K., from September 1979 to September 1983. The Varian Limited Pension & Life Assurance Plan, in which Mr. Rogerson is a deferred participant, provides for pension benefits payable to Mr. Rogerson upon reaching age 65. Pension benefits are based primarily on his compensation and years of creditable service with Varian Ltd., as specified in the Plan. The funding policy is consistent with requirements in the U.K.

Pension Benefits
Fiscal Year 2007

Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefits ($)(1)	Payments During Last Fiscal Year ($)
Garry W. Rogerson	Varian Limited Pension & Life Assurance Plan	4	$46,556	$ 0
G. Edward McClammy	—	—	—	—
Martin O'Donoghue	—	—	—	—
Sergio Piras	—	—	—	—
A. W. Homan	—	—	—	—

(1) Mr. Rogerson's vested pension, payable upon reaching age 65, will be British Pounds (£) 2,517 per year. The present value of accumulated benefits is valued using assumptions consistent with those adopted for determining the pension scheme disclosures under FAS 87 (as discussed in Note 12 of the Notes to the Consolidated Financial Statements included in the Company's Annual Report on Form 10-K for fiscal year 2007, filed with the SEC on November 21, 2007), except that it allows for retirement at age 65. That present value was £22,600 as of the end of fiscal year 2007, which amount is converted to U.S. Dollars for purposes of this table using an exchange rate as of the last day of fiscal year 2007, which exchange rate was $2.06/£1.00.

NONQUALIFIED DEFERRED COMPENSATION

Except for Mr. Piras, all of our named executive officers participate in our Supplemental Retirement Plan (the "SRP"), which is an unfunded nonqualified defined contribution plan. All amounts contributed or credited to named executive officers' SRP accounts (whether through their own deferrals or through Company contributions) are unfunded general obligations of the Company.

Participants in the SRP may voluntarily elect to defer (subject only to FICA tax) up to 15% of eligible earnings (salary and cash bonus compensation) to the SRP. Such elections are irrevocable for the tax year for which the election is made. The Company contributes/credits amounts to named executive officers' SRP accounts based on when the executive officer reaches IRS limits on contributions to the Company's qualified defined contribution (401(k)) Retirement Plan; no voluntary deferral or contribution is required to be made by the named executive officer to receive this Company contribution/credit. The Company credits interest quarterly to the named executive officer's SRP accounts, at a rate equal to 120% of the applicable long-term federal rate, compounded quarterly, for the last month in the quarter for which interest is being credited.

Distributions under the SRP are generally not permitted until after termination of employment, although the Compensation Committee of the Board of Directors may, in its sole discretion, authorize earlier distributions in the event of an executive officer's unforeseeable emergency or with a 6% penalty, but only for amounts contributed, deferred or earned prior to January 1, 2005 and otherwise in accordance with the SRP. Otherwise, with respect to amounts contributed, deferred or earned prior to January 1, 2005, distributions may not be made until after termination of employment, and then must be made lump-sum or in quarterly installments for up to five years, in the discretion of the Compensation Committee. With respect to amounts deferred, contributed or earned on or after January 1, 2005, distributions to the executive officer may not be made until six months after termination of employment, and then must be made lump-sum and otherwise in accordance with the SRP and Internal Revenue Code regulations under Section 409A of the American Jobs Creation Act of 2004.

As a senior executive of our wholly-owned subsidiary in Italy, Mr. Piras is covered under a national labor agreement ("CCNL") for "Industrial Dirigenti" (industry executives) in Italy. Under this union agreement, Mr. Piras is required to contribute to a defined contribution plan in Italy (referred to as "Previndai") an amount equal to approximately 4% of his base salary (up to a maximum of €6,000), most of which is on a tax-deferred basis, which contribution the Company is required to match. Mr. Piras may elect to contribute up to an additional 2% of his base salary and variable compensation (on an after-tax basis). The Previndai plan is administered by third-parties (appointed by Previndai's governing board), and Mr. Piras chooses from available investment options how to invest his and the Company's contributions to his Previndai plan account. Mr. Piras may receive distributions from his Previndai plan account only after his employment with the Company terminates and he ceases any other employment (i.e., he fully "retires").

Under Italian law, the Company is also required (under a government-mandated program, referred to as "TFR", for all Italy employees) to accrue and eventually pay to Mr. Piras a lump-sum amount when his employment terminates (regardless of the reason for that termination). The annual amount required to be accrued for Mr. Piras' TFR is equal to his annual base salary plus annual cash bonus divided by 13.5. Under Italian law, Mr. Piras may elect to transfer all or a portion of his TFR entitlement to his Previndai plan account.

The following table shows voluntary participant deferrals, Company contributions/credits and interest credits to, and the fiscal year-end balances of, SRP accounts for each named executive officer other than Mr. Piras. The table shows Mr. Piras' and the Company's contributions to, and the fiscal year-end balances of, Mr. Piras' Previndai plan account and TFR entitlement.

Nonqualified Deferred Compensation
Fiscal Year 2007

Name	Executive Contributions In Last FY ($)(1)	Registrant Contributions In Last FY ($)(2)	Aggregate Earnings In Last FY ($)(3)	Aggregate Balance at Last FYE ($)(4)
Garry W. Rogerson	—	$58,473	$13,428	$262,239
G. Edward McClammy	—	$23,260	$10,270	$188,880
Martin O'Donoghue	$11,113	$16,601	$ 5,728	$108,646
Sergio Piras	$ 7,710	$54,765(5)	—	$595,393(6)
A. W. Homan	—	$16,801	$ 6,816	$124,861

(1) Amounts reported in this column are also reported in the *Salary* column of the *Summary Compensation Table* on page 32.

(2) Amounts reported in this column are also reported in the *All Other Compensation* column of the *Summary Compensation Table* on page 32.

(3) Amounts reported in this column are not considered under SEC disclosure rules as "above-market or preferential earnings", and are therefore not included in the *Summary Compensation Table* on page 32. No amount is reported for Mr. Piras because the earnings within his Previndai plan account for the fiscal year are not determinable.

(4) Amounts reported in this column were previously reported as compensation to the named executive officers in the Company's Summary Compensation Tables for previous years.

(5) Consists of $7,710 in Company contributions to Mr. Piras' Previndai plan account and $47,055 accrued by the Company for Mr. Piras' TFR entitlement ($26,940 of which Mr. Piras elected to transfer to his Previndai plan account). These amounts are converted from Euros to U.S. Dollars using an exchange rate on or about the time of each contribution and accrual (which exchange rates ranged from $1.26/€1.00 to $1.41/€1.00).

(6) Consists of $367,571 for Mr. Piras' Previndai plan account and $227,822 for Mr. Piras' TFR entitlement.

PROXY STATEMENT

POTENTIAL PAYMENTS UPON TERMINATION OF EMPLOYMENT

The following table shows the potential payments and benefits that the Company would be obligated to make or provide upon termination of employment of each our named executive officers. For purposes of this table, it is assumed that each named executive officer's employment terminated at the close of business on the last day of our fiscal year 2007 (i.e., on September 28, 2007). The amounts reported below do not include the pension or nonqualified deferred compensation distributions that would be made to the named executive officers following a termination of employment (for those amounts and descriptions, see the information provided under the headings *Pension Benefits* and *Nonqualified Deferred Compensation* beginning on page 38).

		Termination by Company			Termination by Executive			
Name	**Nature of Payment or Benefit**	**For Cause**	**Due to Reduction in Force**[1]	**For Any Other Reason**[1]	**Due to Voluntary Resignation**[2]	**Due to Qualifying Retirement**[3]	**Due to Disability or Death**	**Termination Following Change in Control**[4]
Garry W. Rogerson	Severance	—	$ 339,231	—	—	—	—	$ 5,368,545
	Accelerated Bonuses[6]	—	$1,180,000	$1,180,000	—	$1,180,000	$1,180,000	$ 1,180,000
	Accelerated Equity[7]	—	$4,078,539	$4,078,539	—	$4,078,539	$5,446,154	$ 5,446,154
	Welfare Benefits[8]	—	—	—	—	—	—	$ 54,052
	Tax Gross-Up[9]	—	—	—	—	—	—	$ 1,685,602
	Total	—	$5,597,770	$5,258,539	—	$5,258,539	$6,626,154	$13,734,353
G. Edward McClammy	Severance	—	$ 51,714	—	—	—	—	$ 2,006,353
	Accelerated Bonuses[6]	—	—	—	—	$ 395,750	$ 395,750	$ 395,750
	Accelerated Equity[7]	—	—	—	—	$1,384,551	$1,852,085	$ 1,852,085
	Welfare Benefits[8]	—	—	—	—	—	—	$ 44,949
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 51,714	—	—	$1,780,301	$2,247,835	$ 4,299,137
Martin O'Donoghue	Severance	—	$ 130,085	—	—	—	—	$ 1,754,408
	Accelerated Bonuses[6]	—	—	—	—	$ 349,064	$ 349,064	$ 349,064
	Accelerated Equity[7]	—	—	—	—	$1,588,547	$2,056,081	$ 2,056,081
	Welfare Benefits[8]	—	—	—	—	—	—	$ 29,277
	Tax Gross-Up[9]	—	—	—	—	—	—	$ 423,359
	Total	—	$ 130,085	—	—	$1,937,611	$2,405,145	$ 4,612,189
Sergio Piras[5]	Severance	—	$ 348,568[10]	$ 348,568[10]	—	—	—	$ 1,898,403
	Accelerated Bonuses[6]	—	$ 400,677	$ 400,677	—	$ 400,677	$ 400,677	$ 400,677
	Accelerated Equity[7]	—	$1,120,109	$1,120,109	—	$1,120,109	$1,501,769	$ 1,501,769
	Welfare Benefits[8]	—	—	—	—	—	—	$ 34,200
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$1,869,354	$1,869,354	—	$1,520,786	$1,902,446	$ 3,835,049
A. W. Homan	Severance	—	$ 99,786	—	—	—	—	$ 1,720,623
	Accelerated Bonuses[6]	—	—	—	—	$ 337,543	$ 337,543	$ 337,543
	Accelerated Equity[7]	—	—	—	—	$1,384,551	$1,852,085	$ 1,852,085
	Welfare Benefits[8]	—	—	—	—	—	—	$ 31,804
	Tax Gross-Up[9]	—	—	—	—	—	—	—
	Total	—	$ 99,786	—	—	$1,722,094	$2,189,628	$ 3,942,055

(1) Because Messrs. Rogerson and Piras are eligible for retirement (under the Company's retirement policies for U.S. and Italy employees, respectively), they would be permitted to elect to retire if the Company terminated their employment for any reason other than for cause. For Messrs. McClammy, O'Donoghue and Homan, the severance amount shown is based on one week of base pay for each year of service, which is calculated in accordance with the Company's discretionary "reduction in force" policy for all salaried ("exempt") U.S. employees.

(2) Because Messrs. Rogerson and Piras are eligible for retirement, a voluntary resignation would be treated as a retirement.

(3) Messrs. McClammy, O'Donoghue and Homan were not eligible for retirement as of the last day of fiscal year 2007. Information is nonetheless provided as if they were.

(4) See the narrative description below under the heading *Change in Control Agreements.* Those Change in Control Agreements were amended on November 8, 2007; in order to provide a more current disclosure, the narrative descriptions and the calculations provided in this table are based on those amended and restated Agreements, rather than the versions in effect on September 28, 2007.

(5) The amounts reported for Mr. Piras are converted from Euros to U.S. Dollars using an exchange rate on the last day of fiscal year 2007, which exchange rate was $1.41/ €1.00.

(6) In the event of a termination of employment due to retirement, disability or death, the full amount earned for any long-term cash bonus for a long-term performance period pending on the date the employment so terminates will be paid, but calculated on the basis of the actual results for that performance period (as determined by the Committee after the period); because actual results are not determinable, the amount reported for each executive officer is the aggregate of the *targeted* long-term cash bonuses for the fiscal years 2006-2008 and 2007-2009 long-term performance periods that were pending as of September 28, 2007.

(7) Consists of the in-the-money value of unvested stock options and certain unvested restricted stock, in each case as of September 28, 2007 at the closing stock price on that date ($63.61). The value of accelerated stock options are thus calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price per share and the closing stock price on September 28, 2007; the value of accelerated restricted stock is calculated by multiplying the number of unvested shares subject to acceleration by the closing stock price on September 28, 2007.

(8) An estimate of what the Company would pay in premiums for continued medical, dental, vision, disability and/or life insurance for two years following the termination of employment; does not include the portion of the premiums that the executive officer would be required to continue to pay and assumes that the executive officer does not commence substantially equivalent employment during those two years.

(9) Reimbursement (by way of a tax "gross-up") for a 20% excise tax that would be due under Section 4999 of the Internal Revenue Code of 1986 on a portion of the amounts reported under the column *Termination Following Change in Control.*

(10) This amount is equal to 12 months of Mr. Piras' base salary, which amount would be required (under the CCNL and Italian law) to be paid to Mr. Piras in lieu of 12 months' notice of termination of his employment by the Company. Under the CCNL and Italian law, Mr. Piras may claim a termination of his employment by the Company is "unjustified" and petition an Italian labor court or arbitration panel to therefore order the Company to pay him an additional amount ranging from 14 months to 22 months of his base salary plus monthly variable compensation; whether Mr. Piras could successfully claim a termination is "unjustified" and if so the amount that a court or panel might order be paid to Mr. Piras cannot be determined.

Change in Control Agreements. The Board of Directors has approved Change in Control Agreements (the "Agreements") between the Company and the named executive officers which provide for the payment of specified compensation and benefits upon certain terminations of their employment following a change in control of the Company. A change in control of the Company is defined in each Agreement to occur if (a) any individual or group becomes the beneficial owner of 30% or more of the combined voting power of the Company's outstanding securities, (b) "continuing directors" (defined as the directors of the Company as of the date of the Agreement and any successor to any such directors who was nominated by a majority of the directors in office at the time of his nomination or selection and who is not associated in any way with an individual or group who is a beneficial owner of more than 10% of the combined voting power of the Company's outstanding securities) cease to constitute at least a majority of the Board of Directors, (c) there occurs a reorganization, merger, consolidation or other corporate transaction involving the Company in which the Company's stockholders do not own more than 50% of the combined voting power of the Company or other corporation resulting from such transaction, or (d) all or substantially all of the Company's assets are sold, liquidated or distributed. In their respective Agreements, the named executive officers agreed to not voluntarily leave the Company's employ during a tender or exchange offer, proxy solicitation in opposition to the Board of Directors or other effort by any party to effect a change in control of the Company. This is intended to assure that management will continue to act in the best interests of the Company's stockholders rather than be affected by personal uncertainties during any attempt to effect a change in control of the Company, and to enhance the Company's ability to attract and retain executives.

Each Agreement provides that if within 18 months after a change in control the Company terminates the executive's employment other than by reason of his death, disability, retirement or for cause, or the executive officer terminates his employment for "good reason," the executive will receive a lump sum severance payment equal to 2.99 (in the case of Mr. Rogerson) or 2.5 (in the case of Messrs. McClammy, O'Donoghue, Piras and Homan) times the executive's annual base salary and highest annual bonus paid to him in any of the three years ending prior to the date of termination. "Good reason" is defined in each Agreement as any of the following that occurs after a change in control of the Company: certain reductions in compensation; certain material changes in employee benefits and perquisites; a change in the site of employment; the Company's failure to obtain the written assumption by its successor of the obligations set forth in the Agreement; attempted termination of employment on grounds insufficient to constitute a basis of termination for cause under the terms of the Agreement; or the Company's failure to promptly make any payment required under the terms of the Agreement in the event of a dispute relating to employment termination. In the case of Mr. Rogerson, "good reason" is defined also to exist if he is not appointed as chief executive officer of the combined or acquiring entity. In the cases of Messrs. McClammy and Homan, "good reason" is defined also to exist if they are not given "an equivalent position" as defined in their Agreements. In the case of Messrs. O'Donoghue and Piras, "good reason" is defined also to exist if there is a material change in duties and a material reduction in authority and responsibility.

Each Agreement provides that upon termination or resignation under the circumstances described above, the executive officer be paid a pro rata portion of the targeted cash bonus for the fiscal year in which that termination or resignation occurs, and the full amount of any targeted cash bonus for a multi-year performance period not yet completed. Each Agreement also provides that all stock options granted by the Company become exercisable in full according to their terms; that restricted stock subject to vesting restrictions be released from all such restrictions; and that targeted performance shares for any outstanding performance period be vested and delivered. Each Agreement further provides that the executive officer will receive a continuation of all medical, dental, vision, disability and life insurance on the same terms as if he remained an employee (or equivalent benefits will be provided) until the earlier to occur of (a) commencement of substantially equivalent full-time employment with a new employer or (b) 24 months after the date of termination of employment with the Company.

Each Agreement provides that to the extent the named executive officer is a "specified employee" under final regulations issued under Section 409A of the Internal Revenue Code of 1986, any payment or benefit due to the executive officer will not, to extent subject to such Section 409A, be paid until six months and one day following the termination of the executive officer's employment. Each Agreement also provides that in the event that any payments and benefits received by the executive officer from the Company subject that person to an excise tax pursuant to Section 4999 of the Internal Revenue Code of 1986, the executive officer will be entitled to receive an additional payment so as to place the executive officer in the same after-tax economic position as if such excise tax had not been imposed. The Agreement with Mr. McClammy also provides that a termination or resignation occurring under the circumstances described above will qualify as a "retirement" for purposes of the Company's retirement-related benefits (i.e., group retiree medical insurance), even though he might not yet have reached the age and years of service otherwise required to be eligible for retirement-related benefits.

RELATED PARTY TRANSACTIONS

Related Party Transactions Policy and Procedures

Excluding compensation (whether cash, equity or otherwise), any related party transaction involving a Company director or executive officer must be reviewed and approved by the Audit Committee of the Board of Directors. Any member of the Audit Committee who is a related party with respect to a transaction under review may not participate in the deliberations or vote on the approval or ratification of the transaction. Related parties include any director or executive officer, certain stockholders and any of their "immediate family members" (as defined by SEC regulations). To identify any related party transaction, the Company requires each of director and executive officer to complete each year a questionnaire requiring disclosure of any transaction in which the director, executive officer or any immediate family member might have an interest and instructing each director and executive officer to immediately notify the Company's General Counsel of any such transaction that arises subsequently during the year. In addition, the Board of Directors determines on an annual basis which of directors meet the definition of independent director under the rules of the Nasdaq Stock Market and reviews any director relationship that would potentially interfere with his or her exercise of independent judgment in carrying out the responsibilities of a director.

Certain Related Party Transactions

The Company's Certificate of Incorporation and By-Laws contain provisions that limit the liability of directors and require the Company to indemnify directors and executive officers against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with any proceedings arising out of their services to the Company. Under that Certificate of Incorporation, as permitted under the Delaware General Corporation Law, directors are not liable to the Company or its stockholders for monetary damages arising from a breach of their fiduciary duty of care as directors. In addition, the Company has entered into an indemnity agreement with each director and executive officer that provides for indemnification of the directors and executive officer against certain liabilities that may arise by reason of their status or service as a director or executive officer. The Company purchases insurance to cover claims or a portion of any claims made against its directors and executive officers.

These provisions and arrangements do not, however, affect liability for any breach of a director's duty of loyalty to the Company or its stockholders, liability for acts or omissions not in good faith or involving intentional misconduct or knowing violations of law, liability for transactions in which the director derived an improper personal benefit or liability for the payment of a dividend in violation of Delaware law. Such limitation of liability also does not limit a director's liability for violation of, or otherwise relieve our directors or executive officers from the necessity of complying with, federal and state securities laws or affect the availability of equitable remedies such as injunctive relief or rescission.

Other than these indemnification arrangements and the compensation of directors and named executive officers as described elsewhere in this Proxy Statement, to the Company's knowledge there has not been since the beginning of fiscal year 2007 and there is not currently proposed any transaction in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any director, executive officer or 5% stockholder had or will have a direct or indirect material interest.

AUDIT COMMITTEE REPORT[1]

The primary purpose of the Audit Committee is to oversee the Company's accounting and financial reporting process and the annual audits and quarterly reviews of the Company's financial statements, as further detailed in the Committee's Charter.

The Company's management is responsible for the integrity of the Company's financial statements, as well as its accounting and financial reporting process and internal controls for compliance with applicable accounting standards, laws and regulations. The Company's independent registered public accounting firm, PricewaterhouseCoopers LLP ("PwC"), is responsible for performing an independent audit of the Company's financial statements in accordance with generally accepted auditing standards and expressing an opinion in its report on those financial statements, and for expressing an opinion on management's assessment of the effectiveness of the Company's internal control over financial reporting and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee is responsible for monitoring and reviewing these processes, as well as the independence and performance of the Company's independent registered public accounting firm. The Audit Committee does not conduct auditing or accounting reviews or procedures. The Audit Committee has relied in undertaking its monitoring and review responsibilities, without independent verification, on management's representation that the financial statements have been prepared with integrity and in conformity with generally accepted accounting procedures in the U.S. and on the independent registered public accounting firm's representations included in its report on the Company's financial statements and in its opinion on management's assessment and on the effectiveness of the Company's internal control over financial reporting.

The Audit Committee reviewed and discussed with management the Company's audited financial statements for fiscal year 2007. The Committee discussed with the Company's independent registered public accounting firm, PwC, the matters required to be discussed by the Codification of Statements on Auditing Standards 61, *Communication with Audit Committees* (as modified or supplemented). In addition, the Audit Committee received the written disclosures and the letter from PwC required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, discussed with PwC its independence from the Company, and considered whether the providing of non-audit services to the Company by PwC is compatible with maintaining PwC's independence.

Based on these reviews and discussions and in reliance thereon, the Audit Committee recommended to the Board of Directors that the audited financial statements for the Company be included in the Company's Annual Report on Form 10-K for the fiscal year ended September 28, 2007.

Richard U. De Schutter (Chairman) | John G. McDonald
Wayne R. Moon | Elizabeth E. Tallett

(1) The information contained in this *Audit Committee Report* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1993 or the Exchange Act of 1934.

COMPANY STOCK PRICE PERFORMANCE[1]

The following graph compares the cumulative total return of the Company's common stock with the Standard & Poor's MidCap 400 Index and an index comprised of public companies using SIC Code 3826 Laboratory Analytical Instruments (the "SIC Code 3826 Index")[2]. The comparison covers the period from the beginning of the Company's fiscal year 2003 on September 30, 2002 (based on closing stock prices on the previous trading day) through the end of the Company's fiscal year 2007 on September 28, 2007. The graph assumes that the value of the investment in the Company's common stock and in each index on October 1, 2001 was $100, and assumes reinvestment of dividends. The comparisons in this graph are not intended to represent a forecast of possible future performance of the Company's common stock or stockholder returns.

COMPARISON OF CUMULATIVE TOTAL RETURN BETWEEN THE COMPANY,
THE STANDARD & POOR'S MIDCAP 400 INDEX, AND
SIC CODE 3826 LABORATORY ANALYTICAL INSTRUMENTS INDEX


DOLLARS
300
250
200
150
100
50
0
9/27/02
10/3/03
10/1/04
9/30/05
9/29/06
9/28/07
VARIAN, INC.
STANDARD & POOR'S MIDCAP 400 INDEX
SIC CODE 3826 INDEX

	September 27, 2002	October 3, 2003	October 1, 2004	September 30, 2005	September 29, 2006	September 28, 2007
Varian, Inc	$100.00	$115.38	$130.43	$117.33	$156.82	$217.47
Standard & Poor's MidCap 400 Index	$100.00	$126.81	$149.07	$182.10	$194.05	$230.45
SIC Code 3826 Index	$100.00	$138.56	$157.56	$176.34	$200.77	$270.62

(1) The information contained under this heading *Company Stock Price Performance* shall not be deemed to be "soliciting material", "filed" or incorporated by reference into any filing by the Company with the Securities and Exchange Commission, except to the extent that the Company specifically incorporates that information by reference into a document filed under the Securities Act of 1993 or the Exchange Act of 1934.

(2) Upon written request of a stockholder, the Company will provide a list of the companies comprising the SIC Code 3826 Index (which includes the Company). In accordance with SEC rules, the return of companies included in the SIC Code 3826 Index are weighted according to their respective market capitalizations at the beginning of each period for which a return is indicated.

By Order of the Board of Directors

A. W. Homan
Secretary

December 14, 2007
Palo Alto, California

VARIAN, INC.
OMNIBUS STOCK PLAN
(as amended and restated effective November 8, 2007)

SECTION 1
BACKGROUND, PURPOSE AND DURATION

1.1 Effective Date. The Plan, as amended and restated, is effective as of November 8, 2007, subject to the approval of the amended and restated Plan by a majority of the shares of the Company's common stock which are present in person or by proxy and entitled to vote at the 2008 Annual Meeting of Stockholders of the Company.

1.2 Purpose of the Plan. The Plan is intended to increase shareholder value and the success of the Company by motivating employees of the Company and its Affiliates and directors of the Company who are employees of neither the Company nor any Affiliate. The Plan is intended to permit the grant of Awards that qualify as performance-based compensation under section 162(m) of the Code.

SECTION 2
DEFINITIONS

The following words and phrases shall have the following meanings unless a different meaning is plainly required by the context:

2.1 "1934 Act" means the Securities Exchange Act of 1934, as amended. Reference to a specific section of the 1934 Act or regulation thereunder shall include such section or regulation, any valid regulation promulgated under such section, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.2 "Affiliate" means any corporation or any other entity (including, but not limited to, partnerships and joint ventures) controlling, controlled by, or under common control with the Company.

2.3 "Award" means, individually or collectively, a grant under the Plan of Non-qualified Stock Options, Incentive Stock Options, SARs, Restricted Stock, Stock Units, Performance Units or Performance Shares.

2.4 "Award Agreement" means the written agreement setting forth the terms and provisions applicable to each Award granted under the Plan.

2.5 "Board" means the Board of Directors of the Company.

2.6 "Code" means the Internal Revenue Code of 1986, as amended. Reference to a specific section of the Code or regulation thereunder shall include such section or regulation, any valid regulation promulgated thereunder, and any comparable provision of any future legislation or regulation amending, supplementing or superseding such section or regulation.

2.7 "Committee" means the committee appointed by the Board (pursuant to Section 3.1) to administer the Plan.

2.8 "Company" means Varian, Inc., a Delaware corporation, or any successor thereto.

2.9 "Director" means any individual who is a member of the Board.

2.10 "Disability" means a permanent and total disability within the meaning of section 22(e)(3) of the Code, provided that in the case of Awards other than Incentive Stock Options, the Committee in its sole discretion may determine whether a permanent and total disability exists in accordance with uniform and non-discriminatory standards adopted by the Committee from time to time.

2.11 "EBIT" means as to any Performance Period, the Company's or a business unit's income before reductions for interest and taxes, determined in accordance with generally accepted accounting principles.

2.12 "EBITA" means as to any Performance Period, the Company's or a business unit's income before reductions for interest, taxes and acquisition-related intangible amortization, determined in accordance with generally accepted accounting principles.

2.13 "EBITDA" means as to any Performance Period, the Company's or a business unit's income before reductions for interest, taxes, depreciation and amortization, determined in accordance with generally accepted accounting principles.

2.14 "Earnings Per Share" means as to any Performance Period, the Company's or a business unit's diluted earnings per share, determined in accordance with generally accepted accounting principles.

2.15 "Employee" means any employee of the Company or of an Affiliate, whether such employee is so employed at the time the Plan is adopted or becomes so employed subsequent to the adoption of the Plan.

2.16 "Exchange Program" means a program established by the Committee under which outstanding Awards are amended to provide for a lower Exercise Price or surrendered or cancelled in exchange for (a) Awards with a lower Exercise Price, (b) a different type of Award, (c) cash, or (d) a combination of (a), (b) and/or (c). Notwithstanding the preceding, the term Exchange Program does not include any (i) program under which an outstanding Award is surrendered or cancelled in exchange for a different type of Award and/or cash having a total value equal to or less than the value of the surrendered or cancelled Award, nor (ii) action described in Section 4.3.

2.17 "Exercise Price" means the price at which a Share may be purchased by a Participant pursuant to the exercise of an Option.

2.18 "Fair Market Value" means the last quoted per share selling price for Shares on the relevant date, or if there were no sales on such date, the arithmetic mean of the highest and lowest quoted selling prices on the nearest day before and the nearest day after the relevant date, as determined by the Committee. Notwithstanding the preceding, for federal, state and local income tax reporting purposes, fair market value shall be determined by the Committee in accordance with uniform and nondiscriminatory standards adopted by it from time to time.

2.19 "Fiscal Year" means any fiscal year of the Company.

2.20 "Grant Date" means, with respect to an Award, the date that the Award was granted.

2.21 "Incentive Stock Option" means an Option to purchase Shares which is designated as an Incentive Stock Option and is intended to meet the requirements of section 422 of the Code.

2.22 "Net Income" means as to any Performance Period, the Company's or a business unit's income after taxes, determined in accordance with generally accepted accounting principles.

2.23 "Non-employee Director" means a Director who is an employee of neither the Company nor of any Affiliate.

2.24 "Non-qualified Stock Option" means an option to purchase Shares which is not intended to be an Incentive Stock Option.

2.25 "Operating Cash Flow" means as to any Performance Period, the Company's or a business unit's net cash provided by operating activities, determined in accordance with generally accepted accounting principles, less net capital expenditures.

2.26 "Option" means an Incentive Stock Option or a Non-qualified Stock Option.

2.27 "Participant" means an Employee who has been selected by the Committee for participation in the Plan or a Non-employee Director who has an outstanding Award.

2.28 "Performance Goals" means the goal(s) (or combined goal(s)) determined by the Committee (in its sole discretion) to be applicable to a Participant with respect to an Award. As determined by the Committee, the Performance Goals applicable to an Award may provide for a targeted level or levels of achievement using one or more of the following measures: (a) EBIT, (b) EBITA, (c) EBITDA, (d) Earnings Per Share, (e) Net Income, (f) Operating Cash Flow, (g) Return on Net Assets, (h) Return on Equity, (i) Return on Sales, (j) Revenue, and (k) Shareholder Return. The Performance Goals may differ from Participant to Participant and from Award to Award. Prior to the Determination Date, the Committee shall determine whether any significant element(s) shall be included in or excluded from the calculation of any Performance Goal with respect to any Participant. "Determination Date" means the latest possible date that will not jeopardize an Award's qualification as performance-based compensation under section 162(m) of the Code. Notwithstanding the previous sentence, for Awards not intended to qualify as performance-based compensation, "Determination Date" shall mean such date as the Committee may determine in its sole discretion.

2.29 "Performance Period" means any fiscal period not to exceed three consecutive Fiscal Years, as determined by the Committee in its sole discretion.

2.30 "Performance Share" means a Performance Share granted to a Participant pursuant to Section 8.

2.31 "Performance Unit" means a Performance Unit granted to a Participant pursuant to Section 8.

2.32 "Period of Restriction" means the period during which shares of Restricted Stock are subject to forfeiture and/or restrictions on transferability.

2.33 "Plan" means the Varian, Inc. Omnibus Stock Plan, as set forth in this instrument and as hereafter amended from time to time.

2.34 "Restricted Stock" means an Award granted to a Participant pursuant to Section 7.

2.35 "Retirement" means, with respect to any Participant, "Retirement" as defined pursuant to the Company's or the Board's Retirement Policies, as they may be established from time to time.

2.36 "Return on Net Assets" means as to any Performance Period, the percentage equal to the Company's or a business unit's EBIT before incentive compensation, divided by the Company's or business unit's average net assets, determined in accordance with generally accepted accounting principles.

2.37 "Return on Equity" means as to any Performance Period, the percentage equal to the Company's Net Income divided by average stockholder's equity, determined in accordance with generally accepted accounting principles.

2.38 "Return on Sales" means as to any Performance Period, the percentage equal to the Company's or a business unit's EBIT (after incentive compensation), divided by the Company's or the business unit's, as applicable, Revenue, determined in accordance with generally accepted accounting principles.

2.39 "Revenue" means as to any Performance Period, the Company's or a business unit's net sales, determined in accordance with generally accepted accounting principles.

2.40 "Rule 16b-3" means Rule 16b-3 promulgated under the 1934 Act, as amended, and any future regulation amending, supplementing or superseding such regulation.

2.41 "Section 16 Person" means a person who, with respect to the Shares, is subject to section 16 of the 1934 Act.

2.42 "Shareholder Return" means as to any Performance Period, the total return (change in share price plus reinvestment of any dividends) of a Share.

2.43 "Shares" means shares of the Company's common stock, \$.01 par value.

2.44 "Stock Appreciation Right" or "SAR" means an Award, granted alone, in connection or in tandem with a related Option, that pursuant to Section 6 is designated as a SAR.

2.45 "Stock Unit" means a bookkeeping entry initially representing an amount equal to the Fair Market Value of one Share. Stock Units represent an unfunded and unsecured obligation of the Company.

2.46 "Subsidiary" means any corporation in an unbroken chain of corporations beginning with the Company if each of the corporations other than the last corporation in the unbroken chain then owns stock possessing fifty percent (50%) or more of the total combined voting power of all classes of stock in one of the other corporations in such chain.

2.47 "Termination of Service" means (a) in the case of an Employee, a cessation of the employee-employer relationship between an Employee and the Company or an Affiliate for any reason, including, but not by way of limitation, a termination by resignation, discharge, death, Disability, Retirement, or the disaffiliation of an Affiliate, but excluding any such termination where there is a simultaneous reemployment by the Company or an Affiliate; and (b) in the case of a Non-employee Director, a cessation of the Non-employee Director's service on the Board for any reason.

SECTION 3
ADMINISTRATION

3.1 The Committee. The Plan shall be administered by the Committee. The Committee shall consist of not less than two (2) Directors. The members of the Committee shall be appointed from time to time by, and serve at the pleasure of, the Board. Each member of the Committee shall qualify as (a) a "non-employee director" under Rule 16b-3, and (b) an "outside director" under section 162(m) of the Code. If it is later determined that one or more members of the Committee do not so qualify, actions taken by the Committee prior to such determination shall be valid despite such failure to qualify.

3.2 Authority of the Committee. It shall be the duty of the Committee to administer the Plan in accordance with the Plan's provisions. The Committee shall have all powers and discretion necessary or appropriate to administer the Plan and to control its operation, including, but not limited to, the power to (a) determine which Employees and shall be granted Awards, (b) prescribe the terms and conditions of the Awards (other than the Options granted to Non-employee Directors pursuant to Section 9), (c) interpret the Plan and the Awards, (d) adopt such procedures and subplans as are necessary or appropriate to permit participation in the Plan by Employees and Directors who are foreign nationals or employed outside of the United States, (e) adopt rules for the administration, interpretation and application of the Plan as are consistent therewith, and (f) interpret, amend or revoke any such rules. Notwithstanding any contrary provision of the Plan, the Committee may reduce the amount payable under any Award (other than an Option) after the grant of such Award. Notwithstanding the preceding, the Committee shall not implement an Exchange Program without the approval of the holders of a majority of the Shares that are present in person or by proxy and entitled to vote at any annual or special meeting of the stockholders of the Company.

3.3 Delegation by the Committee. The Committee, in its sole discretion and on such terms and conditions as it may provide, may delegate all or any part of its authority and powers under the Plan to one or more directors and/or officers of the Company; provided, however, that the Committee may not delegate its authority and powers (a) with respect to Section 16 Persons, (b) in any way which would jeopardize the Plan's qualification under Rule 16b-3, or (c) with respect to awards which are intended to qualify as performance-based compensation under section 162(m) of the Code.

3.4 Non-employee Directors. Notwithstanding any contrary provision of this Section 3, the Board shall administer Section 9 of the Plan, and the Committee shall exercise no discretion with respect to Section 9. In the Board's administration of Section 9 and the Options and any Shares granted to Non-employee Directors, the Board shall have all of the authority and discretion otherwise granted to the Committee with respect to the administration of the Plan.

3.5 Decisions Binding. All determinations and decisions made by the Committee, the Board, and any delegate of the Committee pursuant to the provisions of the Plan shall be final, conclusive, and binding on all persons, and shall be given the maximum deference permitted by law.

SECTION 4
SHARES SUBJECT TO THE PLAN

4.1 Number of Shares. Subject to adjustment as provided in Section 4.3, the total number of Shares available for issuance under the Plan shall not exceed 10,200,000, plus such number of Shares as were issued pursuant to substitute Options under Sections 5.3.3 and 9.3 in connection with the distribution of Shares to the stockholders of Varian Associates, Inc. Shares issued under the Plan may be either authorized but unissued Shares or treasury Shares.

4.2 Lapsed Awards. If an Award terminates, expires, or lapses for any reason, any Shares subject to such Award again shall be available to be the subject of an Award, unless otherwise determined by the Committee.

4.3 Adjustments in Awards and Authorized Shares. In the event of any merger, reorganization, consolidation, recapitalization, separation, liquidation, stock dividend, split-up, Share combination, or other change in the corporate structure of the Company affecting the Shares, the Committee shall adjust the number and class of Shares (or cash or other property) that may be delivered under the Plan, the number, class, and price of Shares subject to outstanding Awards, and the numerical limit of Sections 5.1, 6.1, 7.1 and 8.1 in such manner as the Committee (in its sole discretion) shall determine to be appropriate to prevent the dilution or diminution of such Awards. In the case of Options granted to Non-employee Directors pursuant to Section 9, the foregoing adjustments shall be made by the Board, and any such adjustments also shall apply to the future grants provided by Section 9. Notwithstanding the preceding, the number of Shares subject to any Award always shall be a whole number.

SECTION 5
STOCK OPTIONS

5.1 Grant of Options. Subject to the terms and provisions of the Plan, Options may be granted to Employees at any time and from time to time as determined by the Committee in its sole discretion. The Committee, in its sole discretion, shall determine the number of Shares subject to each Option, provided that during any Fiscal Year, no Participant shall be granted Options covering more than 500,000 Shares. The Committee may grant Incentive Stock Options, Non-qualified Stock Options, or a combination thereof.

5.2 Award Agreement. Each Option shall be evidenced by an Award Agreement that shall specify the Exercise Price, the expiration date of the Option, the number of Shares to which the Option pertains, any conditions to exercise of the Option, and such other terms and conditions as the Committee, in its sole discretion, shall determine. The Award Agreement shall specify whether the Option is intended to be an Incentive Stock Option or a Non-qualified Stock Option.

5.3 Exercise Price. Subject to the provisions of this Section 5.3, the Exercise Price for each Option shall be determined by the Committee in its sole discretion.

5.3.1 Non-qualified Stock Options. In the case of a Non-qualified Stock Option, the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

5.3.2 Incentive Stock Options. In the case of an Incentive Stock Option, the Exercise Price shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date; provided, however, that if on the Grant Date, the Employee (together with persons whose stock ownership is attributed to the Employee pursuant to section 424(d) of the Code) owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any of its Subsidiaries, the Exercise Price shall be not less than one hundred and ten percent (110%) of the Fair Market Value of a Share on the Grant Date.

5.3.3 Substitute Options. Notwithstanding the provisions of Sections 5.3.1 and 5.3.2, in the event that the Company or an Affiliate consummates a transaction described in section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Employees on account of such transaction may be granted Options in substitution for options granted by their former employer. If such substitute Options are granted, the Committee, in its sole discretion and consistent with section 424(a) of the Code, shall determine the exercise price of such substitute Options.

5.4 Expiration of Options.

5.4.1 Expiration Dates. Each Option shall terminate no later than the first to occur of the following events:

(a) The expiration of ten (10) years from the Grant Date; or

(b) The expiration of three (3) months from the date of the Participant's Termination of Service for a reason other than the Participant's death, Disability or Retirement; or

(c) The expiration of one (1) year from the date of the Participant's Termination of Service by reason of Disability; or

(d) The expiration of three (3) years from the date of the Participant's Retirement (subject to Section 5.8.2 regarding Incentive Stock Options); or

(e) The date of the Participant's Termination of Service by the Company for cause (as determined by the Company); or

(f) The date for termination of the Option determined by the Committee in its sole discretion and set forth in the written Award Agreement.

5.4.2 Death of Participant. Notwithstanding Section 5.4.1, if a Participant who is an Employee dies prior to the expiration of his or her Options, his or her Options shall be exercisable until the expiration of three (3) years after the date of death.

5.4.3 Committee Discretion. Subject to the limits of Sections 5.4.1 and 5.4.2, the Committee, in its sole discretion, (a) shall provide in each Award Agreement when each Option expires and becomes unexercisable, and (b) may, after an Option is granted and before such Option expires, extend the maximum term of the Option (subject to Section 5.8.4 regarding Incentive Stock Options). Unless otherwise expressly determined by the Committee, any extension of the term of any Option shall comply with Section 409A of the Code.

5.5 Exercisability of Options. Options granted under the Plan shall be exercisable at such times and be subject to such restrictions and conditions as the Committee shall determine in its sole discretion. After an Option is granted, the Committee, in its sole discretion, may accelerate the exercisability of the Option. If a Participant dies while an Employee, the exercisability of his or her Options shall be fully accelerated to the date of Termination of Service.

5.6 Payment. Options shall be exercised by the Participant's delivery of a written notice of exercise to the Secretary of the Company (or its designee), setting forth the number of Shares with respect to which the Option is to be exercised, accompanied by full payment for the Shares.

Upon the exercise of any Option, the Exercise Price shall be payable to the Company in full in cash or its equivalent. The Committee, in its sole discretion, also may permit exercise (a) by tendering previously acquired Shares having an aggregate Fair Market Value at the time of exercise equal to the total Exercise Price, or (b) by any other means which the Committee, in its sole discretion, determines to both provide legal consideration for the Shares, and to be consistent with the purposes of the Plan.

As soon as practicable after receipt of a written notification of exercise and full payment for the Shares purchased, the Company shall deliver to the Participant (or the Participant's designated broker), Share certificates (which may be in book entry form) representing such Shares.

5.7 Restrictions on Share Transferability. The Committee may impose such restrictions on any Shares acquired pursuant to the exercise of an Option as it may deem advisable, including, but not limited to, restrictions related to applicable Federal securities laws, the requirements of any national securities exchange or system upon which Shares are then listed or traded, or any blue sky or state securities laws.

5.8 Certain Additional Provisions for Incentive Stock Options.

5.8.1 Exercisability. The aggregate Fair Market Value (determined on the Grant Date(s)) of the Shares with respect to which Incentive Stock Options are exercisable for the first time by any Employee during any calendar year (under all plans of the Company and its Subsidiaries) shall not exceed $100,000.

5.8.2 Termination of Service. If any portion of an Incentive Stock Option is exercised more than three (3) months after the Participant's Termination of Service for any reason other than Disability or death (unless (a) the Participant dies during such three-month period, and (b) the Award Agreement or the Committee permits later exercise), the portion so exercised shall be deemed a Non-qualified Stock Option.

5.8.3 Company and Subsidiaries Only. Incentive Stock Options may be granted only to persons who are employees of the Company or a Subsidiary on the Grant Date.

5.8.4 Expiration. No Incentive Stock Option may be exercised after the expiration of ten (10) years from the Grant Date; provided, however, that if the Option is granted to an Employee who, together with persons whose stock ownership is attributed to the Employee pursuant to section 424(d) of the Code, owns stock possessing more than ten percent (10%) of the total combined voting power of all classes of the stock of the Company or any of its Subsidiaries, the Option may not be exercised after the expiration of five (5) years from the Grant Date.

SECTION 6
STOCK APPRECIATION RIGHTS

6.1 Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Employees at any time and from time to time as shall be determined by the Committee, in its sole discretion. The Committee shall have complete discretion to determine the number of SARs granted to any Participant, provided that during any Fiscal Year, no Participant shall be granted SARs covering more than 500,000 Shares.

6.2 Exercise Price and Other Terms. The Committee, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan. However, the exercise price of an SAR shall be not less than one hundred percent (100%) of the Fair Market Value of a Share on the Grant Date.

6.3 SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

6.4 Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Committee, in its sole discretion, and set forth in the Award Agreement. Notwithstanding the foregoing, the rules of Section 5.4 also shall apply to SARs.

6.5 Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(a) The difference between the Fair Market Value of a Share on the date of exercise (or as specified in the Award Agreement) over the exercise price; times

(b) The number of Shares with respect to which the SAR is exercised.

6.6 Payment Upon Exercise of SAR. At the sole discretion of the Committee, payment for a SAR may be in cash, Shares or a combination thereof.

SECTION 7
RESTRICTED STOCK

7.1 Grant of Restricted Stock. Subject to the terms and provisions of the Plan, the Committee, at any time and from time to time, may grant Shares of Restricted Stock to Employees in such amounts as the Committee, in its sole discretion, shall determine. The Committee, in its sole discretion, shall determine the number of Shares to be granted to each Participant, provided that pursuant to the Plan no more than 850,000 Shares in the aggregate may be (a) granted as Restricted Stock, and (b) issued pursuant to Performance Units, Performance Shares and Stock Units.

7.2 Restricted Stock Agreement. Each Award of Restricted Stock shall be evidenced by an Award Agreement that shall specify the Period of Restriction, the number of Shares granted, any price to be paid for the Shares, and such other terms and conditions as the Committee, in its sole discretion, shall determine. Unless the Committee determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.3 Transferability. Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

7.4 Other Restrictions. The Committee, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate, in accordance with this Section 7.4.

7.4.1 General Restrictions. The Committee may set restrictions based upon the achievement of specific performance objectives (Company-wide, business unit or individual), applicable federal or state securities laws, or any other basis determined by the Committee in its sole discretion.

7.4.2 Section 162(m) Performance Restrictions. For purposes of qualifying grants of Restricted Stock as "performance-based compensation" under section 162(m) of the Code, the Committee, in its sole discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Restricted Stock to qualify as "performance-based compensation" under section 162(m) of the Code. In granting Restricted Stock which is intended to qualify under section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Restricted Stock under section 162(m) of the Code (e.g., in determining the Performance Goals).

7.4.3 Legend on Certificates. The Committee, in its sole discretion, may legend the certificates representing Restricted Stock to give appropriate notice of such restrictions. For example, the Committee may determine that some or all certificates representing Shares of Restricted Stock shall bear the following legend:

> "The sale or other transfer of the shares of stock represented by this certificate, whether voluntary, involuntary, or by operation of law, is subject to certain restrictions on transfer as set forth in the Varian, Inc. Omnibus Stock Plan, and in a Restricted Stock Agreement. A copy of the Plan and such Restricted Stock Agreement may be obtained from the Secretary of Varian, Inc."

7.5 Removal of Restrictions. Shares of Restricted Stock covered by each Restricted Stock grant made under the Plan shall be released from escrow as soon as practicable after the last day of the Period of Restriction. The Committee, in its sole discretion, may accelerate the time at which any restrictions shall lapse, and remove any restrictions. After the restrictions have lapsed, the Participant shall be entitled to have any legend or legends under Section 7.4 removed from his or her Share certificate, and the Shares shall be freely transferable by the Participant.

7.6 Voting Rights. During the Period of Restriction, Participants holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

7.7 Dividends and Other Distributions. During the Period of Restriction, Participants holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement. If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions on transferability and forfeitability as the Shares of Restricted Stock with respect to which they were paid.

7.8 Return of Restricted Stock to Company. On the date set forth in the Award Agreement, the Restricted Stock for which restrictions have not lapsed shall revert to the Company and again shall become available for grant under the Plan.

SECTION 8
PERFORMANCE UNITS, PERFORMANCE SHARES AND STOCK UNITS

8.1 Grant of Performance Units, Performance Shares and Stock Units. Performance Units, Performance Shares and Stock Units may be granted to Employees at any time and from time to time, as shall be determined by the Committee, in its sole discretion. The Committee shall have complete discretion in determining the number of Performance Units, Performance Shares and Stock Units granted to any Participant, provided that pursuant to the Plan no more than 850,000 Shares in the aggregate may be (a) issued pursuant to Performance Units, Performance Shares and Stock Units, and (b) granted as Restricted Stock.

8.2 Initial Value. Each Performance Unit shall have an initial value that is established by the Committee on or before the Grant Date, provided that such value shall not exceed the Fair Market Value of a Share on the Grant Date. Each Performance Share shall have an initial value equal to the Fair Market Value of a Share on the Grant Date.

8.3 Performance Objectives and Other Terms. The Committee, in its sole discretion, shall set performance objectives and/or other vesting criteria which, depending on the extent to which they are met or satisfied, will determine the number or value of Performance Units, Performance Shares or Stock Units that will be paid out to the Participants. The Committee may set performance objectives or other vesting criteria based upon the achievement of Company-wide, business unit, or individual goals, or any other basis (including continued employment) determined by the Committee in its sole discretion. The time period during which performance objectives must be met shall be called the "Performance Period." Each Award of Performance Units, Performance Shares or Stock Units shall be evidenced by an Award Agreement that shall specify the Performance Period, and such other terms and conditions as the Committee, in its sole discretion, shall determine.

8.3.1 General Performance Objectives. The Committee may set performance objectives based upon the achievement of Company-wide, business unit or individual goals, or any other basis determined by the Committee in its sole discretion.

8.3.2 Section 162(m) Performance Objectives. For purposes of qualifying grants of Performance Units, Performance Shares or Stock Units as "performance-based compensation" under section 162(m) of the Code, the Committee, in its sole discretion, may determine that the performance objectives applicable to Performance Units, Performance Shares or Stock Units shall be based on the achievement of Performance Goals. The Performance Goals shall be set by the Committee on or before the latest date permissible to enable the Performance Units, Performance Shares or Stock Units to qualify as "performance-based compensation" under section 162(m) of the Code. In granting Performance Units, Performance Shares or Stock Units which are intended to qualify under section 162(m) of the Code, the Committee shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Performance Units, Performance Shares or Stock Units under section 162(m) of the Code (e.g., in determining the Performance Goals).

8.4 Earning of Performance Units, Performance Shares and Stock Units. After the applicable Performance Period has ended, the Participant shall be entitled to receive a payout of the number of Performance Units, Performance Shares or Stock Units earned during the Performance Period, depending upon the extent to which the applicable performance objectives have been achieved. After the grant of a Performance Unit, Performance Share or Stock Unit, the Committee, in its sole discretion, may reduce or waive any performance objectives for the Award.

8.5 Terms of Stock Units.

8.5.1 Award Agreement. Each Award of a Stock Unit shall be evidenced by an Award Agreement (satisfactory to the Committee), which shall be executed by the Participant and the Company.

8.5.2 Vesting. Each Award of a Stock Unit shall vest upon the Participant's Termination of Service.

8.5.3 Dividends and Other Distributions. Any dividends or other distributions paid on the Shares underlying an Award of Stock Units shall be deemed reinvested in Stock Units (the "Dividend Stock Units"). Dividend Stock Units shall be subject to the same terms and conditions as the underlying Award, including any deferral election made pursuant to Section 8.7.

8.6 Form and Timing of Payment.

8.6.1 Performance Shares and Units. Payment of earned Performance Units or Performance Shares shall be made as soon as practicable after the expiration of the applicable Performance Period or satisfaction of any other vesting criteria. The Committee, in its sole discretion, may pay such earned Awards in cash, Shares or a combination thereof.

8.6.2 Stock Units. Payment of Stock Units shall be made by issuance of Shares as soon as administratively practicable following an individual's Termination of Service. Notwithstanding the preceding, a Participant may, at the sole discretion of, and in accordance with rules established by the Committee, elect to defer delivery of the proceeds of an Award of Stock Units. A Participant's election as provided in the preceding sentence shall be irrevocable and shall comply will all applicable provisions of the Code (including, but not by way of limitation, Section 409A).

8.7 Cancellation. On the date set forth in the Award Agreement, all unearned or unvested Performance Units, Performance Shares or Stock Unit shall be forfeited to the Company, and again shall be available for grant under the Plan.

8.8 Elections by Participants. At the sole discretion of the Committee, and pursuant to such procedures as the Committee (in its sole discretion) may adopt from time to time, each Participant may elect to forego receipt of all or a portion of cash compensation otherwise due to the Participant in exchange for Shares and/or Stock Units. The number of Shares and/or Stock Units received by a Participant shall equal the amount of foregone compensation divided by the Fair Market Value of a Share on the date that the compensation otherwise would have been paid to the Participant, rounded up to the nearest whole number of Shares.

PROXY STATEMENT

SECTION 9
NON-EMPLOYEE DIRECTORS

9.1 Granting of Options.

9.1.1 Non-employee Directors. Each Non-employee Director (including a Non-Employee Chairman of the Board) shall be granted an Option to purchase 10,000 Shares (an "Initial Grant") on the date of the Non-employee Director's appointment or election as a Non-employee Director. Thereafter, for so long as the Non-employee Director serves as such, he or she annually shall be granted an Option for an additional 4,000 Shares (each a "Subsequent Grant"). Each such Subsequent Grant shall be made on the first business day after each Annual Meeting of Stockholders occurring after the date of the Initial Grant or previous Subsequent Grant, but only if the Non-employee Director has continuously served as such through the Grant Date.

9.1.2 Chairman. Each Chairman of the Company who is a Non-employee Director shall be granted an Option to purchase 20,000 Shares (an "Initial Chairman's Grant") on the date such individual becomes Chairman.

9.2 Terms of Options.

9.2.1 Option Agreement. Each Option granted pursuant to this Section 9 shall be evidenced by a written stock option agreement which shall be executed by the Non-employee Director and the Company.

9.2.2 Exercise Price. The Exercise Price for the Shares subject to each Option granted pursuant to this Section 9 shall be one hundred percent (100%) of the Fair Market Value of such Shares on the Grant Date.

9.2.3 Exercisability. Each Initial Grant and Initial Chairman's Grant shall vest and become exercisable in three equal installments over three years from the Grant Date, assuming continued service as a Director. Each Subsequent Grant shall be fully exercisable on the Grant Date.

9.2.4 Expiration of Options. Each Option shall terminate upon the first to occur of the following events:

(a) The expiration of ten (10) years from the Grant Date; or

(b) The expiration of three (3) years from the date of the Non-employee Director's Termination of Service as a result of death, Disability, resignation prior to completion of the Director's term as a Director, or completion of the Director's term.

(c) The expiration of one (1) month from the date of the Non-employee Director's Termination of Service for a reason other than death, Disability, resignation prior to completion of the Director's term as a Director, or completion of the Director's term.

9.2.5 Death of Director. Notwithstanding Section 9.2.4, if a Non-employee Director dies prior to the expiration of his or her options in accordance with Section 9.2.4, his or her options shall terminate three (3) years after the date of his or her death.

9.2.6 Not Incentive Stock Options. Options granted pursuant to this Section 9 shall not be designated as Incentive Stock Options.

9.2.7 Other Terms. All provisions of the Plan not inconsistent with this Section 9 shall apply to Options granted to Non-employee Directors; provided, however, that Section 5.2 (relating to the Committee's discretion to set the terms and conditions of Options) shall be inapplicable with respect to Non-employee Directors.

9.3 Grant of Stock Units. On the first business day after each Annual Meeting of Stockholders, each individual then serving as a Non-employee Director shall be granted Stock Units with an initial value of $45,000, rounded up to the nearest whole number of Shares.

9.4 Terms of Stock Units.

9.4.1 Award Agreement. Each Award granted pursuant to Section 9.3 shall be evidenced by an Award Agreement (satisfactory to the Board), which shall be executed by the Non-Employee Director and the Company.

9.4.2 Vesting. Each Award granted pursuant to Section 9.3 shall vest upon the Non-Employee Director's Termination of Service.

9.4.3 Dividends and Other Distributions. Any dividends or other distributions paid on the Shares underlying an Award granted under Section 9.3 shall be deemed reinvested in Stock Units (the "Dividend Stock Units"). Dividend Stock Units shall be subject to the same terms and conditions as the underlying Award, including any deferral election made pursuant to Section 9.4.4.

9.4.4 Form and Timing of Payment. Payment of Stock Units shall be made by issuance of Shares as soon as administratively practicable following an individual's Termination of Service.

Notwithstanding the preceding, a Non-employee Director may, at the sole discretion of, and in accordance with rules established by the Board, elect to defer delivery of the proceeds of an Award of Stock Units granted pursuant to Section 9.3. A Non-employee Director's election as provided in the preceding sentence shall be irrevocable and shall comply with all applicable provisions of the Code (including, but not by way of limitation, Section 409A).

9.5 Substitute Options. Notwithstanding the provisions of Section 9.2.2, in the event that the Company or an Affiliate consummates a transaction described in section 424(a) of the Code (e.g., the acquisition of property or stock from an unrelated corporation), persons who become Non-employee Directors on account of such transaction may be granted Options in substitution for options granted by their former employer. If such substitute Options are granted, the Committee, in its sole discretion and consistent with section 424(a) of the Code, shall determine the exercise price of such substitute Options.

9.6 Discretion to Adjust Awards. The Board (in its sole discretion) may reduce the size of any Award that would otherwise be made under Sections 9.1 or 9.3, at any time before such Award is made.

9.7 Elections by Non-employee Directors. Pursuant to such procedures as the Board (in its sole discretion) may adopt from time to time, each Non-employee Director may elect to forego receipt of all or a portion of the annual retainer, committee chair fees, meeting attendance fees and other cash compensation otherwise due to the Non-employee Director in exchange for Shares and/or Stock Units. The number of Shares and/or Stock Units received by any Non-employee Director shall equal the amount of foregone compensation divided by the Fair Market Value of a Share on the date that the compensation otherwise would have been paid to the Non-employee Director, rounded up to the nearest whole number of Shares. Unless otherwise expressly determined by the Committee, the rules and procedures for any deferral elections and deferrals under this Section 9.6 shall be designed to comply with Section 409A of the Code.

SECTION 10
MISCELLANEOUS

10.1 No Effect on Employment or Service. Nothing in the Plan shall interfere with or limit in any way the right of the Company to terminate any Participant's employment or service at any time, with or without cause. For purposes of the Plan, transfer of employment of a Participant between the Company and any one of its Affiliates (or between Affiliates) shall not be deemed a Termination of Service. Employment with the Company and its Affiliates is on an at-will basis only.

10.2 Participation. No Employee shall have the right to be selected to receive an Award under this Plan, or, having been so selected, to be selected to receive a future Award.

10.3 Indemnification. Each person who is or shall have been a member of the Committee, or of the Board, shall be indemnified and held harmless by the Company against and from (a) any loss, cost, liability, or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit, or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan or any Award Agreement, and (b) from any and all amounts paid by him or her in settlement thereof, with the Company's approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit, or proceeding against him or her, provided he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company's Certificate of Incorporation or Bylaws, by contract, as a matter of law, or otherwise, or under any power that the Company may have to indemnify them or hold them harmless.

10.4 Successors. All obligations of the Company under the Plan, with respect to Awards granted hereunder, shall be binding on any successor to the Company, whether the existence of such successor is the result of a direct or indirect purchase, merger, consolidation or otherwise, of all or substantially all of the business or assets of the Company.

10.5 Beneficiary Designations. If permitted by the Committee, a Participant under the Plan may name a beneficiary or beneficiaries to whom any vested but unpaid Award shall be paid in the event of the Participant's death. Each such designation shall revoke all prior designations by the Participant and shall be effective only if given in a form and manner acceptable to the Committee. In the absence of any such designation, any vested benefits remaining unpaid at the Participant's death shall be paid to the Participant's estate and, subject to the terms of the Plan and of the applicable Award Agreement, any unexercised vested Award may be exercised by the administrator or executor of the Participant's estate.

10.6 Nontransferability of Awards. No Award granted under the Plan may be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated, other than by will, by the laws of descent and distribution, or to the limited extent provided in Section 10.5. All rights with respect to an Award granted to a Participant shall be available during his or her lifetime only to the Participant.

10.7 No Rights as Stockholder. Except to the limited extent provided in Sections 7.6 and 7.7, no Participant (nor any beneficiary) shall have any of the rights or privileges of a stockholder of the Company with respect to any Shares issuable pursuant to an Award (or exercise thereof), unless and until certificates representing such Shares shall have been issued, recorded on the records of the Company or its transfer agents or registrars, and delivered to the Participant (or beneficiary).

10.8 Withholding Requirements. Prior to the delivery of any Shares or cash pursuant to an Award (or exercise thereof), the Company shall have the power and the right to deduct or withhold, or require a Participant to remit to the Company, an amount sufficient to satisfy federal, state, local and foreign taxes (including the Participant's FICA obligation) required to be withheld with respect to such Award (or exercise thereof). Notwithstanding any contrary provision of the Plan, if a Participant fails to remit to the Company such withholding amount within the time period specified by the Committee (in its sole discretion), the Participant's Award may, in the Committee's sole discretion, be forfeited and in such case the Participant shall not receive any of the Shares subject to such Award.

10.9 Withholding Arrangements. The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit or require a Participant to satisfy all or part of the tax withholding obligations in connection with an Award by (a) having the Company withhold otherwise deliverable Shares, or (b) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required to be withheld. The amount of the withholding requirement shall be deemed to include any amount which the Committee determines, not to exceed the amount determined by using the maximum federal, state, local and foreign jurisdiction marginal income tax rates applicable to the Participant with respect to the Award on the date that the amount of tax to be withheld is to be determined. The Fair Market Value of the Shares to be withheld or delivered shall be determined as of the date that the taxes are required to be withheld.

10.10 Deferrals. The Committee, in its sole discretion, may permit a Participant to defer receipt of the payment of cash or the delivery of Shares that would otherwise be delivered to a Participant under the Plan. Any such deferral elections shall be subject to such rules and procedures as shall be determined by the Committee in its sole discretion. Unless otherwise expressly determined by the Committee, the rules and procedures for any deferral elections and deferrals under this Section 10.10 shall be designed to comply with Section 409A of the Code.

SECTION 11
AMENDMENT, TERMINATION AND DURATION

11.1 Amendment, Suspension or Termination. The Board, in its sole discretion, may amend or terminate the Plan, or any part thereof, at any time and for any reason. The amendment, suspension or termination of the Plan shall not, without the consent of the Participant, alter or impair any rights or obligations under any Award theretofore granted to such Participant. No Award may be granted during any period of suspension or after termination of the Plan.

11.2 Duration of the Plan. The Plan shall commence on the date specified herein, and subject to Section 11.1 (regarding the Board's right to amend or terminate the Plan), shall remain in effect thereafter. However, without further stockholder approval, no Incentive Stock Option may be granted under the Plan after November 7, 2017.

SECTION 12
LEGAL CONSTRUCTION

12.1 Gender and Number. Except where otherwise indicated by the context, any masculine term used herein also shall include the feminine; the plural shall include the singular and the singular shall include the plural.

12.2 Severability. In the event any provision of the Plan shall be held illegal or invalid for any reason, the illegality or invalidity shall not affect the remaining parts of the Plan, and the Plan shall be construed and enforced as if the illegal or invalid provision had not been included.

12.3 Requirements of Law. The granting of Awards and the issuance of Shares under the Plan shall be subject to all applicable laws, rules and regulations, and to such approvals by any governmental agencies or national securities exchanges as may be required.

12.4 Governing Law. The Plan and all Award Agreements shall be construed in accordance with and governed by the laws of the State of California, but without regard to its conflict of law provisions.

12.5 Captions. Captions are provided herein for convenience only, and shall not serve as a basis for interpretation or construction of the Plan.

EXECUTION

IN WITNESS WHEREOF, Varian, Inc., by its duly authorized officer, has executed the Plan on the date indicated below.

VARIAN, INC.

Dated: November 8, 2007

By: /s/ A. W. Homan

Name: A. W. Homan
Title: Senior Vice President,
General Counsel and Secretary

PROXY STATEMENT

VARIAN, INC.

EXECUTIVE OFFICERS AND DIRECTORS

Executive Officers

Garry W. Rogerson: President and Chief Executive Officer
G. Edward McClammy: Senior Vice President, Chief Financial Officer and Treasurer
Martin O'Donoghue: Senior Vice President, Scientific Instruments
Sergio Piras: Senior Vice President, Vacuum Technologies
A. W. Homan: Senior Vice President, General Counsel and Secretary
Sean M. Wirtjes: Vice President and Controller

Board of Directors

Allen J. Lauer[4]: Chairman of the Board, Varian, Inc.
Garry W. Rogerson[4]: President and Chief Executive Officer, Varian, Inc.
Richard U. De Schutter[1,2,3]: Former Executive Chairman, President and Chief Executive Officer, DuPont Pharmaceutical Company
John G. McDonald[1,2,3]: The Stanford Investors Professor of Finance, Graduate School of Business, Stanford University
Wayne R. Moon[1,2,3]: Former Chairman of the Board and Chief Executive Officer, Blue Shield of California
Elizabeth E. Tallett[1,2,3]: Principal, Hunter Partners, LLC

[1] Audit Committee
[2] Compensation Committee
[3] Nominating and Governance Committee
[4] Stock Committee

STOCKHOLDER INFORMATION

Principal Executive Office: Varian, Inc., 3120 Hansen Way, Palo Alto, California 94304-1030, Telephone 650.213.8000.

Stockholder Relations: Copies of Varian, Inc.'s annual report on Form 10-K and quarterly reports on Form 10-Q are available without charge by contacting Investor Relations, Varian, Inc., 3120 Hansen Way, M/S D-105, Palo Alto, California 94304-1030; Telephone 650.424.5471, or at www.varianinc.com. Those reports are also available on the U.S. Securities and Exchange Commission's EDGAR system at www.sec.gov.

Listing: Varian, Inc. is traded on The Nasdaq Global Select Market. The trading symbol is VARI.

Transfer Agent and Registrar: Computershare Trust Company, N.A., P.O. Box 43069, Providence, Rhode Island 02940-3069, Telephone 800.756.8200, Hearing Impaired Number, TDD 201.222.4955; www.computershare.com.

Stockholder Meeting: The Annual Meeting of Stockholders will be held on January 31, 2008, at 6:00 p.m., at Varian, Inc., 3120 Hansen Way, Palo Alto, California 94304-1030.

Stockholders of Record: There were 2,738 holders of record of the Company's common stock on December 3, 2007.

Caution Regarding Forward-Looking Statements

The letter to stockholders included in this Annual Report contains forward-looking statements that are based on our current expectations, estimates and projections. These forward-looking statements are based on management's current expectations, are not guarantees of future performance and involve certain risks and uncertainties that could cause the Company's actual results to differ materially from the management's current expectations and these forward-looking statements. Those risks and uncertainties include those set forth in the Form 10-K included in this Annual Report, which should be carefully read. We disclaim any intent or obligation to update publicly any forward-looking statements, whether in response to new information, future events or otherwise.

VARIAN

VARIAN, INC.
3120 HANSEN WAY
PALO ALTO, CALIFORNIA
94304-1030
USA

WWW.VARIANINC.COM

END

VIRPT 2007